ARS

09011444

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2008**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number ~~000-30229~~** 1-34115

# SONUS NETWORKS, INC.
(Exact name of Registrant as specified in its charter)



| | |
|---|---|
| **DELAWARE** | **04-3387074** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**7 Technology Park Drive, Westford, Massachusetts 01886**
(Address of principal executive offices, including zip code)

**(978) 614-8100**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $0.001 | The NASDAQ Global Select Market |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $899,837,000 based on the closing price for the Common Stock on the NASDAQ Global Select Market on June 30, 2008. As of February 19, 2009, there were 272,997,400 shares of common stock, $0.001 par value, outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

**SONUS NETWORKS, INC.**
**FORM 10-K**
**YEAR ENDED DECEMBER 31, 2008**
**TABLE OF CONTENTS**

## PART I

### Item 1. Business

This Annual Report on Form 10-K, as well as all other reports filed with or furnished to the United States Securities and Exchange Commission ("SEC"), are available free of charge through our Internet site (*http://www.sonusnet.com*) once we electronically file such material with, or furnish it to, the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

### Overview

We are a leading provider of voice infrastructure solutions for wireline and wireless service providers. Our products are a new generation of carrier-class infrastructure equipment and software that enables voice services to be delivered over Internet Protocol ("IP") packet-based networks. Our target customers include both traditional and emerging communications service providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. IP packet-based networks, which transport traffic in small bundles, or "packets," offer a significantly more flexible, cost-effective and efficient means for providing communications services than existing circuit-based networks, designed years ago to primarily deliver telephone calls.

Our voice infrastructure solutions allow wireline and wireless operators to build converged voice over IP ("VoIP") networks. Our products are built on the same distributed, IP-based principles embraced by the IP Multimedia Subsystem ("IMS") architecture, as defined by the Third Generation Partnership Project ("3GPP"). This IMS architecture is being accepted by network operators globally as the common approach for building converged voice, data, wireline and wireless networks. Since the IMS architecture is based primarily on IP packets and the Session Initiation Protocol ("SIP"), which has been the foundation of our products since our formation, Sonus is uniquely positioned to offer an intuitive evolution from a distributed softswitch architecture to IMS with little or no impact on existing Sonus equipment or services. Additionally, the Sonus all-IP architecture is positioned to take advantage of wireless long-term evolution ("LTE") implementations as they emerge. Our investment in product development is focused on delivering high-growth solutions that leverage these IMS and LTE architectures.

Our distributed softswitch solution product suite includes the GSX9000™ Open Services Switch, GSX4000™ Open Services Switch, SGX™ Signaling Gateway, the PSX™ Call Routing Server, the ASX™ Call Feature Server, the ASX™ Access Gateway Control Function ("AGCF"), the NBS™ Network Border Switch, the Sonus Insight™ Management System and Sonus Insight™ *x*Authority Provisioning System, the IMX^R Application Platform and the mobilEdge^R Wireless Access Node. Our products, designed for deployment as the platform for a service provider's voice network, can significantly reduce the cost to build and operate voice services compared to traditional alternatives through lower cost of operations, reduced real estate, simplified management and integrated services. Moreover, our products offer a powerful and open platform for network operators to increase their revenues through the creation and delivery of new and innovative voice and data services. Our infrastructure equipment and software can be rapidly and easily deployed, and readily expanded to accommodate growth in traffic volume. Our products also interoperate with network operators' existing telephone infrastructure, allowing them to preserve the investment in their current networks.

We have been recognized by independent market research firms as a worldwide market share leader in several key segments of the carrier-class packet voice infrastructure equipment market.

Announced customers include many of the world's major service providers including: AT&T (including Cingular Wireless, BellSouth and AT&T Inc.), BT Group, Carphone Warehouse, France Telecom, Global Crossing, KDDI, Level 3, Qwest, Softbank Corporation, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications. In a 2008 independent study performed by Infonetics, in which service providers were asked to rate Alcatel-Lucent, Cisco, Ericsson, Huawei, Nokia Siemens, Nortel Networks and Sonus, Sonus received the highest ratings for technology, product roadmap, security, management and price-to-performance.

We sell our products principally through a direct sales force in the United States, Europe, the Middle East and Africa, Japan and Asia-Pacific. We have expanded our presence into new geographies and markets through our relationships with Motorola, Embarq Logistics and regional channel partners. We also collaborate with our customers to identify and develop new advanced services and applications that they can offer to their customers.

Following a period of restricted spending by communications providers, the telecommunications industry witnessed growth over the past three years with the investment in new IP-based and wireless infrastructure technologies. VoIP has been widely accepted as the protocol on which next generation networks will be built. While the speed and extent of the adoption of carrier packet voice infrastructure products by large carriers remains uncertain, especially in light of the recent economic downturn, we believe that over time the market opportunity for packet voice solutions is substantial. Our objective is to capitalize on our early technology and market lead and build a premier franchise in packet voice infrastructure solutions. The following are key elements of our long-term strategy:

- leverage our technology leadership to achieve key service provider wins;
- continue to extend our technology platform from the core of the network to the access edge;
- embrace the principles outlined by the 3GPP and deliver the industry's most advanced IMS-ready product suite;
- expand and broaden our customer base by targeting specific market segments, such as business VoIP and consumer VoIP solutions providers;
- assist our customers' ability to differentiate themselves by offering the industry's most sophisticated application development platform and service creation environment;
- expand our solutions to address emerging IP-based markets, such as network border switching and wireless switching and video services;
- focus our global sales, marketing, support and distribution capabilities on those areas that will provide the greatest return;
- grow our base of software applications and development partners;
- actively contribute to the standards definition and adoption process; and
- pursue strategic alliances and evaluate potential acquisitions.

**Industry Background**

The public telephone network is an integral part of our everyday lives. For most of its history, the global telephone industry has been heavily regulated, which has slowed the evolution of its underlying switching and infrastructure technologies, limiting innovation in service offerings and the pricing of telephone services. Two global forces—deregulation and the expansion of the Internet—have revolutionized the public telephone network worldwide.

Deregulation of the telephone industry in the United States accelerated with the passage of the Telecommunications Act of 1996. The barriers that once restricted service providers to a specific geography or service offering, such as local or long distance services, are eroding. The opportunity created by accessibility to the telephone services market has encouraged new participants to enter the market and incumbent service providers to expand into new markets, both domestic and international.

Competition between new providers and incumbents is driving down service prices. With limited ability to reduce the cost structure of the public telephone network, profit margins for traditional telephone services have declined. In response, service providers are seeking new, creative and differentiated services as a means to increase revenues and as an opportunity to reduce costs. The first wave of service differentiation, typified by triple-play bundling, is commonplace and many market segments are seeking more advanced solutions in broadband wireline-wireless converged services, video transport and services, as well as innovative business solutions.

Simultaneously, the rapid adoption of the Internet and broadband connectivity has driven the dramatic growth of data traffic and the need for service providers to offer more efficient and scalable services to its customers. Combined voice and data IP networks more efficiently fill available network bandwidth with packets of data and voice from many users. As the volume of data and voice traffic continues to increase with the growth of broadband access, service providers need to build large-scale, more efficient packet networks.

For the first time in the history of the telecommunications industry, both wireless and wireline network operators are converging on a standard architecture designed as a single communications network architecture. The IMS architecture is a set of principles defined by the 3GPP that describes a standard way of building telecommunications networks. In an IMS environment network, switching elements are distributed and applications, including voice, are IP-based.

We believe significant opportunities exist in uniting separate, parallel networks into a new, integrated public network capable of transporting both voice and data traffic on wireless or wireline devices. IP architectures are more efficient at moving data, more flexible and reduce equipment and operating costs. Significant potential savings can be realized by converging voice and data networks, as well as wireless and wireline networks, thereby reducing network operating costs and eliminating redundant or overlapping equipment purchases. Also, combining traditional voice services with Internet or web-based services in a single network is expected to enable new and powerful high-margin, revenue-generating service offerings such as voice virtual private networks, one-number/follow-me services, unified messaging, conferencing, prepaid and postpaid calling card services and sophisticated call centers and other IP voice services.

The public telecommunications network is large, highly complex and generates significant revenues, a substantial majority of which is derived from voice services. Given service providers' substantial investment in, and dependence upon, traditional circuit-switched technology, their transition to VoIP and IMS architectures will be gradual.

**Requirements for Voice Infrastructure Products for VoIP and IMS-based Networks**

Users demand high levels of quality and reliability from the public telephone network. Service providers require a cost-efficient network that enables new revenue-generating services. As a result, leading carrier packet voice infrastructure products are being designed to meet some or all of the following requirements:

***Carrier-class performance.*** Service providers operate complex, mission-critical networks demanding clear infrastructure requirements, including extremely high reliability, quality and interoperability. For example, service providers typically require equipment that complies with their 99.999% availability standard.

***Scalability and density.*** Carrier voice infrastructure solutions face challenging scalability requirements. Service providers' central offices typically support tens or even hundreds of thousands of simultaneous calls. In order to be economically attractive, the new infrastructure must compare favorably with existing networks in terms of performance, cost per port, space occupied, power consumption and cooling requirements.

***Compatibility with standards and existing infrastructure.*** New infrastructure equipment and software must support the full range of telephone network standards, including signaling protocols such as SS7 or ISDN and international signaling variants, and various physical interfaces such as T1 and E1. It must also support data networking protocols such as IP and asynchronous transfer mode, or ATM, as well as telephony protocols such as SIP, SIP-I, SIP-T, MGCP and H.323. Infrastructure solutions must also seamlessly integrate with service providers' existing operations support systems.

***Security.*** As carriers extend the network edge via IP, security is critical to provide manageable, predicable services at peering points between service providers while maintaining the integrity and privacy of subscriber information.

***Intelligent software in an open and flexible platform.*** The architecture of packet voice infrastructure solutions decouples the capabilities of traditional circuit-switched equipment into robust hardware elements and highly intelligent software platforms that provide control, signaling and service creation capabilities. This approach is designed to transform the closed, proprietary circuit-switched public telephone network into a flexible, open environment accessible to a wide range of software developers. The objective is to permit service providers and third-party vendors to develop and implement new applications independent of switch vendors. Moreover, the proliferation of independent software providers promises to drive the creation of innovative voice and data services that could expand service provider revenues.

***Simple and rapid installation, deployment and support.*** Infrastructure solutions must be easy to install, deploy, configure and manage. These attributes will enable rapid growth and effective management of dynamic and complex service provider networks.

**The Sonus Solution**

We develop, market and sell a comprehensive suite of IMS-ready voice infrastructure products with an architecture aligned with the principles of IMS that are purpose-built for the deployment and management of voice and data services over carrier packet networks. The Sonus solution consists of the following carrier-class products:

- GSX9000™ Open Services Switch;
- GSX4000™ Open Services Switch;
- NBS™ Network Border Switch;
- PSX™ Call Routing Server;
- SGX™ Signaling Gateway;
- ASX™ Call Feature Server;
- ASX™ Access Gateway Control Function;
- IMX®Application Platform;
- Sonus Insight *x*Authority Provisioning System;
- Sonus Insight Management System;
- mobilEdge® Wireless Access Node; and
- IMS Core Technology.

These products are designed to offer high reliability, toll-quality voice, improved economics, interoperability, rapid deployment and an open architecture enabling the design and implementation of new services and applications. Like the IMS architecture, our products are based on an open distributed IP-based architecture. As shown in the following diagram, our existing products and products in development offer an IMS-ready solution:



MANAGEMENT & CHARGING
APPLICATIONS
OSPA Application Servers
IMX Multimedia Application Platform
ASX Feature Server
SESSION CONTROL
Insight
HSX HSS
SRX S-CSCF
PSX BGCF
BORDER & MEDIA CONTROL
SGX SGW
NBS P/I-CSCF
OSPA Media Server
GSX MGCF/ MGW
NBS THIG
PSTN
Other VoIP Network
Access
Subscriber


*Carrier-class performance.* Our products are designed to offer the highest levels of quality, reliability and interoperability, including:

- full redundancy, enabling 99.999% availability;
- voice quality equal or superior to that of today's circuit-switched network;
- system hardware designed for Network Equipment Building Standards, or NEBS Level 3, compliance;
- network monitoring and provisioning designed for Operations System Modifications for the Integration of Network Elements, or OSMINE, compliance;
- a complete set of service features, addressing those found in the existing voice network and extending them to offer greater flexibility; and
- sophisticated network management and configuration capabilities.

*Compatibility with industry standards and existing infrastructure.* Our products are designed to be compatible with applicable voice and data networking standards and interfaces, including:

- SS7 and other telephone network signaling protocols, including international signaling variants, advanced services and simple call management and routing;
- IP, ATM, Ethernet and optical data networking standards;
- call signaling standards including SIP, SIP-I, SIP-T, MGCP and H.323 and others;

• voice coding standards such as G.711 and echo cancellation standard G.168; and

• all common interfaces, including T1, T3, E1 and optical interfaces.

The Sonus solution is designed to interface with legacy circuit-switching equipment, supporting the transparent flow of calls and other information between the circuit and packet networks. As a result, our products allow service providers to migrate to a new packet voice infrastructure, while preserving their significant legacy infrastructure investments.

***Cost effectiveness and high scalability.*** The Sonus solution can be used to cost-effectively build packet-based switch configurations supporting a range from a few hundred calls to hundreds of thousands of simultaneous calls. In addition, the capital cost of our equipment is typically lower than that of traditional circuit-switched equipment. At the same time, our GSX Family of Open Services Switches offers unparalleled density, requires significantly less space than needed by typical circuit-switching implementations and requires significantly less power and cooling. This makes possible a significant reduction in expensive central office facilities cost and allows service providers to deploy our equipment in locations where traditional circuit switches would not be an option given the limited space and environmental services.

The GSX Family of Open Services Switches can create central office space savings as shown below.


Traditional
Circuit Switch
(50,000 Calls)
Sonus GSX9000™
Open Services Switch
(50,000 Calls)

***IMS architecture and flexible platform.*** The Sonus architecture is built on the basic principles defined by the IMS architecture that is being accepted by network operators globally as the common approach for next generation networks. Our solution is based on a software-centric design and a flexible platform, allowing for the rapid development of new products and revenue-generating services. New services may be developed by us, by network operators themselves or by any number of third parties including software developers and systems integrators. The Sonus IMS architecture also facilitates the creation of services that were previously not possible on the circuit-switched network. In addition, we have partnered with a number of third-party application software developers in our Open Services Partner Alliance, or OSPA[R], to stimulate the growth of new applications available for our platform.

***Ease of installation and deployment.*** Our equipment and software can be installed and placed in service by our customers more quickly than circuit-switched equipment. By offering comprehensive testing, configuration and management software, we expedite the deployment process as well as the ongoing management and operation of our products. We believe that typical installations of our solution require just weeks from product arrival to final testing, thereby reducing the cost of deployment and the time to market for new services.

**The Sonus Strategy**

Our objective is to capitalize on our early technology and market lead and build a premier franchise in packet voice infrastructure solutions for wireline and wireless carriers. The following are key elements of our strategy:

***Leverage our technology leadership to achieve key service provider wins.*** As one of the first companies to offer IMS-ready carrier-class packet voice infrastructure products, we have achieved key wins with industry-leading service providers as they develop the architecture for their new voice networks. We expect service providers to select vendors that deliver leading technology and have the ability to maintain that technology leadership. Our equipment is an integral part of the network architecture and achieving these wins will enable us to expand our business as these networks are deployed. By working closely with our customers as they deploy these networks, we gain valuable knowledge regarding their requirements, positioning us to continue to develop product enhancements and extensions that address the evolving requirements of network operators globally.

***Continue to extend our technology platform from the core of the network to the access edge.*** Our robust and sophisticated technology platform has been designed to operate in the core of the largest telecommunications networks in the world. The migration to VoIP began at the core of network operators' networks and is evolving toward the edge (or access segment) of their networks. From our leadership position in the long distance or trunking market, we are expanding into the access segments of the network. We enable network operators to deliver multiple services with a Sonus architecture. These services include long distance/international calling, tandem switching, network border switching, business access, residential access, H.323 termination, direct voice over broadband and enhanced features. This approach will allow our customers to design and execute a coordinated migration and expansion strategy as they build entirely new networks or transition from their legacy circuit-switched infrastructure to a converged, IMS architecture. We have announced the selection of our ASX Feature Server to provide consumer voice services with Alestra, AT&T, BT Group, Qwest, NTT Communications, Jupiter Communications (J:Comm), Cable and Wireless International and Carphone Warehouse.

***Embrace the principles outlined by the 3GPP and deliver the industry's most advanced IMS-ready product suite.*** When we were founded in 1997, a standard architecture for IP-based networks did not yet exist. In order to deliver on the full promise of IP-based technologies, we developed one. Today's IMS architecture leverages many of the same distributed, IP-based principles that we used to develop our product framework. As a result, our customers do not need to undergo architectural upgrades to achieve IMS-compliance, but may stay current with emerging IMS protocols through upgrades to future releases of our software. This evolutionary path is one of our key competitive differentiators. In recognition of our leading position in IMS, Frost and Sullivan awarded us a 2006 Technology Innovation & Leadership of the Year Award.

***Expand and broaden our customer base by targeting specific market segments, such as wireless operators.*** We plan to leverage our early success to penetrate new customer segments. We believe new and incumbent service providers will build out their VoIP infrastructures at different rates. The next-generation service providers, who are relatively unencumbered by legacy equipment, have been among the initial purchasers of our equipment and software. Other newer entrants, including wireless operators, cable operators and Internet service providers, or ISPs, have also been early adopters of our products. Incumbents, including interexchange carriers, Regional Bell Operating Companies and international operators are also adopting packet voice technologies.

***Assist our customers' ability to differentiate themselves by offering the industry's most sophisticated application development platform and service creation environment.*** The competitive landscape in the communications industry has changed dramatically in the wake of the 1996 Telecommunications Act and the introduction of new wireless, broadband and IP-based technologies. Today's communications providers face unprecedented challenges in attracting and retaining customers and driving revenue streams. One approach to win new customers and foster loyalty among existing customers is to introduce new services that redefine how users communicate. Our technology drives down the cost of experimentation, stimulating new innovation. With IP-based technologies and our IMX Application Platform, our customers have powerful tools at their disposal for the development, integration and deployment of exciting new services.

***Expand our solutions to address emerging IP-based markets, such as network border switching.*** There are three primary market factors necessitating enhanced network security features beyond basic Session Border Controllers that offer security and call control where multiple IP-based networks connect. First, network operators looking to grow their markets by expanding their presence or offering new services are pairing with other networks on a much larger scale. Second, the recent flurry of mergers and acquisitions among network operators has created heterogeneous networks that need to be integrated in a secure manner. Last, an increasing number of network operators are responding to consumer demand for services that connect to the public Internet, which creates a unique set of obstacles. To address these emerging dynamics, we deliver a comprehensive Network Border Switching solution as an integrated element in our network solution that offers enhanced security and control over interconnection, while reducing cost and complexity. Our Network Border Switching solution supports a full range of IP signaling protocols including SIP, SIP-I, SIP-T and H.323 as well as fax interworking and codecs standards. The Sonus Network Border Switch is deployed at several large service providers.

***Expand our global sales, marketing, support and distribution capabilities.*** Becoming the primary supplier of carrier packet voice infrastructure solutions will require a strong worldwide presence. We have broadened our sales, marketing, support and distribution capabilities to address this need. We have established sales presence throughout the United States, China, India, Japan, Singapore, Germany, the Czech Republic, France, the United Kingdom, most recently, Austria, Spain, Canada, Hong Kong, Mexico, Malaysia and Dubai. We augment our global direct sales effort by partnering with international distribution partners in key markets around the world and with our global partner, Motorola. As a carrier-class solution provider, we are making a significant investment in professional services and customer support.

***Grow our base of software applications and development partners.*** We have established and promote a partner program, the Open Services Partner Alliance, or OSPA, which brings together a broad range of development partners to provide our customers with a variety of advanced services, application options and interoperability testing. Our OSPA partners, many of whom have completed interoperability testing with Sonus solutions, include a number of application developers. We have also recently launched a technology certification program in tandem with the University of New Hampshire InterOperability Lab to meet the growing number of requests by third party vendors that wish to integrate with the Sonus platform.

***Actively contribute to the standards definition and adoption process.*** To advance our technology and market leadership, we will continue to lead and contribute to standards bodies such as the IMS Forum, formerly the International Packet Communications Consortium, the Internet Engineering Task Force and the International Telecommunications Union. The definition of standards for carrier packet voice infrastructure is in an early stage and we intend to drive these standards to meet the requirements for an open, accessible, scalable and powerful IMS infrastructure.

***Pursue strategic acquisitions and alliances.*** On April 18, 2008, we completed the acquisition of Atreus Systems, Inc. (collectively with its subsidiaries, "Atreus"), a privately-held supplier of service provisioning software for VoIP and IMS-based services. On April 13, 2007, we acquired privately-held Zynetix Limited ("Zynetix"), a designer of innovative Global System for Mobile Communications ("GSM") infrastructure solutions. In the third quarter of 2008 we committed to a plan to sell Zynetix and completed the sale in November 2008; however we retained the technology we had acquired through the acquisition of Zynetix that is incorporated into our mobilEdge product. (See "Recent Developments" of Management's Discussion and Analysis of Financial Condition and Results of Operations, Note 4, "Business Acquisitions" and Note 5, "Discontinued Operations" of the Notes to the Financial Statements.) We intend to expand our products and services through other select acquisitions and alliances. These may include acquisitions of complementary products, technologies and businesses that further enhance our technology leadership or product breadth. We also believe that teaming with companies providing complementary products or services will enable us to bring greater value to our customers and extend our lead over competitors.

## Sonus Products

### GSX9000 Open Services Switch

The GSX9000 Open Services Switch ("GSX9000") enables voice traffic to be transported over packet networks. The GSX9000 is compliant with NEBS Level 3, the requirement for telecommunications equipment used in the North American Public Switched Telecommunications Network. Its carrier-class hardware is designed to provide high reliability. The GSX9000 offers optional full redundancy and full hot-swap capability and upgrade to replace boards without turning off the equipment. It is powered from −48VDC sources standard in central offices and attaches to the central office timing network. The basic building block of a GSX9000 is a shelf. Each shelf is 28" high, mounts in a standard 19" or 23" rack and provides 16 slots for server and adapter modules. The first two slots are reserved for management modules, while the other 14 slots may be used for any mix of other module types. It supports the following interfaces:

- T1;
- T3;
- E1;
- OC3;
- 100BaseT;
- 1000BaseT; and
- OC12c/STM-4.



The GSX9000 is designed to deliver voice quality equal, or superior, to that of the legacy circuit-switched public network. It is designed to support the multiple encoding schemes used in circuit switches such as G.711 and delivers a number of other voice compression algorithms. It also is designed to provide world-class echo cancellation, conforming to the latest G.168 standard, on every circuit port. It automatically disables echo cancellation when it detects a modem signal. The GSX9000 is also designed to minimize delay, further enhancing perceived voice quality. The GSX9000 scales to the very large configurations required by major service providers. A single GSX9000 shelf can support up to 22,000 simultaneous calls. A single GSX9000, consisting of multiple shelves, can support 100,000 or more simultaneous calls. The GSX9000 is designed to operate with our PSX Call Routing Server and with softswitches and network products offered by other vendors.

**GSX4000 Open Services Switch**

The GSX4000 Open Services Switch ("GSX4000") is designed to deliver carrier-class functionality, reliability and manageability. The GSX4000 was developed specifically for service providers to enable them to expand the reach of their core VoIP networks into new applications, new geographic regions or to deploy IP-based multimedia services. Based on the award-winning GSX9000, the GSX4000 allows service providers to cost-effectively extend the reach of their network boundaries with the same carrier-class functionality that is the hallmark of our products.

The GSX4000 allows service providers to realize the benefits of the GSX9000 on a platform that is right-sized for their immediate needs. By delivering the proven reliability of the GSX9000 in a smaller form factor, service providers are able to cost-effectively support a highly distributed subscriber base or create an initial presence in a large market. The GSX family provides an expansion path from several hundred ports to several million ports to meet the demand of the worldwide market. The GSX4000 was introduced with 24 T1/E1 interfaces. Further, by utilizing advanced digital signal processing ("DSP") technology and software deployed extensively in service provider networks, the GSX4000 is purpose-built for deployments within service providers' networks worldwide.

**Network Border Switch**

The Network Border Switch ("NBS") is based on the GSX product family and delivers secure connections to other carriers' and enterprises' IP networks for both wireline and wireless service provider support. With the proliferation of IP-based networks and industry convergence around IMS architectures, the ability to securely interconnect between networks has become paramount. The NBS is one of the only carrier-class solutions available today that provides IP-to-IP border control and PSTN media gateway capabilities—integrating security, session control and media control. Additionally, the NBS supports access SBC functionality, allowing service providers to support business enterprises and individual voice customers over secure IP with full access to Sonus' centralized routing, network voice features and management and provisioning tools. The NBS is designed to provide P-CSCF functionality to supply a standards-compliant secure edge for IMS implementations.

**PSX Call Routing Server**

The PSX Call Routing Server ("PSX") is the primary module of our IMS architecture and plays an integral role in all of our solutions. The PSX, which serves as the policy and database element in the IMS architecture, provides the network intelligence, including call control, service selection and routing. The PSX is based on a modular architecture that is designed for high performance and scalability, as well as interoperability with third-party gateways, devices and services. The PSX supports many industry protocols including SIP, SIP-I, SIP-T and H.323 for communications with a variety of IP network devices. By supporting the H.323 protocol, the PSX can control and access H.323-based gateways and networks. The PSX supports third-party application servers using the SIP protocol and third-party softswitches with the SIP-T and SIP-I protocols.

**SGX Signaling Gateway**

The SGX Signaling Gateway ("SGX") provides an integrated SS7 solution for our IMS architecture. The SGX is a SS7/C7 signaling gateway that interconnects Sonus-based packet solutions with legacy SS7 networks. SS7/C7 signaling is the global standard for telecommunications procedures and protocol by which network elements in the public switched telephone network exchange information over a digital signaling network to effect wireless and wireline call setup, routing and control. The SGX is deployed on a NEBS-compliant computing platform with T1, E1 and V.35 interfaces and supports a variety of international signaling variants. The SGX can be deployed separately or with the GSX9000 and the PSX in configurations that meet a wide range of network requirements.

**ASX Call Feature Server**

The ASX Call Feature Server ("ASX") provides functionality that extends our IMS architecture to the access part of the network. The ASX is a call agent that handles call setup and basic call features. The ASX provides local area calling features for residential and enterprise markets and regulatory features such as emergency services and lawful intercept. The ASX connects to and can control a variety of network endpoints, such as Integrated Access Devices, gateways, next-generation Digital Loop Carriers and other IP endpoints. The ASX allows the same features to run over many different transport technologies including analog lines, Ethernet, voice over DSL, voice over cable or fixed wireless infrastructure. This flexibility enables a multitude of applications including residential access, cable access and business services such as Centrex and voice virtual private networks. The ASX also enables new features available only on packet-based networks such as unified messaging, multimedia conferencing and desktop integration capabilities.

**ASX Access Gateway Control Function**

Based on the ASX architecture, Sonus provides an IMS-compliant Access Gateway Control Function ("AGCF") as defined in the TISPAN (Telecom and Internet Converged Services and Protocols for Advanced Networks) standards group. As an AGCF, traditional telephones can connect to a local access gateway or multi-services access node to gain access to IMS, IP-controlled networks and associated services. The ASX AGCF allows customers to effectively evolve an existing circuit connected network to IMS by allowing the majority of their customers to connect to the new network with no equipment or perceived service changes. Combined with the ASC Call Feature Service, network service providers can create a Class 5 replacement architecture that readily takes advantage of IMS solutions.

**IMX Application Platform**

The IMX Application Platform ("IMX") is a web-based multimedia environment that enables wireline and wireless service providers to develop, integrate, launch and manage enhanced telecommunication applications and services. The IMX combines Internet and telephony application models, enabling the creation and delivery of voice, video and data services in a scalable, standards-based platform. By providing the ability to integrate with a service provider's wireline or wireless network, this platform facilitates the development of new revenue-generating applications, improves time to market and streamlines the delivery of existing or third-party next-generation services.

**Sonus Insight Management System**

The Sonus Insight Management System ("Sonus Insight") is a complete, web-based management system designed to simplify the operation of carrier-class packet voice networks. Sonus Insight includes the Element Management System, the DataStream Integrator, the Subscriber Management System, the Network Traffic Manager and the Sonus Insight Developer's Kit, that together provide comprehensive configuration, provisioning, security, alarm reporting, performance data and billing mediation capabilities. Sonus Insight integrates with service providers' existing back-office systems, and offers many tools that enhance and consolidate management functions, allowing service providers to streamline many of today's labor-intensive processes. Sonus Insight scales to support hundreds of switches and concurrent users, and is based on industry standards and protocols to facilitate management from any location worldwide.

**Sonus Insight *x*Authority Provisioning System**

The Sonus Insight *x*Authority Provisioning System ("*x*Authority") provides a flexible, customizable arbitration layer above the Sonus Insight Management System to aid in back-office integration and customer self-provisioning. *x*Authority also creates a management point for third party products to enable customers to create a single point of provisioning management. Based on technology acquired from the Atreus acquisition, *x*Authority accelerates the integration and deployment of Sonus architected solutions in major carriers worldwide.

**mobilEdge Wireless Access Node**

The mobilEdge Wireless Access Node ("mobilEdge") integrates with GSM networks, enabling operators to deliver voice, video, data and mobility services over existing high-speed data networks and expand their wireless network coverage. mobilEdge serves as an anchor node, bridging femtocell and picocell access networks, high-speed wireless data networks and IP-based core wireless networks. mobilEdge supports 2G GSM and 3G UMTS femtocell and picocell access points for residential and enterprise use, including both in-building coverage and outdoor in-fill applications. Mobility management, roaming, seamless call hand-off and other features of mobilEdge allow wireless subscribers with single-mode mobile handsets to move between femtocell/picocell and macro network coverage. The mobilEdge platform leverages the mobile switching technology developed by Zynetix and our own GSX switching platform.

**IMS Core Technology**

The SRX™ IMS Serving Call Session Control Function ("S-CSCF") is the element with which IMS endpoints ultimately register. In addition to serving as the IMS registrar, the S-CSCF consults the Home Subscriber Server to retrieve the user's service profile. When the user makes a call, the S-CSCF directs the call to the appropriate application server for future processing. The Interrogating CSCF helps endpoints find the S-CSCF that is assigned to them. The Sonus SRX provides S-CSCF and option Interrogating CSCF capabilities in one convenient, scalable product.

**Sonus Global Services**

Sonus Global Services provides professional consulting and services in support of our industry-leading IP communications solutions. Through a rich portfolio of service offerings, Sonus consultants provide the skill and expertise to help wireline, wireless and cable operators transform their communications networks, from network engineering and design through network integration and commissioning to network operations.

Sonus Professional Services are designed to help deliver an end-to-end solution through well-defined service engagements that include program management; network deployment design; softswitch and subscriber database design; network verification; network audit services; service management solutions; custom application and adaptor development; OSS and API integration; engineering, furnishing and installation; migration services; resident engineers; upgrade services; managed services and other services. Sonus Professional Service consultants bring an average of more than twelve years of telecommunications and IP network experience from global industry leaders to every engagement.

In addition to our standard Professional Services engagements, Sonus Global Services offers customized engagements and workshops, ongoing training classes and, for our maintenance plan customers, ongoing support through our online knowledge center, technical document library and 24-hour telephone support from our worldwide Technical Assistance Centers located in Westford, Massachusetts; Tokyo, Japan and Prague, Czech Republic. We also have customer test and support centers located in Richardson, Texas and Bangalore, India.

At December 31, 2008, our customer support and professional services organization consisted of 283 employees.

**Customers**

Our target customer base includes all communications providers, such as long distance carriers, local exchange carriers, Internet Service Providers, wireless operators, cable operators, international telephone companies and wholesale operators. We have been selected for network deployments with operators including AT&T, Belgacom, BT Group, Cable and Wireless International, Carphone Warehouse, France Telecom, Global Crossing, KDDI, Level 3, NTT Communications, Qwest, Softbank Corporation, T-Systems Business Services (a division of Deutsche Telekom Group), Verizon and XO Communications.

For the years ended December 31, 2008 and 2007, one customer, AT&T, accounted for approximately 29% and 33%, respectively, of our revenue. There were no other customers in 2008 or 2007 that contributed more than 10% of our revenue. For the year ended December 31, 2006, three customers, Cingular Wireless (part of AT&T as of January 1, 2007), KDDI and Level 3 each accounted for more than 10% of our revenue, and approximately 43% of our revenue in the aggregate.

## Sales and Marketing

We sell our products principally through a direct sales force and, in some markets, through or with the assistance of distributors and resellers, such as IBIL (Malaysia), Nissho Electronics Corporation (Japan), Sumitomo Corporation (Japan) and ECI. For geographic information, including revenue and long-lived assets, see our consolidated financial statements included in this Form 10-K, including Note 20 thereto. In 2004, we established an original equipment manufacturer relationship with Motorola, Inc. We intend to establish additional relationships with selected original equipment manufacturers and other marketing partners in order to serve particular markets or geographies and provide our customers with opportunities to purchase our products in combination with related services and products.

At December 31, 2008, our sales and marketing organization consisted of 155 employees located in sales and support offices in the United States and around the world.

## Research and Development

We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications, incorporating that technology into new products and maintaining comprehensive product and service offerings. Our research and development process is driven by the availability of new technology, market data and customer feedback. In 2008, we delivered product enhancements in our trunking and access products, network border switching, wireless and network management. In 2009, we are developing and plan to introduce new products to address market and customer needs. Our research and development expenses were $72.2 million, $78.7 million and $55.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We have assembled a team of highly skilled engineers with significant telecommunications and networking industry experience. Our engineers have experience in, and have been drawn from, leading wireline and wireless telecommunications equipment suppliers, computer data networking and multimedia companies. At December 31, 2008, we had 418 employees responsible for research and development, of which 394 were software and quality assurance engineers and 12 were hardware engineers. Our engineering effort is focused on wireless product development, new applications and network access features, new network interfaces, improved scalability, interoperability, quality, reliability and next generation technologies. We maintain research and development offices in Massachusetts, New Jersey, Texas and Virginia in the United States; Bangalore, India; Swindon, United Kingdom and Ottawa, Canada. We have made, and intend to continue to make, a substantial investment in research and development.

## Competition

The market for carrier packet voice infrastructure solutions is intensely competitive worldwide, subject to rapid technological change and significantly affected by new product introductions, changing customer demands, industry consolidation and other market activities of industry participants. We expect competition to persist and intensify in the future. Our primary sources of competition include vendors of networking and telecommunications equipment, such as Ericsson, Alcatel-Lucent, NEC, Nortel Networks, Nokia Siemens, Huawei, Acme Packet and Cisco Systems. Some of our competitors have significantly greater financial resources than we have and are able to devote greater resources to the development, promotion, sale and support of their products. In addition, these competitors have more extensive customer bases and broader customer relationships than we have, including relationships with our potential customers. Other smaller private and public companies are also focusing on similar market opportunities.

In order to compete effectively, we must deliver innovative products that:

- provide extremely high network reliability and voice quality over IP networks;
- scale easily and efficiently;
- interoperate with existing network designs and other vendors' equipment;
- provide effective network management;
- are accompanied by comprehensive customer support and professional services; and
- provide a cost-effective and space-efficient solution for service providers.

**Intellectual Property**

Our success and ability to compete are dependent on our ability to develop and maintain our technology and operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We presently hold 13 U.S. patents with expiration dates ranging from April 2016 through April 2025, and have 27 patent applications pending in the United States. In addition, we hold 6 foreign patents, each of which expires in June 2019, and have 25 patent applications pending abroad. We cannot be certain that additional patents will be granted based on these pending applications. We seek to protect our intellectual property by:

- protecting our source and object code for our software, documentation and other written materials under trade secret and copyright laws;
- licensing our software pursuant to signed license agreements, which impose restrictions on others' ability to use our software; and
- seeking to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements.

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses required in our current products, or to obtain any new third-party licenses to develop new products and product enhancements, could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products.

**Manufacturing**

Currently, we outsource the manufacturing of our products. Our contract manufacturer provides comprehensive manufacturing services, including assembly and certain tests of our products and procurement of component materials on our behalf. We believe that outsourcing our manufacturing enables us to conserve working capital, allow for greater flexibility in meeting changes in demand and to be more responsive in delivering products to our customers. At present, we purchase products from our outside contract manufacturer on a purchase order basis.

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis.

In 2006, we consolidated our manufacturing to a single contract manufacturer and implemented measures to lower our total cost of manufacturing. At December 31, 2008, we had 24 employees responsible for supply chain management, worldwide procurement, order fulfillment, product quality and technical operations.

**Employees**

At December 31, 2008, we had a total of 991 employees, including 418 in research and development, 155 in sales and marketing, 283 in customer support and professional services, 24 in manufacturing, 57 in finance and 54 in information technology and administration. Our employees are not represented by any collective bargaining agreement. We believe our relations with our employees are good.

**Geographic Information**

Information regarding the geographic components of our revenue is provided in Note 20 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Information regarding the geographic components of our tangible long-lived assets is provided in Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

**Additional Information**

We were incorporated in August 1997 as a Delaware corporation. Our principal executive offices are located at 7 Technology Park Drive, Westford, MA 01886. Our telephone number at our principal executive offices is 978-614-8100.

**Item 1A. Risk Factors**

*Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before buying our common stock. If any of the following risks actually occurs, the trading price of our common stock could decline and you may lose all or part of your investment.*

***The unpredictability of our quarterly results may adversely affect the trading price of our common stock.***

Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by service providers of telecommunications equipment from manufacturers have been unpredictable and clustered, rather than steady, as the providers build out their networks. The primary factors that may affect our revenues and operating results include the following:

- a general economic downturn that impacts the purchasing decisions of our significant customers or the timing and size of their orders;
- fluctuation in demand for our voice infrastructure products and the timing and size of customer orders;
- the cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments;
- the length and variability of the sales cycle for our products;
- the timing of revenue recognition;
- new product introductions and enhancements by our competitors or by us;

- changes in our pricing policies, the pricing policies of our competitors and the prices of the components of our products;
- our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;
- the mix of product configurations sold;
- our ability to obtain sufficient supplies of sole or limited source components;
- our ability to attain and maintain production volumes and quality levels for our products;
- costs related to acquisitions of complementary products, technologies or businesses;
- general economic conditions, as well as those specific to the telecommunications, networking and related industries;
- consolidation within the telecommunications industry, including acquisitions of or by our customers;
- corporate restructurings, including layoffs, and
- the application of complex revenue recognition accounting rules to our customer arrangements.

As with other telecommunications product suppliers, we may recognize a portion of our revenue in a given quarter from sales booked and shipped in the last weeks of that quarter. As a result, delays in customer orders may result in delays in shipments and recognition of revenue beyond the end of a given quarter.

A significant portion of our operating expenses is fixed in the short-term. If revenues for a particular quarter are below expectations, we may not be able to reduce costs and expenses proportionally for the quarter. Any such revenue shortfall would, therefore, have a significant effect on our operating results for the quarter.

We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors, which may adversely affect our stock price.

***Our stock price has been and may continue to be volatile.***

The market for technology stocks has been and will likely continue to be volatile. The following factors could cause the market price of our common stock to fluctuate significantly:

- continued activism by any single large stockholder or combination of stockholders;
- the addition or loss of any major customer;
- consolidation in the telecommunications industry;
- changes in the financial condition or anticipated capital expenditure purchases of any existing or potential major customer;
- economic conditions for the telecommunications, networking and related industries;
- quarterly variations in our operating results;
- changes in financial estimates by securities analysts;
- speculation in the press or investment community;
- announcements by us or our competitors of significant contracts, new products or acquisitions, distribution partnerships, joint ventures or capital commitments;

- sales of common stock or other securities by us or by our stockholders in the future;
- securities and other litigation; and
- announcement of a stock split, reverse stock split, stock dividend or similar event.

***Difficult conditions in the economy generally may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.***

Declining business and consumer confidence and increased unemployment have precipitated an economic slowdown and fears of a long recession. Continuing market upheavals may have an adverse affect on us because we are dependent on customer behavior. Our revenues are likely to decline in such circumstances and our profit margins could erode. In addition, in the event of extreme prolonged events, such as the global credit crisis, we could incur significant losses. Factors such as consumer spending, business investment, the volatility and strength of the capital markets and information all affect the business and economic environment, and, ultimately, the amount and profitability of our business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our products could be adversely affected. Adverse changes in the economy could affect earnings negatively and could have a material adverse effect on our business, results of operations and financial condition.

***Recent turmoil in the world's credit markets may have an adverse impact on the capital spending in the markets we serve and, as a result, could have a material adverse effect on our business and our results of operations.***

We are exposed to the risks associated with the volatility of the U.S. and global economies. Beginning in the second half of 2008, the global financial markets began to experience significant losses following failures of many financial institutions. The governments of the United States and several foreign countries instituted a bailout plan to assist many banks and lenders through the economic crisis. This crisis results in a lack of visibility regarding whether or when there will be sustained growth periods for sales of our products and uncertainty regarding the amount of sales, since our customers may rely on lending arrangements and/or have limited resources to finance capital technology expenditures. In addition, it is expected that this crisis and economic uncertainty will result in decreased consumer spending, which will likely reduce the need our customers have for our products. Slow or negative growth in the global economy may continue to materially and adversely affect our business, financial condition and results of operations for the foreseeable future. Our results of operations would be further adversely affected if we were to experience lower-than-anticipated order levels, cancellations of orders in backlog, extended customer delivery requirements or pricing pressure as a result of the slowdown.

***We have incurred and may continue to incur net losses.***

We have incurred significant losses since inception and, at December 31, 2008, had an accumulated deficit of $870.7 million. Although we achieved profitability on an annual basis in fiscal 2006, fiscal 2005 and fiscal 2004, we have incurred net losses in fiscal 2008 and 2007 and may incur additional losses in future quarters and years. Our revenues may not grow and we may never generate sufficient revenues to sustain profitability.

***We expect that a majority of our revenue will be generated from a limited number of customers and we will not be successful if we do not grow our customer base.***

To date, we have shipped our products to a limited number of customers. We expect that in the foreseeable future, the majority of our revenue will continue to depend on sales of our products to a limited number of customers. One customer contributed approximately 29% and 33% of our revenue in fiscal 2008 and 2007, respectively. Three customers each contributed more than 10% of our revenue in fiscal 2006, or approximately 43% of our revenue in the aggregate. Our future success will depend on our ability to attract additional customers beyond our current limited number. The growth of our customer base could be adversely affected by:

- economic conditions that discourage potential new customers from making the capital investments required to adopt new technologies;
- deterioration in the general financial condition of service providers or inability to raise capital;
- acquisitions of or by our customers;
- customer unwillingness to implement our new voice infrastructure products;
- potential customer concerns with selecting an emerging telecommunications equipment vendor;
- delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- new product introductions by our competitors;
- failure of our products to perform as expected; or
- difficulties we may incur in meeting customers' delivery requirements.

The loss of any of our significant customers or any substantial reduction in purchase orders from these customers could materially and adversely affect our financial position and results of operations. If we do not expand our customer base to include additional customers that deploy our products in operational commercial networks, our business, operating results and financial position could be materially and adversely affected.

***Restructuring activities could adversely affect our ability to execute our business strategy.***

In December 2008, we announced a restructuring of our business in which we reduced our workforce by approximately 5%. In January 2009, we announced a second restructuring initiative which further reduced our workforce by approximately 4%. This restructuring and any future restructurings, should it become necessary for us to continue to restructure our business due to worldwide market conditions or other factors that reduce the demand for our products and services, could adversely affect our ability to execute our business strategy in a number of ways, including:

- the loss of key employees;
- diversion of management's attention from normal daily operations of the business;
- diminished ability to respond to customer requirements related to both products and services;
- disruption of our engineering and manufacturing processes, which could adversely affect our ability to introduce new products and to deliver products both on a timely basis and in accordance with the highest quality standards; and
- a reduced ability to execute effectively internal administrative processes, including the implementation of key information technology programs.

***We may face risks associated with our international expansion that could impair our ability to grow our international revenues.***

International revenue approximated $94 million in fiscal 2008, $84 million in fiscal 2007 and $78 million in fiscal 2006. We intend to expand our sales in international markets. This expansion will require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels. In addition, we may not be able to develop international market demand for our products, which could impair our ability to grow our revenues. We have limited experience marketing, distributing and supporting our products internationally and, to do so, we expect that we will need to develop versions of our products that comply with local standards. Furthermore, international operations are subject to other inherent risks, including:

- reliance on distributors and resellers;
- greater difficulty collecting accounts receivable and longer collection cycles;
- difficulties and costs of staffing and managing international operations;
- the impact of differing technical standards outside the United States;
- the impact of the current global economic downturn and related market uncertainty;
- changes in regulatory requirements and currency exchange rates;
- compliance with international trade, customs and export control regulations;
- certification requirements;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- considerations that affect government and service provider spending patterns;
- health or similar issues, such as pandemic or epidemic; and
- political, social and economic instability.

***Our operating results may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.***

Economic conditions worldwide and the recent financial crisis may contribute to slowdowns in the communications and networking industries, as well as to specific segments and markets in which we operate, resulting in:

- reduced demand for our products as a result of continued constraints on information technology-related capital spending by our customers, particularly service providers;
- increased price competition for our products, not only from our competitors, but also as a consequence of customers disposing of unutilized products;
- risk of excess and obsolete inventories;
- excess facilities and manufacturing capacity; and
- higher overhead costs as a percentage of revenue and higher interest expense.

Recent turmoil in the geopolitical environment in many parts of the world, including terrorist activities and military actions, particularly the continuing tension in the Middle East, Iraq and Afghanistan, and changes in energy costs may continue to put pressure on global economic conditions. Our operating results and our ability to expand into other international markets may also be affected by changing economic conditions particularly germane to that segment or to particular customer markets within that segment. If global economic and market conditions, or economic conditions in the United States or other key markets, deteriorate, we may experience material impacts on our business, operating results and financial condition.

***We face risks related to securities litigation that could result in significant legal expenses and settlement or damage awards.***

We have been named as a defendant in securities class action and derivative lawsuits. We are generally obliged, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these lawsuits. Defending against existing and potential litigation may require significant attention and resources of management. Regardless of the outcome, such litigation will result in significant legal expenses. On November 7, 2007, the Company and the plaintiff in the 2004 Restatment Litigation agreed to a settlement in the amount of $40.0 million. On February 4, 2009, the court issued an order granting preliminary approval of our agreement to settle the 2002 Securities Litigation for $9.5 million. If our defenses in any of our pending litigation are ultimately unsuccessful, or if we are unable to achieve a favorable settlement, we could be liable for large damage awards that could have a material adverse effect on our business, results of operations and financial position. For additional information on this litigation, see Part 1 Item III "Legal Proceedings" in this Annual Report on Form 10-K.

***Due to our reliance on significant customer contracts, we have financial exposure to the continued financial stability of our customers.***

Due to our reliance on significant customer contracts, we are dependent on the continued financial strength of our customers. The current economic crisis could have already had or could have in the future a material adverse affect on these customers. If one or more of our significant customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated service revenue.

***We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could result in material losses.***

Most of our sales are on an open credit basis, with typical payment terms of 30 to 45 days. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe our customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. However, there can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposure. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our operating results and financial condition.

In addition, to the extent that the ongoing turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay may be adversely impacted, which in turn could have a material adverse effect on our business, operating results and financial condition.

A portion of our sales are derived through our distributors. As distributors tend to have more limited financial resources than other resellers and end-user customers, they generally represent sources of increased credit risk. Additionally, in the event that the ongoing turmoil in the credit markets makes it more difficult for some customers to obtain financing, those customers' ability to pay could be adversely impacted, which in turn could have a material adverse impact on our business, operating results and financial condition.

***Our ability to compete and our business could be jeopardized if we are unable to protect our intellectual property or become subject to intellectual property rights claims, which could require us to incur significant costs.***

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be harmed.

In addition, we and our customers have received inquiries from intellectual property owners and may become subject to claims that we or our customers infringe their intellectual property rights. Any parties asserting that our products infringe upon their proprietary rights could force us to license their patents for substantial royalty payments or to defend ourselves and possibly our customers or contract manufacturers in litigation. These claims and any resulting licensing arrangement or lawsuit, if successful, could subject us to significant royalty payments or liability for damages and invalidation of our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, incorporating or using our products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
- redesign those products that use any allegedly infringing technology.

Any lawsuits regarding intellectual property rights, regardless of their success, would be time-consuming, expensive to resolve and would divert our management's time and attention. In addition, although historically our costs to defend lawsuits relating to indemnification provisions in our product agreements have been insignificant, the costs were significant in the third quarter of 2008 and may continue to be significant in future periods.

On June 14, 2006, C2 Communications sued AT&T, Inc., Verizon Communications, Inc., Qwest, Bellsouth, Sprint Nextel Corporation, Global Crossing and Level 3 in the Eastern District of Texas, Marshall Division. C2 Communications alleged that each of the defendants infringe U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System." We agreed, subject to certain conditions, to assume the defense of Qwest, Global Crossing and Level 3 in this litigation to the extent the claim results from their use of products purchased from us. On September 23, 2008, we agreed to settle the litigation for the payment of $9.5 million.

On January 24, 2008, Sprint Communications sued two of our customers, Broadvox and Nuvox, in the District of Kansas for patent infringement. We have agreed, subject to certain conditions, to assume the defense of this litigation on behalf of Broadvox to the extent the claims result from its use of Sonus products. There can be no assurance that we will not be required to indemnify Nuvox from any judgment of infringement rendered against them. For additional information on this litigation, see Part 1 Item III "Legal Proceedings" in this Annual Report on Form 10-K.

***If we fail to compete successfully against incumbent telecommunications equipment companies, our ability to increase our revenues and sustain profitability will be impaired.***

Competition in the telecommunications market is intense. This market has historically been dominated by large incumbent telecommunications equipment companies, such as Alcatel-Lucent, NEC,

Nortel Networks, Nokia Siemens, Huawei and Ericsson, all of which are our direct competitors. We also face competition from other large telecommunications and networking companies, including Cisco Systems, that have entered our market by acquiring companies that design competing products. Alcatel and Lucent completed their merger, Siemens has combined its networking business with Nokia's networking business and other competitors may also merge, intensifying competition. Additional competitors with significant financial resources also may enter our markets and further intensify competition.

Many of our current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial and other resources than we have. Further, some of our competitors sell significant amounts of other products to our current and prospective customers and have the ability to offer lower prices to win business. Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers.

To compete effectively, we must deliver innovative products that:

- provide extremely high reliability and voice quality;
- scale easily and efficiently;
- interoperate with existing network designs and other vendors' equipment;
- provide effective network management;
- are accompanied by comprehensive customer support and professional services;
- provide a cost-effective and space efficient solution for service providers; and
- meet price competition from low cost equipment providers.

If we are unable to compete successfully against our current and future competitors, we could experience price reductions, order cancellations, loss of customers and revenues and reduced gross profit margins.

***The market for voice infrastructure products for the public network is evolving and our business will suffer if it does not develop as we expect.***

The market for our products continues to evolve. In particular, wireless, cable and broadband access networks are becoming important markets for our products. Packet-based technology may not become widely accepted as a platform for voice and a viable market for our products may not be sustainable. If this market does not develop, or develops more slowly than we expect, we may not be able to sell our products in significant volume. Additionally, the introduction of new products with higher capacity may result in a decrease in the manufacturing volumes of our older products and a corresponding decrease in component purchase volume discounts. This could result in higher overall manufacturing costs.

***Consolidation in the telecommunications industry could harm our business.***

The industry has experienced consolidation and we expect this trend to continue. Consolidation among our customers may cause delays or reductions in capital expenditure plans and/or increased competitive pricing pressures as the number of available customers declines and their relative purchasing power increases in relation to suppliers. Any of these factors could adversely affect our business.

***We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.***

Because a portion of our business is conducted outside the United States, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on our financial results and cash flows. An increase in the value of the dollar could increase the real cost to our customers of our products in those markets outside the United States where we often sell in dollars, and a weakened dollar could increase the cost of local operating expenses and procurement of raw materials from sources outside the United States.

***Man-made problems such as computer viruses or terrorism may disrupt our operations and harm our operating results.***

Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results and financial condition. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may meet with resistance. In addition, the continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to the economies of the United States and other countries and create further uncertainties or otherwise materially harm our business, operating results and financial condition. Likewise, events such as widespread blackouts could have similar negative impacts. The extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected.

***Provisions of our stockholder rights plan, charter documents and Delaware law have anti-takeover effects that could prevent a change of control.***

We adopted a three-year limited duration stockholder rights plan, commonly referred to as a "poison pill," on June 26, 2008. The stockholder rights plan is designed to protect stockholders, to the extent possible, from a creeping acquisition and other tactics to gain control of us without offering all stockholders an adequate price and control premium. Under the stockholder rights plan, the acquisition of 15% or more of our outstanding common stock by any person or group (which includes for this purpose common stock referenced in derivative transactions or securities), unless approved by our Board of Directors, will trigger the right of our stockholders (other than the acquirer of 15% or more of our common stock) to acquire additional shares of our common stock, and, in certain cases, the shares of the potential acquirer, having a market value of twice the exercise price of each right. A person or group who beneficially owned 15% or more of the outstanding shares of our common stock prior to the adoption of the stockholder rights plan did not cause the rights to become exercisable upon adoption of the stockholder rights plan. However, such person or group will cause the rights to become exercisable (subject to certain limited exceptions) if it becomes the beneficial owner of additional shares of our common stock or its beneficial ownership decreases below 15% and subsequently increases to 15% or more. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our stockholder rights plan could make it more difficult for a third-party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding that acquisition.

In addition, provisions of our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

***Actions that may be taken by significant stockholders may divert the time and attention of our board of directors and management from our business operations.***

Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. On January 9, 2009, we entered into a letter agreement with Legatum Capital and its affiliates ("Legatum"), which was filed as Exhibit 10.1 to a Current Report on Form 8-K on January 12, 2009 (the "Letter Agreement"). Legatum is currently our largest stockholder and beneficially owns approximately 25% of our outstanding stock. The Letter Agreement provides that we will add two new independent directors to our Board of Directors. The directors will be designated by Legatum, subject to approval by our Board of Directors. The Letter Agreement also provides that we will recommend an amendment to our Amended and Restated Certificate of Incorporation at the 2009 Annual Meeting of Stockholders to declassify our board structure by the 2011 Annual Meeting of Stockholders. In addition, under the Letter Agreement, Legatum will refrain from putting forth proposals or taking actions in connection with our 2009 Annual Meeting of Stockholders. Further, we will form an ad hoc Corporate Development and Investment Committee of our Board of Directors to focus on uses of our cash, tax planning, strategic acquisitions, mergers and joint ventures, with the objective of enhancing stockholder value. There can be no assurance that any other stockholder will not pursue actions to effect changes in our management and strategic direction, including through the solicitation of proxies from our stockholders. If a proxy contest were to be pursued by any other stockholder, it could result in substantial expense to us and consume significant attention of our management and Board of Directors.

***The limitations of our director and officer liability insurance may require us to pay significant legal expenses and settlement or damage awards.***

Our director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our officers and directors. If these policies do not adequately cover expenses and certain liabilities relating to these lawsuits, our results of operations and our financial position could be materially harmed. We have agreed to pay an amount in excess of available insurance coverage to settle the 2004 Restatement Litigation. To resolve an insurance coverage dispute with our insurer regarding the coverage provided by one of our policies, we have purchased additional coverage for a one-time premium payment of $770,000. The facts underlying the lawsuits have made director and officer liability insurance extremely expensive for us, and may make such insurance coverage unavailable for us in the future. Increased premiums could materially harm our financial results in future periods. The inability to obtain this coverage due to its unavailability or prohibitively expensive premiums would make it more difficult to retain and attract officers and directors and potentially expose us to self-funding any future liabilities ordinarily mitigated by director and officer liability insurance.

***The investigation of our historical stock option practices and the restatement of our prior financial statements required us to incur substantial expenses and diverted our management's attention from our business, which may continue to impact our business, financial position and results of operations and the trading price of our common stock.***

Our internal review and our Audit Committee's investigation into our historical stock option practices and accounting required us to incur substantial expenses for legal, accounting, tax and other professional services, diverted management's attention from our business, and could in the future harm our business, financial condition and results of operations.

While we believe we have made appropriate judgments in determining the correct measurement dates for our stock option grants, the SEC may disagree with the manner in which we have accounted for and reported, or not reported, the financial impact. Accordingly, there is a risk we may have to further restate our historical financial statements, amend prior filings with the SEC, or take other actions not currently contemplated.

***Matters related to the investigation into our historical stock option granting practices and the restatement of our financial statements may result in additional litigation, regulatory proceedings and government enforcement actions for which we may be required to pay damages or penalties or have other remedies imposed.***

Our historical stock option granting practices and the restatement of our financial statements in 2007 have exposed us to greater risks associated with litigation, regulatory proceedings and government enforcement action. We provided the results of our internal review and investigation to the SEC, which had notified us of a formal order of private investigation. We have responded to requests for documents and additional information and we intend to continue to cooperate with the SEC. No assurance can be given regarding the outcomes from litigation, regulatory proceedings or government enforcement actions relating to our past stock option practices. The resolution of these matters will be time-consuming, expensive, and may distract management from the conduct of our business. Furthermore, if we are subject to adverse findings in litigation, regulatory proceedings or government enforcement actions, we could be required to pay damages or penalties or have other remedies imposed, or have enforcement actions brought against us or our officers and directors which could harm our business, financial condition, results of operations and cash flows.

***We had material weaknesses in our internal control over financial reporting prior to 2008 and cannot assure you that additional material weaknesses will not be identified in the future.***

Our management previously concluded that there were material weaknesses, as defined by the regulations issued by the U.S. Securities and Exchange Commission, in our internal control over financial reporting as of December 31, 2007. While we still require additional work and focus to address remaining deficiencies, management believes these internal control deficiencies have been sufficiently remediated and, accordingly, no longer constitute material weaknesses as of December 31, 2008. Because of the inherent limitations in all control systems, no evaluation of controls—even where we conclude the controls are operating effectively—can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in significant deficiencies or material weaknesses, cause us to fail to timely meet our periodic reporting obligations, or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding disclosure controls and the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to timely meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

***Failure or circumvention of our controls and procedures could impair our ability to report accurate financial results and could seriously harm our business.***

Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. The failure or circumvention of our controls, policies and procedures could impair our ability to report accurate financial results and could have a material adverse effect on our business, results of operations and financial position.

***We have a limited number of shares available to issue to our employees, which could impact our ability to attract, retain and motivate key personnel.***

We historically have used stock options as a significant component of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention, and provide competitive compensation packages. In 2007, our stockholders approved a new stock incentive plan which includes a limited amount of shares to be granted under the plan. The limited number of shares available for use as equity incentives to employees may make it more difficult for us to attract, retain and motivate key personnel.

***We are entirely dependent upon our voice infrastructure products, and our future revenues depend upon their commercial success.***

Our future growth depends upon the commercial success of our voice infrastructure products. We intend to develop and introduce new products and enhancements to existing products in the future. We may not successfully complete the development or introduction of these products. If our target customers do not adopt, purchase and successfully deploy our current or planned products, our revenues will not grow.

***If we do not anticipate and meet specific customer requirements or if our products do not interoperate with our customers' existing networks, we may not retain current customers or attract new customers.***

To achieve market acceptance for our products, we must effectively anticipate, and adapt in a timely manner to, customer requirements and offer products and services that meet changing customer demands. Prospective customers may require product features and capabilities that our current products do not have. The introduction of new or enhanced products also requires that we carefully manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. If we fail to develop products and offer services that satisfy customer requirements, or to effectively manage the transition from older products, our ability to create or increase demand for our products would be seriously harmed and we may lose current and prospective customers.

Many of our customers will require that our products be designed to interface with their existing networks, each of which may have different specifications. Issues caused by an unanticipated lack of interoperability may result in significant warranty, support and repair costs, divert the attention of our engineering personnel from our hardware and software development efforts and cause significant customer relations problems. If our products do not interoperate with those of our customers' networks, installations could be delayed or orders for our products could be cancelled, which would seriously harm our gross margins and result in loss of revenues or customers.

***Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.***

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features, require penalties for failure to deliver such features and may seek discounted product or service pricing. As we sell more products to this class of customer, we may be required to agree to such terms and conditions, which may affect the timing of revenue recognition, amount of deferred revenues or product and service margins and may adversely affect our financial position in the applicable period affected.

***We rely on distribution partners to sell our products in certain markets, and disruptions to or our failure to effectively develop and manage our distribution channel and the processes and procedures that support it could adversely affect our ability to generate revenues from the sale of our products in those markets.***

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of value-added reseller and distribution partners. A portion of our revenues is derived through distributors, many of which sell competitive products. Our revenues depend in part on sales by these distributors. The loss of or reduction in sales by these distributors could materially reduce our revenues. If we fail to maintain relationships with these distribution partners, fail to develop new relationships with distributors in new markets, fail to manage, train, or provide incentives to existing distributors effectively or if these partners are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer.

In addition, we recognize a portion of our revenue based on a sell-through model using information provided by our distributors. If those distributors provide us with inaccurate or untimely information, the amount or timing of our revenues could be adversely affected.

***If we do not respond rapidly to technological changes or to changes in industry standards, our products could become obsolete.***

The market for packet voice infrastructure products is likely to be characterized by rapid technological change and frequent new product introductions. We may be unable to respond quickly or effectively to these developments. We may experience difficulties with software development, hardware design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new products and enhancements. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future products obsolete. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed. If our products become technologically obsolete, we may be unable to sell our products in the marketplace and generate revenues.

***Because our products are sophisticated and designed to be deployed in complex environments, they may have errors or defects that we find only after full deployment, which could seriously harm our business.***

Our products are sophisticated and are designed to be deployed in large and complex networks. Because of the nature of our products, they can only be fully tested when substantially deployed in very large networks with high volumes of traffic. Some of our customers have only recently begun to commercially deploy our products and they may discover errors or defects in the software or hardware, or the products may not operate as expected. As we continue to expand our distribution channel through distributors and resellers, we will need to rely on and support their service and support organizations. If we are unable to fix errors or other performance problems that may be identified after full deployment of our products, we could experience:

- loss of, or delay in, revenues;
- loss of customers and market share;
- a failure to attract new customers or achieve market acceptance for our products;
- increased service, support and warranty costs and a diversion of development resources; and
- costly and time-consuming legal actions by our customers.

***Because our products are deployed in large, complex networks around the world, failure to establish a support infrastructure and maintain required support levels could seriously harm our business.***

Our products are deployed in large and complex networks around the world. Our customers expect us to establish a support infrastructure and maintain demanding support standards to ensure that their networks maintain high levels of availability and performance. To support the continued growth of our business, our support organization will need to provide service and support at a high level throughout the world. If we are unable to provide the expected level of support and service to our customers, we could experience:

- loss of customers and market share;
- a failure to attract new customers in new geographies;
- increased service, support and warranty costs and a diversion of development resources; and
- network performance penalties.

***Changes in our business strategy related to product and maintenance offerings and pricing could affect vendor specific objective evidence ("VSOE") and revenue recognition.***

Our business strategy and competition within the industry could exert pricing pressure on our maintenance offerings. Changes in our product or maintenance offerings/packages and related pricing could affect VSOE and require us to reestablish VSOE for some or all of our product or service offerings. If we are required to reestablish VSOE on any of our products or services, we could be required to defer revenue recognition with an impact on the amount of revenue recognized in a reporting period.

***We have experienced changes in our senior management which could affect our business and operations.***

We have made significant changes in our senior management team, including the hiring of a new President and Chief Executive Officer in the second quarter of fiscal 2008. Because of these significant changes, our management team may not be able to work together effectively to successfully develop and implement our business strategies. In addition, management will need to devote significant attention and resources to preserve and strengthen relationships with employees, customers and the investor community. If our new management team is unable to achieve these goals, our ability to grow our business and successfully meet operational challenges could be impaired.

***If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could halt.***

Our business depends upon highly skilled technical, managerial, engineering, sales, marketing and customer support personnel. Competition for these personnel is intense. Any failure to hire, assimilate in a timely manner and retain needed qualified personnel, particularly engineering and sales personnel, could impair our growth and make it difficult to meet key objectives, such as timely and effective product introductions.

Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of, and negatively impact our ability to sell, our products and achieve our business objectives.

***If we are subject to employment claims, we could incur substantial costs in defending ourselves.***

We are subject to employment claims in connection with employee terminations. In addition, companies in our industry whose employees accept positions with competitors may claim that their competitors have engaged in unfair hiring practices. These claims may result in material litigation. We could incur substantial costs defending ourselves or our employees against those claims, regardless of their merits. In addition, defending ourselves from those types of claims could divert our management's attention from our operations. The cost of employment claims may also increase as a result of our increasing international expansion. If we are found liable in connection with any employment claim, we may incur significant costs that could adversely impact our financial position and results of operations.

***We depend upon a single contract manufacturer and any disruption in this relationship may cause us to fail to meet the demands of our customers and damage our customer relationships.***

We rely on a contract manufacturer to manufacture our products according to our specifications and to fill orders on a timely basis. Our contract manufacturer provides comprehensive manufacturing services, including assembly and certain tests of our products and procurement of materials. Our contract manufacturer also builds products for other companies and may not always have sufficient quantities of inventory available to fill our orders or may not allocate their internal resources to fill these orders on a timely basis. We do not have a long-term supply contract with our manufacturer nor is our manufacturer required to manufacture products for any specified period. We do not have internal manufacturing capabilities to meet our customers' demands. Qualifying a new contract manufacturer and commencing commercial scale production is expensive and time consuming and could result in a significant interruption in the supply of our products. If a change in contract manufacturers results in delays in our fulfillment of customer orders or if a contract manufacturer fails to make timely delivery of orders, we may lose revenues and suffer damage to our customer relationships.

***We and our contract manufacturer rely on single or limited sources for supply of some components of our products and if we fail to adequately predict our manufacturing requirements or if our supply of any of these components is disrupted, we will be unable to ship our products.***

We and our contract manufacturer currently purchase several key components of our products, including commercial digital signal processors, from single or limited sources. We purchase these components on a purchase order basis. If we overestimate our component and finished goods requirements, we could have excess inventory, which would increase our costs. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our products and result in delays in shipments and revenues.

We currently do not have long-term supply contracts with our component suppliers and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. In the event of a disruption or delay in supply, or inability to obtain products, we may not be able to develop an alternate source in a timely manner or at favorable prices, or at all. A failure to find acceptable alternative sources could hurt our ability to deliver high-quality products to our customers and negatively affect our operating margins. In addition, reliance on our suppliers exposes us to potential supplier production difficulties, quality variations and unforeseen price increases. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would seriously adversely affect our ability to meet these dates and could result in legal action by our customers, loss of customers or harm our ability to attract new customers. Additionally, any unforeseen price increases could reduce our profitability or force us to increase our prices, which could result in a loss of customers or harm our ability to attract new customers.

***If we are not able to obtain necessary licenses of third-party technology at acceptable prices, or at all, our products could become obsolete.***

We have incorporated third-party licensed technology into our current products. From time to time, we may be required to license additional technology from third parties to develop new products or product enhancements. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms. The inability to maintain or re-license any third-party licenses required in our current products or to obtain any new third-party licenses to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these products or enhancements, any of which could seriously harm the competitiveness of our products.

***Failure by our strategic partners or by us in integrating products provided by our strategic partners could seriously harm our business.***

Our solutions include the integration of products supplied by strategic partners, who offer complementary products and services. We rely on these strategic partners in the timely and successful deployment of our solutions to our customers. If the products provided by these partners have defects or do not operate as expected or if we do not effectively integrate and support products supplied by these strategic partners, then we may have difficulty with the deployment of our solutions that may result in:

- loss of, or delay in, revenues;
- increased service, support and warranty costs and a diversion of development resources; and
- network performance penalties.

In addition to cooperating with our strategic partners on specific customer projects, we also may compete in some areas with these same partners. If these strategic partners fail to perform or choose not to cooperate with us on certain projects, in addition to the effects described above, we could experience:

- loss of customers and market share; and
- a failure to attract new customers or achieve market acceptance for our products.

***Any investments or acquisitions we make could disrupt our business and seriously harm our financial condition.***

On April 13, 2007, we acquired Zynetix, designers of innovative GSM infrastructure solutions. On April 18, 2008, we acquired Atreus Systems, Inc., a developer of service provisioning software for VoIP and IMS-based services. We intend to continue investing in, or acquiring, complementary products, technologies or businesses. In the event of future investments or acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;
- reduce significantly our cash and investments;
- incur debt or assume liabilities;
- incur significant impairment charges related to the write-off of goodwill and intangible assets;
- incur significant amortization expenses related to intangible assets; or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Our integration of any acquired products, technologies or businesses will also involve numerous risks, including:

- problems and unanticipated costs associated with combining the purchased products, technologies or businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;

- risks associated with entering markets in which we have limited or no prior experience;
- potential loss of key employees, particularly those of the acquired organizations; and
- integration of internal controls and financial systems.

We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future without significant costs or disruption to our business.

***If our intangible assets or goodwill become impaired we may be required to record a significant charge to earnings.***

Under generally accepted accounting principles, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer, a significant decline in our stock price for a sustained period and a decline in our market capitalization to below net book value. In connection with the preparation of our financial statements for the second and fourth quarters of fiscal 2008, we identified several impairment indicators related to the intangible assets and goodwill allocated to Zynetix and the intangible assets allocated to Atreus and performed assessments of the carrying value of these assets. As a result of these assessments, we recorded impairment charges aggregating $6.3 million for the year ended December 31, 2008, of which $3.6 million is included as a component of Loss from discontinued operations in our consolidated statement of operations. We may be required to record a significant charge to earnings in our financial statements in future periods if any additional impairment of our intangible assets or goodwill is determined, negatively impacting our results of operations.

***Regulation of the telecommunications industry could harm our operating results and future prospects.***

The telecommunications industry is highly regulated and our business and financial condition could be adversely affected by the changes in the regulations relating to the telecommunications industry. Currently, there are few laws or regulations that apply directly to access to or delivery of voice services on IP networks. We could be adversely affected by regulation of IP networks and commerce in any country where we operate, including the United States. Such regulations could include matters such as voice over the Internet or using Internet protocol, encryption technology, and access charges for service providers. The adoption of such regulations could decrease demand for our products, and at the same time increase the cost of selling our products, which could have a material adverse effect on our business, operating results and financial position.

**Item 1B. Unresolved Staff Comments**

Not applicable.

## Item 2. Properties

Our corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 130,000 square feet under a lease that expires in July 2012. In addition to our corporate headquarters, we maintain the following active facilities:

| Location | Principal use | Square footage (approximate) | Lease expiration |
|---|---|---|---|
| Freehold, New Jersey | Engineering/development | 28,500 | February 2016 |
| Richardson, Texas | Sales and customer support | 26,500 | July 2010 |
| Bangalore, India | Engineering/development | 25,400 | January 2011 |
| Littleton, Massachusetts | Manufacturing | 18,100 | November 2009 |
| Ottawa, Ontario | Engineering/development and sales and customer support | 13,500 | June 2010 |
| Swindon, United Kingdom | Engineering/development | 10,100 | June 2010 |
| Tokyo, Japan | Sales and customer support | 7,200 | September 2011 |
| Staines, United Kingdom | Sales and customer support | 4,300 | November 2012 |
| Darmstadt, Germany | Sales and customer support | 3,600 | October 2012 |
| McLean, Virginia | Engineering/development | 3,000 | November 2010 |

We also lease short-term office space in Colorado, China, Czech Republic, France, Russia, Singapore and the United Arab Emirates. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as needed.

## Item 3. Legal Proceedings

### 2001 IPO Litigation

In November 2001, a purchaser of our common stock filed a complaint in the United States District Court for the Southern District of New York against us, two of our officers and the lead underwriters alleging violations of the federal securities laws in connection with our initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser seeks to represent a class of persons who purchased our common stock between the IPO on May 24, 2000 and December 6, 2000. An amended complaint was filed in April 2002. The amended complaint alleges that our registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after market. The claims against us are asserted under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 11 of the Securities Act of 1933 (the "Securities Act") and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their IPO underwriters which, along with the actions against us, have been transferred to a single federal judge for purposes of coordinated case management. On July 15, 2002, we, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including our officers named in the complaint. On February 19, 2003, the court granted a portion of the motion to dismiss by dismissing the Section 10(b) claims against certain defendants including us, but denied the remainder of the motion as to the defendants. In June 2003, a special committee of our Board of Directors authorized us to enter into a proposed settlement with the plaintiffs on terms substantially consistent with the terms of a Memorandum of Understanding negotiated among representatives of the plaintiffs, the issuer defendants and the insurers for the issuer defendants. In

October 2004, the court certified the class in a case against certain defendants. On February 15, 2005, the court preliminarily approved the terms of the proposed settlement contingent on modifications to the proposed settlement. On August 31, 2005, the court approved the terms of the proposed settlement, as modified. On April 24, 2006, the court held a hearing on a motion to approve the final settlement and took the matter under advisement. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the court's October 2004 order certifying a class. On June 25, 2007, the court entered an order terminating the settlement. On November 13, 2007, the issuer defendants in certain designated "focus cases" filed a motion to dismiss the second consolidated amended class action complaints that were filed in those cases. On March 26, 2008, the District Court issued an Opinion and Order denying, in large part, the motions to dismiss the amended complaints in the "focus cases." Accordingly, we are unable to determine the ultimate outcome or potential range of loss, if any.

On October 5, 2007, Vanessa Simmonds, a purported shareholder, filed a complaint in the Western District of Washington for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters in the IPO in 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint seeks recovery against the underwriters for profits they received from the sale of our common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. On July 25, 2008, the underwriter and issuer defendants filed motions to dismiss the case. On September 8, 2008, the plaintiff filed oppositions to the motions, and the issuer and underwriters defendants filed replies in support of their motions to dismiss on October 23, 2008. Oral argument on all motions to dismiss was held on January 16, 2009, at which time the Judge took the pending motions to dismiss under advisement. The Judge has stayed discovery until he rules on all motions to dismiss. We do not expect that this claim will have a material impact on our financial position or results of operations.

**2002 Securities Litigation**

Beginning in July 2002, several purchasers of our common stock filed complaints in the United States District Court for the District of Massachusetts against us, certain officers and directors and a former officer under Sections 10(b) and 20(a) and Rule 10b-5 of the Exchange Act (the "Class Action Complaints"). The purchasers sought to represent a class of persons who purchased our common stock between December 11, 2000 and January 16, 2002, and sought unspecified monetary damages. The Class Action Complaints were essentially identical and alleged that we made false and misleading statements about our products and business. On March 3, 2003, the plaintiffs filed a Consolidated Amended Complaint. On April 22, 2003, we filed a motion to dismiss the Consolidated Amended Complaint on various grounds. On May 11, 2004, the Court held oral argument on the motion, at the conclusion of which the Court denied our motion to dismiss. The plaintiffs filed a motion for class certification on July 30, 2004. On February 16, 2005, the Court certified the class and appointed a class representative. On March 9, 2005, the Court appointed the law firm of Moulton & Gans as lead counsel. After the Court requested additional briefing on the adequacy of the class representative, the class representative withdrew. Lead counsel then filed a motion to substitute a new plaintiff as the class representative. On May 19, 2005, the court held a hearing on the motion and took the matter under advisement. On August 15, 2005, the Court issued an order decertifying the class and requiring the parties to submit a joint report informing the Court whether the cases have been settled and whether defendants would be seeking to recover attorney's fees from the plaintiffs. On September 30, 2005, the plaintiffs filed motions to voluntarily dismiss their complaints with prejudice. On October 5, 2005, the Court entered an order dismissing the cases. On June 26, 2006, the Court issued an order denying our motion for recovery of attorneys' fees. We do not have any directors and officers insurance available for this claim.

On January 6, 2006, a purchaser of our common stock filed a complaint in the United States District Court for the District of Massachusetts that is essentially identical to the Class Action Complaints that were dismissed on October 5, 2005. The Court appointed the Public Employees' Retirement System of Mississippi as lead plaintiff. The lead plaintiff filed an Amended Consolidated Class Action Complaint on March 5, 2007 ("Amended Complaint"). On April 19, 2007, the defendants filed a motion to dismiss the Amended Complaint. In September 2008 we agreed to settle the litigation and, on October 3, 2008, entered into a Memorandum of Understanding with the plaintiff setting forth the terms of the settlement. Pursuant to the settlement, subject to confirmatory discovery and final court approval, we agreed to pay $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. In addition, we expect to incur $0.4 million in incremental legal fees in connection with the confirmatory discovery and settlement approval process. On February 4, 2009, the Court issued an order in which it certified a settlement class, preliminarily approved the settlement, and ordered that notice be sent to the settlement class. The hearing on final court approval of the settlement is on June 16, 2009. At December 31, 2008, we had accrued $10.0 million related to this settlement, of which $9.6 million is included as a component of Litigation settlements and $0.4 million is included as a component of General and administrative expense in our consolidated statements of operations for the year ended December 31, 2008. We do not have any directors and officers insurance available for this claim.

**2004 Restatement Litigation**

Beginning in February 2004, a number of purported shareholder class action complaints were filed in the United States District Court for the District of Massachusetts against us and certain of our current officers and directors. On June 28, 2004, the Court consolidated the claims. On December 1, 2004, the lead plaintiff filed a consolidated amended complaint. The complaint asserts claims under the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act and Sections 11, 12(a), and 15 of the Securities Act, relating to the restatement of our financial results for 2001, 2002 and the first three quarters of 2003. As discussed in Note 21, on November 7, 2007, we and the plaintiff agreed to settle the litigation for $40.0 million. We recorded $24.7 million of expense, net of insurance recovery, for the settlement of this litigation in fiscal 2007. On March 31, 2008, the Court approved the settlement and the settlement was paid from funds held in escrow.

**Patent Litigation**

On June 14, 2006, C2 Communications ("C2") sued AT&T, Inc., Verizon Communications, Inc., Qwest, Bellsouth Corporation, Sprint Nextel Corporation, Global Crossing and Level 3 in the Eastern District of Texas, Marshall Division. C2 has alleged that each of the defendants infringe U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System." We agreed, subject to certain conditions, to assume the defense of Qwest, Global Crossing and Level 3 in this litigation to the extent the claim results from their use of products purchased from us. During the trial, on September 16, 2008, we reached an agreement to settle this litigation. The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against Qwest, Global Crossing and Level 3 as well as fully paid licenses to us and Qwest, Global Crossing and Level 3. The settlement was paid on September 24, 2008. The settlement expense is included as a component of Litigation settlements in the our consolidated statements of operations for the year ended December 31, 2008.

On January 24, 2008, Spring Communications sued two of the Company's customers, Broadvox and Nuvox, in the District of Kansas for patent infringement. By letter dated April 23, 2008, Broadvox requested that the Company assume the defense of the case on its behalf. Pursuant to the indemnification obligation in the Company's agreement with Broadvox, the Company agreed, subject to certain conditions, to assume the defense in this litigation on behalf of Broadvox to the extent the claims result from its use of Sonus products. A settlement has been reached for this claim that requires us to pay an amount that does not have a material impact on our financial statements.

**2006 Stock Option Accounting Litigation**

On November 14, 2006, a purported shareholder derivative lawsuit was filed in the United States District Court for the District of Massachusetts against us and certain of our officers and directors, naming us as a nominal defendant. Other purported shareholders filed virtually identical complaints. The suits claimed that certain of our officers and directors breached their fiduciary duties to our stockholders and to us in connection with our announced stock option review. The complaints were derivative in nature and did not seek relief from us. However, we entered into indemnification agreements in the ordinary course of business with certain of the defendant officers and directors, which imposed certain obligations to advance payment of legal fees and costs incurred by the defendants in accordance with applicable Delaware law. By order dated December 18, 2006, the Court consolidated the actions. The plaintiffs filed a consolidated complaint. The defendants filed on March 19, 2007 a motion to dismiss the consolidated complaint. The Court held a hearing on July 11, 2007, and took the motion under advisement. On January 25, 2008, the Court issued an order granting the motion to dismiss and entering judgment in favor of the defendants on all counts. Plaintiffs did not pursue an appeal. However, on February 15, 2008, one of the plaintiffs in this case sent us a shareholder demand letter, seeking the same relief sought in the derivative litigation that the Court dismissed. On March 25, 2008, the Board rejected that demand.

On January 19, 2007, a purported shareholder derivative lawsuit was filed in the Superior Court Department of Middlesex County of Massachusetts against certain of our directors and officers, also naming us as a nominal defendant. Another purported shareholder filed a virtually identical complaint. The suits asserted similar claims and sought relief similar to the derivative suits filed in federal court. On May 7, 2007, the plaintiffs filed a consolidated complaint. On June 6, 2007, the defendants moved to dismiss the consolidated complaint. The Court held a hearing on the motion on August 14, 2007 and took the matter under advisement. On November 12, 2007, the plaintiffs filed a motion to voluntarily dismiss the complaint without prejudice so plaintiffs could pursue an action in the Delaware Chancery Court to enforce their rights to inspect our books and records under Section 220 of the Delaware Code. The defendants opposed the motion. On December 7, 2007, the Court granted the motion to voluntarily dismiss without prejudice subject to plaintiffs' paying the defendants' reasonable legal fees within 30 days of the Court's order. The Court further ruled that the case would be dismissed with prejudice if the plaintiff did not pay the defendants' legal fees within 30 days. The plaintiffs did not pay the defendants' legal fees within the required 30 days. Accordingly, on January 8, 2008, the defendants requested entry of judgment, and on January 16, 2008, the Court issued an order allowing the request and dismissing the case with prejudice. On February 5, 2008, the plaintiffs filed a notice of appeal of that order. However, on April 23, 2008, the plaintiffs voluntarily dismissed their appeal.

The claims described above did not have a material impact on our financial statements.

As announced on March 19, 2007, the SEC is conducting a formal private investigation into our historical stock option granting practices. If we are subject to adverse findings, we could be required to pay damages or penalties or have other remedies imposed, including criminal penalties, which could adversely impact our business, financial position or results of operations. At this time, we are unable to determine the ultimate outcome of the investigation.

**IRS Audit**

In May 2007, the Internal Revenue Service notified us that our payroll tax returns for the years ended December 31, 2004, 2005 and 2006 had been selected for audit in connection with our stock option review. In connection with the restatement of our financial statements, we recorded approximately $1.6 million of accrued liabilities for additional federal and state payroll tax, penalties and interest related to adjustments resulting from errors in stock option accounting. In December 2007, we executed a statute extension waiver for 2004 through December 31, 2008 to allow additional time to complete the audit. In April 2008, we reached an agreement with the IRS and paid $496,000 to settle this audit.

**Employment Litigation**

On February 19, 2008, James Collier, our former Vice President of Sales, filed a complaint against us in the United States District Court for the District of New Jersey. The complaint alleges that we breached Mr. Collier's employment agreement by failing to pay severance in the amount of $600,000 and provide benefits claimed to be owed under the employment agreement. In July 2008 the parties agreed to settle the claim for an amount that did not have a material impact on our financial position or results of operations.

**Item 4. Submission of Matters to a Vote of Security Holders**

None.

## PART II

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

#### Market Information

Our common stock is quoted on the NASDAQ Global Select Market under the symbol "SONS." All companies listed on the NASDAQ Global Select Market are required to comply with certain continued listing standards.

The following table sets forth, for the time periods indicated, the high and low sale prices of our common stock as reported on the NASDAQ Global Select Market.

| | High | Low |
|---|---|---|
| **Fiscal 2008** | | |
| First quarter | $5.95 | $2.92 |
| Second quarter | $4.78 | $3.37 |
| Third quarter | $4.55 | $2.55 |
| Fourth quarter | $2.91 | $1.14 |
| **Fiscal 2007** | | |
| First quarter | $8.78 | $6.63 |
| Second quarter | $9.03 | $7.16 |
| Third quarter | $8.85 | $5.13 |
| Fourth quarter | $7.59 | $5.62 |

#### Holders

At February 19, 2009, there were approximately 628 holders of record of our common stock.

#### Dividend Policy

We have never declared or paid cash dividends and have no present intention to pay cash dividends in the foreseeable future.

#### Recent Sales of Unregistered Securities

None.

#### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We have not announced any currently effective authorization to repurchase shares of our common stock. However, upon vesting of restricted stock awards, employees are permitted to return to us a portion of the newly vested shares to satisfy the tax withholding obligations that arise in connection with such vesting. The following table summarizes repurchases of our common stock during the fourth quarter of fiscal 2008, which represent shares returned to satisfy tax withholding obligations:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1, 2008 to October 31, 2008 | 11,589 | $2.39 | — | — |
| November 1, 2008 to November 30, 2008 | 396 | 1.60 | — | — |
| December 1, 2008 to December 31, 2008 | 156,562 | 1.57 | — | — |
| Total | 168,547 | $1.63 | — | — |

**Performance Graph**

The following performance graph compares the cumulative total return to stockholders for our common stock for the period from December 31, 2003 through December 31, 2008 with the cumulative total return over the same period on the NASDAQ Composite Index and the NASDAQ Telecommunications Index. The comparison assumes an investment of $100 on December 31, 2003 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among Sonus Networks, Inc., The NASDAQ Composite Index
And The NASDAQ Telecommunications Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Sonus Network, Inc.
NASDAQ Composite
NASDAQ Telecommunications

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

**Consolidated Statement of Operations Data**
**(In thousands, except per share amounts)**

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008(1) | 2007 | 2006(2) | 2005 | 2004 |
| Revenue: | | | | | |
| Product | $ 203,387 | $225,644 | $203,592 | $135,198 | $124,607 |
| Service | 109,758 | 93,771 | 75,891 | 60,164 | 46,295 |
| Total revenue | 313,145 | 319,415 | 279,483 | 195,362 | 170,902 |
| Cost of revenue: | | | | | |
| Product | 74,168 | 90,947 | 70,823 | 53,542 | 33,227 |
| Service | 55,704 | 37,424 | 29,609 | 24,683 | 18,672 |
| Total cost of revenue | 129,872 | 128,371 | 100,432 | 78,225 | 51,899 |
| Gross profit | 183,273 | 191,044 | 179,051 | 117,137 | 119,003 |
| Operating expenses: | | | | | |
| Research and development | 72,223 | 78,652 | 55,446 | 47,581 | 37,956 |
| Sales and marketing | 73,499 | 81,358 | 65,748 | 45,913 | 36,346 |
| General and administrative | 61,739 | 56,566 | 35,366 | 27,699 | 26,016 |
| Litigation settlement, net of insurance recovery | 19,100 | 24,672 | — | — | — |
| Impairment of intangible assets | 2,727 | — | — | — | — |
| Restructuring expense | 702 | — | — | — | — |
| Amortization of goodwill and purchased intangible assets | — | — | — | — | 2,402 |
| Total operating expenses | 229,990 | 241,248 | 156,560 | 121,193 | 102,720 |
| Income (loss) from operations | (46,717) | (50,204) | 22,491 | (4,056) | 16,283 |
| Interest and other income (expense), net | 12,710 | 19,297 | 15,405 | 9,380 | 3,796 |
| Income (loss) from continuing operations before income taxes | (34,007) | (30,907) | 37,896 | 5,324 | 20,079 |
| Income tax benefit (provision) | (79,557) | 8,356 | 64,958 | (539) | (497) |
| Income (loss) from continuing operations | (113,564) | (22,551) | 102,854 | 4,785 | 19,582 |
| Loss from discontinued operations | (4,491) | (1,086) | — | — | — |
| Loss on sale of discontinued operations | (741) | — | — | — | — |
| Net income (loss) | $(118,796) | $(23,637) | $102,854 | $ 4,785 | $ 19,582 |
| Earnings (loss) per share: | | | | | |
| Basic: | | | | | |
| Continuing operations | $ (0.42) | $ (0.09) | $ 0.41 | $ 0.02 | $ 0.08 |
| Discontinued operations | (0.02) | — | — | — | — |
| | $ (0.44) | $ (0.09) | $ 0.41 | $ 0.02 | $ 0.08 |
| Diluted: | | | | | |
| Continuing operations | $ (0.42) | $ (0.09) | $ 0.40 | $ 0.02 | $ 0.08 |
| Discontinued operations | (0.02) | — | — | — | — |
| | $ (0.44) | $ (0.09) | $ 0.40 | $ 0.02 | $ 0.08 |
| Shares used to compute earnings (loss) per share: | | | | | |
| Basic | 271,477 | 262,924 | 253,771 | 248,584 | 245,830 |
| Diluted | 271,477 | 262,924 | 258,338 | 252,803 | 252,993 |

**Consolidated Balance Sheet Data**
**(In thousands)**

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| Cash and cash equivalents | $122,207 | $118,933 | $ 44,206 | $155,679 | $121,931 |
| Short-term marketable securities | $180,786 | $207,088 | $256,485 | $140,569 | $170,145 |
| Long-term investments | $ 84,965 | $ 66,568 | $ 60,189 | $ 17,993 | $ 21,029 |
| Working capital | $327,088 | $365,204 | $312,197 | $278,047 | $269,116 |
| Total assets | $535,585 | $694,050 | $589,604 | $457,206 | $396,497 |
| Long-term deferred revenue, net of current portion | $ 37,991 | $ 16,462 | $ 33,787 | $ 33,853 | $ 25,960 |
| Long-term liabilities, net of current portion | $ 1,865 | $ 2,061 | $ 1,467 | $ 1,449 | $ 692 |
| Convertible subordinated note | $ — | $ — | $ — | $ 10,000 | $ 10,000 |
| Total stockholders' equity | $406,435 | $493,586 | $432,533 | $278,812 | $263,712 |

(1) Includes the results of operations of Atreus Systems, Inc. for the period subsequent to its acquisition by the Company on April 18, 2008 and $87.3 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

(2) Includes an income tax benefit of $82.6 million related to the reversal of a valuation allowance on certain deferred tax assets.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements and other financial information appearing elsewhere in this Form 10-K. The following discussion contains forward looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of a number of factors, including the risks discussed in Item 1A. "Risk Factors" and elsewhere in this Form 10-K. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our industry and ourselves, and we do not undertake an obligation to update our forward-looking statements to reflect future events or circumstances.*

### Overview

We are a leading provider of voice infrastructure solutions for wireline and wireless service providers. Our products are a new generation of carrier-class infrastructure equipment and software that enables voice services to be delivered over Internet Protocol ("IP") packet-based networks. Our target customers include both traditional and emerging communications service providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers. IP packet-based networks, which transport traffic in small bundles, or "packets," offer a significantly more flexible, cost-effective and efficient means for providing communications services than existing circuit-based networks, designed years ago to primarily deliver telephone calls.

Our voice infrastructure solutions allow wireline and wireless operators to build converged voice over IP ("VoIP") networks. Our products are built on the same distributed, IP-based principles embraced by the IP Multimedia Subsystem ("IMS") architecture, as defined by the Third Generation Partnership Project ("3GPP"). This IMS architecture is being accepted by network operators globally as the common approach for building converged voice, data, wireline and wireless networks. Since the IMS architecture is based primarily on IP packets and the Session Initiation Protocol ("SIP"), which has been the foundation of our products since our formation, we are uniquely positioned to offer an intuitive evolution from a distributed softswitch architecture to IMS with little or no impact on existing Sonus equipment or services. Additionally, the Sonus all-IP architecture is positioned to take advantage of wireless long-term evolution ("LTE") implementations as they emerge. Our investment in product development is focused on delivering high-growth solutions that leverage these IMS and LTE architectures.

We sell our products primarily through a direct sales force and, in some markets, through or with the assistance of resellers and distributors. Customers' decisions to purchase our products to deploy in commercial networks involve a significant commitment of resources and a lengthy evaluation, testing and product qualification process. Our revenue and results of operations may vary significantly and unexpectedly from quarter to quarter as a result of long sales cycles, our expectation that customers will tend to sporadically place large orders with short lead times and the application of complex revenue recognition rules to certain transactions, which may result in customer shipments and orders from multiple quarters being recognized as revenue in one quarter. We expect to recognize revenue from a limited number of customers for the foreseeable future.

We reported a loss from operations of $46.7 million for fiscal 2008, compared to a loss from operations of $50.2 million in fiscal 2007 and income from operations of $22.5 million in fiscal 2006. Our losses from continuing operations for fiscal 2008 and 2007 were $113.6 million and $22.6 million, respectively. Our loss from continuing operations in fiscal 2008 includes $87.3 million of income tax expense related to a valuation allowance recorded on certain deferred tax assets in the United States recorded in the fourth quarter. Our income from continuing operations for fiscal 2006 was $102.9 million, including $82.6 million of income tax benefit related to the reversal of a valuation allowance on certain deferred tax assets. In fiscal 2008 we recorded $19.1 million of litigation settlement expense in the aggregate for litigation against certain of our customers alleging patent infringement of U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System" (the "C2 Patent Litigation") and a Consolidated Amended Complaint alleging that we made false and misleading statements about our products and business (the "2002 Securities Litigation"). In fiscal 2008 we also incurred $12.1 million of legal costs, $2.7 million for the impairment of intangible assets, $7.2 million of losses on foreign currency exchange and $0.7 million of restructuring expense. These operating costs were partially offset by $19.2 million of lower stock-based compensation expense in fiscal 2008, compared to fiscal 2007. Our lower stock-based compensation expense in the current year primarily resulted from the completion in 2007 of our stock option review, which necessitated modifications to stock options held by both current and former employees to allow them to exercise options that would otherwise have expired, as well as to extend the purchase periods under our Employee Stock Purchase Plan, aggregating $21.7 million.

We continue to focus on the key elements of our strategy, designed to capitalize on our technology and market lead and build a premier franchise in packet-based voice infrastructure solutions. We are currently focusing our major efforts on the following aspects of our business:

- maintaining our strong financial foundation;
- responding quickly to changes in the macroeconomic environment;
- improving the cost-effectiveness of our infrastructure;
- winning new business from key service providers;
- expanding and enhancing our product portfolio;
- leveraging our global sales and support capabilities; and
- developing channels and markets for our products.

**Recent Developments**

**Acquisition of Atreus Systems, Inc.**

On April 18, 2008, we completed the acquisition of Atreus Systems, Inc., a privately-held company with its principal office located in Ottawa, Canada (collectively with its subsidiaries, "Atreus") (see Note 4). Atreus is a supplier of service provisioning software for VoIP and IMS-based services. In consideration, we paid the selling stockholders $4.7 million of cash, net of cash acquired, and incurred $0.2 million of costs. We believe the addition of Atreus solutions to the Sonus product portfolio will allow us to provide comprehensive integration services for operators' growing IP-service portfolios. The operating results of Atreus have been included in our consolidated financial statements for the period subsequent to the acquisition.

In connection with the preparation of our financial statements for the fourth quarter of fiscal 2008, we conducted our quarterly review for impairment indicators, during which we determined that there were several impairment indicators related to the intangible assets, including significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry and economic trends, a significant change in circumstances relative to a large customer and a significant decline in our stock price for a sustained period. In response, we performed an assessment of the carrying value of the intangible assets. This analysis concluded that the customer relationship and intellectual property intangible assets acquired in the Atreus acquisition were impaired, and accordingly, we recognized an impairment loss for the amount by which the carrying value of the intangible assets exceeded the related estimated original fair value. As a result, we recorded a charge of $2.7 million for the write-down of intangible assets in the fourth quarter of fiscal 2008. This expense is reported as Impairment of intangible assets in our consolidated statement of operations for the year ended December 31, 2008.

### Discontinued Operations

In the third quarter of 2008, we committed to a plan to sell our Zynetix Limited ("Zynetix") subsidiary, which we acquired on April 13, 2007 (see Notes 4 and 5). The results of operations of Zynetix have been reclassified and reported as discontinued operations in the consolidated statements of operations for fiscal 2008 and fiscal 2007. On November 26, 2008, we completed the sale of Zynetix. The loss of $0.7 million on the sale of Zynetix is reported as Loss on disposal of discontinued operations, net of tax, in our consolidated statement of operations for the year ended December 31, 2008.

### Critical Accounting Policies and Estimates

Management's discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience, knowledge of current conditions and beliefs of what could occur in the future given available information. We consider the following accounting policies to be both those most important to the portrayal of our financial condition and those that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. The significant accounting policies that we believe are the most critical include the following:

- Revenue recognition;
- Deferred revenue;
- Allowance for doubtful accounts;
- Inventory reserves;
- Royalty and other loss contingency reserves;
- Stock-based compensation;
- Acquisitions;
- Goodwill and intangible assets; and
- Accounting for income taxes.

***Revenue Recognition.*** We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility of the related receivable is probable under customary payment terms. When we have future obligations, including a requirement to deliver additional elements which are essential to the functionality of the delivered elements or for which vendor specific objective evidence of fair value ("VSOE") does not exist or when customer acceptance is required, we defer revenue recognition and related costs until those obligations are satisfied.

Many of our sales involve complex multiple-element arrangements. When a sale includes multiple elements, such as products, maintenance and/or professional services, we recognize revenue using the residual method, as we have not established VSOE for our products or specified features/upgrades. Revenue associated with elements for which VSOE has been established is recorded based on the VSOE value; revenue associated with any undelivered elements that are not considered essential to the functionality of the product and for which VSOE has been established is deferred based on the VSOE value and any remaining arrangement fee is then allocated to, and recognized as, product revenue. We have established VSOE for maintenance arrangements (post-contract support) and some professional services. VSOE for maintenance and professional services is determined by either the price charged when the same element is sold separately or established by management having the relevant pricing authority. The Company's Pricing Committee has the relevant authority for establishing pricing for products and services. If we cannot establish VSOE for any undelivered element, including specified features and upgrades, we defer revenue on the entire arrangement until VSOE for all undelivered elements is known or all elements are delivered and all other revenue recognition criteria are met.

Revenue from maintenance and support services is recognized ratably over the service period. Earned maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements.

Revenue from installation services is generally recognized when the service is complete and all other revenue recognition criteria have been met. Revenue from other professional services for which VSOE has been established is typically recognized as the services are delivered if all other revenue criteria have been met.

Revenue from consulting, custom development and other professional services-only engagements is recognized as services are rendered, provided all other revenue recognition criteria have been met.

We record deferred revenue for products delivered or services performed for which collection of the amount billed is either probable or has been collected but for which other revenue recognition criteria have not been met. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported with noncurrent liabilities in the consolidated balance sheets.

We defer recognition of incremental direct costs, such as cost of goods, royalties, commissions and third-party installation costs, until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as noncurrent.

We sell the majority of our products directly to our service provider customers. For products sold to resellers and distributors, we recognize revenue on a sell-through basis utilizing information provided to us from our resellers and distributors unless we have at least eight quarters of consistent history with a reseller which provides sufficient history regarding the potential of product returns or refunds, or any other form of concession.

During the fourth quarter of 2007, we began reporting revenue from one of our distributors on a sell-in basis, where revenue is recognized upon the shipment of products to the distributor, assuming all other requirements for revenue recognition have been met. We had previously recognized revenue for sales to this distributor when products had been sold through by the distributor to its customers. This change reflects two years of commercial activity during which we have not authorized or incurred any return of our product or provided any other form of price protection or concession. As a result of this history, the price for products sold to this distributor is now fixed or determinable upon sale to the distributor and collection is probable. During the year ended December 31, 2007, we recognized revenue totaling approximately $60,000 in connection with sales of products to these distributors through December 31, 2007 that had not yet sold through to their customers. This revenue would have been recognized in subsequent periods if we had not changed to a sell-in basis for this distributor. This additional revenue resulted in an immaterial amount of additional income before income taxes and net income and did not impact net loss per share for the year ended December 31, 2007.

During the first quarter of 2006, we began reporting revenue from one of our distributors on a sell-in basis. We had previously recognized revenue for sales to this distributor when products had been sold through by the distributor to its customers. This change reflects two years of commercial activity during which we have not authorized or incurred any return of our product or provided any other form of price protection or concession. As a result of this history, the price for products sold to this distributor is now fixed or determinable upon sale to the distributor and collection is probable. During the year ended December 31, 2006, we recognized revenue totaling $3.9 million in connection with sales of products to one of these distributors through December 31, 2006 that had not yet sold through to its customers. This revenue would have been recognized in subsequent periods if we had not changed to a sell-in basis for this distributor during the first quarter of fiscal 2006. This additional revenue resulted in $1.4 million of additional income before income taxes, $0.8 million of additional net income and $0.01 of additional diluted net income per share for the year ended December 31, 2006.

Beginning in the fourth quarter of fiscal 2008, we do not have sufficient evidence of VSOE on maintenance services for one of our largest customers. Therefore, all revenue related to multiple element arrangements for this customer is recognized ratably over the arrangement's remaining contractual maintenance period through the end of 2010. Revenue recognition on multiple element arrangements with this customer will begin when the only undelivered element of the arrangement (that does not have VSOE) is maintenance.

***Deferred Revenue.*** We record deferred revenue for product delivered or services performed for which collection of the amount billed is either probable or has been collected but other revenue recognition criteria have not been satisfied. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is classified as long-term deferred revenue.

We defer recognition of incremental direct costs, such as cost of goods, royalties, commissions and third-party installation costs, until satisfaction of the criteria for recognition of the related revenue. Deferred incremental direct costs that relate to deferred revenue that is classified as current are classified as current assets. When a portion of the deferred revenue related to a customer arrangement is classified as long-term, the incremental costs that relate to the arrangement are classified as noncurrent assets.

***Allowance for Doubtful Accounts.*** We establish billing terms at the time we negotiate purchase agreements with our customers. We monitor our outstanding receivables for timely payments and potential collection issues. The allowance for doubtful accounts is estimated based on our detailed assessment of the collectibility of specific customer accounts.

***Inventory Reserves.*** Inventory purchases and commitments are based upon estimated future demand for our products. We value inventory at the lower of cost on a first-in, first-out basis or net realizable value. We provide inventory reserves based on excess and obsolete inventory determined primarily by future demand forecasts and estimated returns of defective product, and record charges to cost of revenue. We assess such demand forecasts and return history on at least a quarterly basis. If we record a charge to reduce inventory to its estimated net realizable value, we do not increase its carrying value due to subsequent changes in demand forecasts or product repairs. Accordingly, if inventory previously reserved for is subsequently sold, we may realize improved gross profit margins on those transactions in the period the related revenue is recognized.

We record a full inventory reserve for evaluation equipment at the time of shipment to our customers as a charge to sales and marketing expenses, as it is not probable that the inventory value will be realizable. If these evaluation shipments are later purchased by our customers, we reclassify amounts previously charged to sales and marketing expenses to cost of revenue in the period that all revenue recognition criteria are met.

***Royalty Accrual.*** We accrue for royalties for technology we license from vendors based on established royalty rates and usage. In certain cases, we have been contacted by third parties who claim that our products infringe on certain intellectual property of the third party. We evaluate these claims and accrue for royalties when the amounts are probable and reasonably estimable.

***Loss Contingencies and Reserves.*** We are subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to determine whether such amounts should be adjusted and record changes in estimates in the period they become known. We are subject to various legal claims, including securities litigation. We reserve for legal contingencies and legal fees when the amounts are probable and reasonably estimable. Our director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against us and certain of our officers and directors.

***Stock-Based Compensation.*** On January 1, 2006, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment* ("SFAS 123R"), using the modified prospective transition method. We recognize the fair value of stock-based compensation in our consolidated financial statements over the requisite service period, generally on a straight-line basis for time-vested awards.

Under SFAS 123R, our stock-based compensation is affected by our stock price as well as valuation assumptions, including the volatility of our stock price, expected term of the option, risk-free interest rate and expected dividends. We utilize the Black-Scholes valuation model for estimating the fair value on the date of grant of employee stock options. We estimate future volatility using a combination of historical and implied volatility. We believe that a combination of historical and implied volatility results in a more accurate estimate of the grant-date fair value of employee stock options because it more appropriately reflects the market's expectations of future volatility. Historical volatility during the period associated with the expected term of our stock options over the past few years included a period of time during or subsequent to our initial public offering when our stock price experienced abnormally high volatility levels, which we believe is unlikely to be indicative of future stock price behavior. However, we have not placed sole reliance on implied volatility as options in our common stock that are actively traded on the open market generally have a term of two years or less—substantially shorter than our stock options' expected term.

***Acquisitions.*** In accordance with the purchase method of accounting as prescribed by SFAS No. 141, *Business Combinations* ("SFAS 141"), the fair values of assets acquired and liabilities assumed are determined and recorded as of the date of the acquisition. We utilize independent valuation specialists to assist us in determining the fair values of identifiable tangible and intangible assets acquired and liabilities assumed in order to determine the portion of the purchase price allocable to these assets. The estimates related to determining the fair values of assets acquired and liabilities assumed require significant amounts of judgment and technical expertise. Costs to acquire a business, including transaction costs, are allocated to the fair value of net assets acquired. Any excess of the purchase price over the estimated fair value of the net assets acquired is recorded as goodwill.

***Goodwill and Intangible Assets.*** At December 31, 2008, we had goodwill and net intangible assets of $5.0 million and $0.6 million, respectively. Goodwill and intangible assets with indefinite lives are tested annually for impairment in accordance with the goodwill provisions of SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by comparing the carrying amount of the asset to future net undiscounted pretax cash flows expected to be generated by the asset. If these comparisons indicate that an asset is not recoverable, we will recognize an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Estimated fair value is based on either discounted future pretax operating cash flows or appraised values, depending on the nature of the asset. Considerable judgment is required to estimate discounted future operating cash flows. Judgment is also required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible or other long-lived assets. Factors that could indicate that an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer, a significant decline in our stock price for a sustained period and a decline in our market capitalization to below net book value. We must make assumptions about future cash flows, future operating plans, discount rates and other factors in the models and valuation reports. To the extent these future projections and estimates change, the estimated amounts of impairment could differ from current estimates.

In connection with the preparation of our financial statements for the fourth quarter of fiscal 2008, we conducted our quarterly review for impairment indicators, during which we determined that there were several impairment indicators related to intangible assets, including significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry and economic trends, a significant change in circumstances relative to a large customer and a significant decline in our stock price for a sustained period. In response, we performed an assessment of the carrying value of our intangible assets. Based on this analysis, we concluded that the customer relationship and intellectual property intangible assets acquired in the Atreus acquisition were impaired, and accordingly, we recognized an impairment loss for the amount by which the carrying value of the intangible assets exceeded the related estimated original fair value. As a result, we recorded a charge of $2.7 million for the write-down of intangible assets in the fourth quarter of fiscal 2008. This amount is reported under the caption Impairment of intangible assets in our consolidated statement of operations for the year ended December 31, 2008. We performed our annual test for impairment of goodwill in accordance with SFAS 142 at November 30, 2008 and concluded that our goodwill was not impaired. Our stock price, which is highly volatile and has experienced declines since December 31, 2008, is an indicator that may suggest that our goodwill may be impaired. If our stock price does not improve prior to the end of the first quarter of fiscal 2009 or if other factors indicate that it is more likely than not that an impairment may exist, we could determine that an interim goodwill impairment test is required as of March 31, 2009, which could result in a non-cash impairment charge if an impairment exists. At December 31, 2008, the carrying value of goodwill was $5.0 million.

In connection with the preparation of our financial statements for the second quarter of fiscal 2008 and update of our sales forecast for the second half of the fiscal year, we conducted our quarterly review for impairment indicators, during which we determined that there were no impairment indicators related to the intangible assets and goodwill allocated to the Sonus reporting unit. However, this review identified several indicators related to the intangible assets and goodwill allocated to the Zynetix reporting unit, including significant underperformance relative to plan or long-term projections. In response, we performed an assessment of the carrying value of the Zynetix reporting unit's intangible assets and goodwill. Because these comparisons indicated that the intangible assets and goodwill were impaired, we recognized an impairment loss for the amount by which the carrying value of the intangible assets and goodwill allocated to the Zynetix reporting unit exceeded the related estimated or implied fair value. As a result, we recorded a charge of $3.6 million for the write-down of intangible assets and goodwill. Of this charge, $1.5 million relates to intangible assets and $2.1 million relates to goodwill. As a result, the net book values of the intangible assets and goodwill attributable to the Zynetix reporting unit were reduced to zero at June 30, 2008. The impairment charge for the write-down of these assets is included as a component of Loss from discontinued operations, net of tax, in our consolidated statements of operations for the year ended December 31, 2008.

*Accounting for Income Taxes.* Our provision for income taxes is comprised of a current and a deferred portion. The current income tax provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. We provide for deferred income taxes resulting from temporary differences between financial and taxable income. Such differences arise primarily from tax net operating loss and credit carryforwards, depreciation, deferred revenue, stock-based compensation expense, accruals and reserves. We assess the recoverability of any tax assets recorded on the balance sheet and provide any necessary valuation allowances as required. If we were to determine that it was more likely than not that we would be unable to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to operations in the period that such determination was made. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative income in the most recent fiscal years, changes in the business in which we operate and our forecast of future taxable income. In determining future taxable income, we are responsible for assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Such assessment is completed on a jurisdiction by jurisdiction basis.

We provide for income taxes during interim periods based on the estimated effective tax rate for the full fiscal year. We record a cumulative adjustment to the tax provision in an interim period in which a change in the estimated annual effective tax rate is determined.

We have not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as we plan to permanently reinvest these amounts.

Effective January 1, 2007, we adopted FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

We assessed all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

## Results of Operations

### Years Ended December 31, 2008 and 2007

***Revenue.*** Revenue for the years ended December 31, 2008 and 2007 was as follows (in thousands):

| | Year ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Product | $203,387 | $225,644 |
| Service | 109,758 | 93,771 |
| Total revenue | $313,145 | $319,415 |

Product revenue is comprised of sales of our voice infrastructure products, including our GSX9000 and GSX4000 Open Services Switches, NBS Network Border Switch, PSX Call Routing Server, SGX Signaling Gateway, ASX Feature Server, the Sonus Insight Management System and related product offerings. Product revenue for fiscal 2008 decreased 9.9% from fiscal 2007. The decrease in product revenue was attributable to lower product sales, partially offset by the recognition of approximately $17 million of revenue related to the completion of a multi-year project and for which all of the revenue recognition criteria were met in the fourth quarter of fiscal 2008. Product revenue was also negatively impacted by the current macroeconomic environment, and we expect this environment to continue to negatively impact our revenue in fiscal 2009.

Service revenue is primarily comprised of hardware and software maintenance and support, network design, installation and other professional services. Service revenue increased 17.0% in fiscal 2008, compared to fiscal 2007. Maintenance revenue increased $8.2 million, or 11.6%, in fiscal 2008, compared to fiscal 2007, primarily the result of our larger base of installed products. Professional services revenue increased $7.7 million, or 33.7% in fiscal 2008, compared to fiscal 2007, including approximately $4 million related to the completion of the aforementioned mult-year project.

AT&T contributed more than 10% of our revenue in both fiscal 2008 and fiscal 2007. For orders received after October 1, 2008 from AT&T, we no longer have sufficient evidence of VSOE on maintenance services. As a result, all revenue related to multiple element arrangements for this customer will be recognized ratably over the arrangement's remaining contractual maintenance period. Revenue recognition on multiple arrangements with AT&T will begin when the only undelivered element of the arrangement (that does not have VSOE) is maintenance. In the fourth quarter of fiscal 2008, we recognized approximately $271,000 of revenue calculated using ratable revenue recognition, of which approximately $241,000 is classified as product revenue and $30,000 is classified as service revenue. There were no other customers that contributed more than 10% of revenue in either fiscal year.

International revenue was approximately 30% and 26% of revenue in fiscal 2008 and fiscal 2007, respectively. Due to the uneven ordering patterns of our customers and the the timing of project completions, we expect that international revenue will continue to fluctuate as a percentage of revenue from quarter to quarter and year to year.

Our deferred product revenue was $30.7 million and $44.1 million at December 31, 2008 and 2007, respectively. Our deferred service revenue was $48.3 million and $55.1 million at December 31, 2008 and 2007, respectively. Our deferred revenue balance may fluctuate as a result of the timing of revenue recognition, customer payments, maintenance contract renewals, contractual billing rights and maintenance revenue deferrals included in multiple element arrangements.

***Cost of Revenue/Gross Profit.*** Our cost of revenue consists primarily of amounts paid to third-party manufacturers for purchased materials and services, royalties, manufacturing and professional services personnel and related costs and inventory obsolescence. Cost of revenue and gross profit as a percentage of revenue ("gross margin") for the years ended December 31, 2008 and 2007 were as follows (in thousands, except percentages):

| | Year ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Cost of revenue | | |
| Product | $ 74,168 | $ 90,947 |
| Service | 55,704 | 37,424 |
| Total cost of revenue | $129,872 | $128,371 |
| Gross profit margin (% of respective revenue) | | |
| Product | 63.5% | 59.7% |
| Service | 49.2% | 60.1% |
| Total gross profit margin | 58.5% | 59.8% |

The increase in product gross profit as a percentage of product revenue ("product gross margin") was primarily due to product and customer mix. The decrease in service gross profit as a percentage of service revenue ("service gross margin") was primarily due to increased personnel costs to support our 2008 global expansion efforts, coupled with the completion of the low margin multi-year project described above. Our service cost of revenue is relatively fixed in advance of any particular quarter and therefore, changes in service revenue will have a significant impact on service gross margins. We believe that our gross margin over time will remain in our long-term financial model of 58% to 62%.

***Research and Development Expenses.*** Research and development expenses consist primarily of salaries and related personnel expenses and prototype costs related to the design, development, testing and enhancement of our products. Research and development expenses were $72.2 million in fiscal 2008, a decrease of $6.5 million, or 8.2%, from $78.7 million in fiscal 2007. The decrease in fiscal 2008 primarily reflects lower stock-based compensation, partially offset by higher salary and related expenses associated with additional headcount. Stock-based compensation costs accounted for $8.9 million of lower research and development expense in fiscal 2008, compared to fiscal 2007. Some aspects of our research and development efforts require significant short-term expenditures, the timing of which can cause significant variability in our expenses. We believe that rapid technological innovation is critical to our long-term success, and we are tailoring our investments to meet the requirements of our customers and market. We believe that our research and development expenses for fiscal 2009 will decrease from fiscal 2008 levels, primarily as a result of the ongoing migration of our development and quality assurance centers to lower-cost geographies.

***Sales and Marketing Expenses.*** Sales and marketing expenses consist primarily of salaries and related personnel costs, commissions, travel and entertainment expenses, promotions, customer evaluations inventory and other marketing and sales support expenses. Sales and marketing expenses were $73.5 million in fiscal 2008, a decrease of $7.9 million, or 9.7%, from $81.4 million in fiscal 2007. The current year decrease primarily reflects lower stock-based compensation, partially offset by costs related to our continued expansion of our worldwide sales and support coverage. Stock-based compensation costs accounted for $9.3 million of lower sales and marketing expense in fiscal 2008, compared to fiscal 2007. We believe that our sales and marketing expenses will decrease in fiscal 2009 from fiscal 2008 levels, primarily the result of lower personnel and related costs.

***General and Administrative Expenses.*** General and administrative expenses consist primarily of salaries and related personnel costs for executive and administrative personnel, recruiting expenses, allowance for doubtful accounts and professional fees. General and administrative expenses were $61.7 million in fiscal 2008, an increase of $5.1 million, or 9.1%, from $56.6 million in fiscal 2007. The increase is primarily attributable to higher personnel-related costs, coupled with $6.6 million of higher losses on foreign currency exchange compared to the prior year. Stock-based compensation costs accounted for $0.4 million of increased general and administration expense in fiscal 2008, compared to the prior year. In fiscal 2008, we recorded $4.8 million of stock-based compensation expense related to restricted stock granted to our former President and Chief Executive Officer (the "Former Executive") in connection with his Retention and Restricted Stock Agreement (the "Retention Agreement"), which was effective November 14, 2007. This amount includes $1.7 million of incremental stock-based compensation expense related to the accelerated vesting of such restricted stock. In fiscal 2007, we recorded $2.6 million of charges related to the departures of the Company's President and Chief Operating Officer, and Chief Financial Officer, as well as $1.8 million of charges related to the modification of options held by the Former Executive in connection with his Retention Agreement. These increases were partially offset by lower professional fees in fiscal 2008. Professional fees, including $12.1 million of legal fees primarily related to litigation, totaled $20.8 million in fiscal 2008. Professional fees, including $9.9 million related to our stock option historical review, totaled $25.3 million in fiscal 2007. We believe that our general and administrative expenses will decrease in fiscal 2009 from fiscal 2008 levels.

***Litigation Settlements, Net of Insurance Recovery.*** We recorded $19.1 million and $24.7 million of net expense related to the settlement of litigation in fiscal 2008 and fiscal 2007, respectively.

On September 16, 2008, we reached an agreement to settle the C2 Patent Litigation. The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against customers as well as fully paid licenses to us and our customers. The settlement was paid on September 24, 2008. On September 23, 2008, we reached a tentative agreement to settle the 2002 Securities Litigation. Pursuant to the settlement, subject to confirmatory discovery and final court approval, we agreed to pay $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. At December 31, 2008, we had accrued $10.0 million for the 2002 Securities Litigation settlement, including the aforementioned $9.6 million for the settlement and class notice process, as well as $0.4 million for costs related to the confirmatory discovery process. The $0.4 million for discovery costs is included as a component of General and administrative expense. On February 17, 2009, we placed the $9.5 million settlement amount into escrow.

On November 7, 2007, we reached an agreement to settle litigation against the Company and certain of our former and current officers alleging violations of federal securities laws in connection with the restatement in 2004 of our financial statements (the "2004 Restatement Litigation"). Under the terms of the settlement, the plaintiffs agreed to release all claims against us and the other defendants in consideration for the payment of $40.0 million from us to the class of plaintiffs. In connection with the settlement, in the third quarter of fiscal 2007, we recorded a charge of $40.0 million and a related liability for the full amount of the settlement. Following the resolution of an insurance coverage dispute with our insurer on December 28, 2007, we recorded a $15.3 million insurance recovery in the fourth quarter of fiscal 2007, as such recovery became probable following the resolution of the insurance coverage dispute in December 2007.

Pursuant to the settlement, in November 2007, we deposited $25.0 million in escrow toward the settlement fund. In January 2008, our insurer deposited $15.0 million into the escrow account and paid directly to us the remaining $0.3 million in available insurance coverage.

***Impairment of Intangible Assets.*** In the fourth quarter of fiscal 2008 we recorded $2.7 million of expense for the write-down of intangible assets related to our acquisition of Atreus. In the second quarter of fiscal 2008 we recorded $3.6 million of expense for the write-down of intangible assets and goodwill related to our acquisition of Zynetix intangible assets and goodwill, which is included as a component of Loss from discontinued operations, net of tax, in our consolidated statement of operations for the year ended December 31, 2008.

***Interest Income, net.*** Interest income consists of interest earned on our cash equivalents, marketable debt securities and long-term investments. Interest expense in both fiscal 2008 and fiscal 2007 relates to capital lease obligations. Interest income, net of interest expense, was $12.4 million in fiscal 2008, a decrease of $5.8 million, from $18.2 million in fiscal 2007. The reduction in interest income, net, in the current year reflects lower average cash and investment balances, coupled with a lower average portfolio yield.

***Income Taxes.*** For the year ended December 31, 2008, we recognized income tax expense of $79.6 million. This was comprised of a tax benefit of $7.7 million, offset by an increase to our income tax expense of $87.3 million related to an increase in the valuation allowance on substantially all of our domestic net deferred tax assets after considering all positive and negative factors as to the recoverability of these assets. This determination was based on many factors, including the severity and trend of the current and prior year losses, the existence of cumulative losses for the latest three years, the current economic recession, a significant decrease to taxable income forecasted in future periods and other relevant factors. For the year ended December 31, 2007, we recognized an income tax benefit of $8.4 million.

We have generated deferred tax assets and liabilities due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the income tax bases of such assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets to the amount expected to be realized. In assessing the adequacy of the valuation allowances, we consider the scheduled reversal of deferred tax liabilities, future taxable income and prudent and feasible tax planning strategies. At December 31, 2008, we had valuation allowances of $121.2 million to offset deferred tax assets of $123.6 million. Included in the valuation allowance is $28.7 million related to excess tax benefits associated with stock-based compensation which will not be recognized until we recognize a reduction in taxes payable from these loss carryforwards. In addition, we have $26.5 million of deferred tax assets related to stock-based compensation expense for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. Since employees will not exercise their underlying options unless the current market price exceeds the option exercise price and our tax deduction for restricted shares is determined as the shares vest, the ultimate realization of this benefit is directly associated with the price of our common stock. At December 31, 2008, the Company's closing stock price of $1.58 was significantly below the weighted average exercise price of our common stock options of $5.19. The valuation allowance was based on the uncertainty of the realizability of certain deferred tax assets. In the event we determine it is more likely than not we will be able to use a deferred tax asset in the future in excess of its net carrying value, the valuation allowance would be reduced, thereby increasing net income or increasing equity in the period such determination was made.

**Discontinued Operations**

***Loss from discontinued operations, net of tax.*** In the third quarter of 2008, we committed to a plan to sell our Zynetix subsidiary, which we completed on November 27, 2008. We had acquired Zynetix on April 13, 2007. Accordingly, the results of operations of Zynetix are included in discontinued operations for the periods subsequent to its acquisition. These results are reported under the caption Loss from discontinued operations, net of tax.

In connection with the preparation of our financial statements for the second quarter of fiscal 2008 and the update of our sales forecast for the second half of the fiscal year, we conducted a review of intangible assets and goodwill for impairment indicators, during which we determined that there were no impairment indicators related to the intangible assets and goodwill allocated to the Sonus reporting unit. However, this review identified several indicators related to the intangible assets and goodwill allocated to the Zynetix reporting unit, including significant underperformance relative to plan or long-term projections. In response, we performed an assessment of the carrying value of our intangible assets and goodwill. As a result, we recorded a charge to operations of $3.6 million for the write-down of intangible assets and goodwill. Of this charge, $1.5 million related to intangible assets and $2.1 million related to goodwill. As a result, the net book values of the intangible assets and goodwill attributable to the Zynetix reporting unit were reduced to zero at June 30, 2008. The write-down of these assets is included in the results of discontinued operations for the year ended December 31, 2008.

***Loss on sale of discontinued operations, net of tax.*** On November 26, 2008, we completed the sale of Zynetix. In consideration for all of the equity of Zynetix we received a cash payment of £1.0 (approximately U.S. $2 at November 26, 2008); all cash on the books of Zynetix at the time of closing, the intellectual property we acquired at the time we purchased Zynetix that we subsequently included in certain of our products and the buyer's assumption of all contingent liabilities related to the Zynetix business, including but not limited to any customer and product support obligations. Prior to November 26, 2008, we had entered into intellectual property agreements between our subsidiary in the United Kingdom and Zynetix. These agreements allow for perpetual licenses between us and Zynetix for intellectual property used in both parties' respective products. We recorded a loss of $0.7 million, net of tax, on the sale of Zynetix.

**Years Ended December 31, 2007 and 2006**

***Revenue.*** Revenue for the years ended December 31, 2007 and 2006 was as follows (in thousands):

| | Year ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Product | $225,644 | $203,592 |
| Service | 93,771 | 75,891 |
| Total revenue | $319,415 | $279,483 |

Product revenue for fiscal 2007 increased 10.8% from fiscal 2006. The increase in product revenue was primarily the result of increased product sales and shipments, including the successful completion of the deployment of our products into new and expanded customer networks.

Service revenue increased 23.6% in fiscal 2007, compared to fiscal 2006. The increase is primarily a result of increased maintenance revenue due to our growing installed customer base and completion of certain professional services projects.

AT&T contributed more than 10% of our revenue in the year ended December 31, 2007. Cingular Wireless (part of AT&T as of January 1, 2007), KDDI and Level 3 each contributed more than 10% of our revenue in the year ended December 31, 2006.

International revenue was approximately 26% and 28% of revenue in fiscal 2007 and fiscal 2006, respectively.

Our deferred product revenue was $44.1 million and $32.7 million at December 31, 2007 and 2006, respectively. Our deferred service revenue was $55.1 million and $61.5 million at December 31, 2007 and 2006, respectively.

***Cost of Revenue/Gross Profit.*** Cost of revenue and gross profit as a percentage of revenue for the years ended December 31, 2007 and 2006 were as follows (in thousands, except percentages):

| | Year ended December 31, | |
|---|---|---|
| | **2007** | **2006** |
| Cost of revenue | | |
| Product | $ 90,947 | $ 70,823 |
| Service | 37,424 | 29,609 |
| Total cost of revenue | $128,371 | $100,432 |
| Gross profit margin (% of respective revenue) | | |
| Product | 59.7% | 65.2% |
| Service | 60.1% | 61.0% |
| Total gross profit margin | 59.8% | 64.1% |

The decrease in product gross margin was primarily due to product mix, coupled with the write-down in the fourth quarter of $1.5 million of excess and obsolete inventory. The decrease in service gross margin was primarily due to $2.7 million of higher stock-based compensation costs in fiscal 2007, compared to the prior year, partially offset by higher service revenue relative to our fixed costs.

***Research and Development Expenses.*** Research and development expenses were $78.7 million in fiscal 2007, an increase of $23.3 million, or 41.9%, from $55.4 million in fiscal 2006. The increase in fiscal 2007 primarily reflects higher stock-based compensation, as well as higher salary and related expenses associated with additional headcount. Stock-based compensation costs accounted for $12.1 million of increased research and development expense in fiscal 2007, compared to fiscal 2006.

***Sales and Marketing Expenses.*** Sales and marketing expenses were $81.4 million in fiscal 2007, an increase of $15.7 million, or 23.7%, from $65.7 million in fiscal 2006. The current year increase primarily reflects higher stock-based compensation and our continued expansion of our worldwide sales and support coverage. Stock-based compensation costs accounted for $10.1 million of increased sales and marketing expense in fiscal 2007, compared to fiscal 2006. We also recorded $1.9 million of higher evaluation equipment expenses in 2007, compared to the prior year.

***General and Administrative Expenses.*** General and administrative expenses were $56.6 million in fiscal 2007, an increase of $21.2 million, or 59.9%, from $35.4 million in fiscal 2006. Professional fees, including $9.9 million related to our stock option historical review, totaled $25.3 million in 2007. Professional fees, including $6.1 million related to our stock option historical review, totaled $13.4 million in 2006. Stock compensation costs accounted for $4.3 million of increased general and administration expense in fiscal 2007, compared to the prior year. In fiscal 2007, we recorded $2.6 million of charges related to the departures of the Company's President and Chief Operating Officer, and Chief Financial Officer, as well as $1.8 million of charges related to the modification of options held by our President and Chief Executive Officer in connection with his Retention and Restricted Stock Agreement, which was effective November 14, 2007.

***Litigation Settlements, Net of Insurance Recovery.*** On November 7, 2007 we reached a preliminary settlement, subject to court approval, of the consolidated securities action lawsuit arising from our restatement in 2004 of our financial statements. Under the terms of the settlement, the plaintiffs agreed to release all claims against us and the other defendants in consideration for the payment of $40.0 million from us to the class of plaintiffs.

In connection with the settlement, in the third quarter of fiscal 2007, we recorded a charge of $40.0 million and a related liability for the full amount of the settlement. Following the resolution of an insurance coverage dispute with our insurer on December 28, 2007, we recorded a $15.3 million insurance recovery in the fourth quarter of fiscal 2007, as such recovery became probable following the resolution of the insurance coverage dispute in December 2007.

Pursuant to the settlement, in November 2007, we deposited $25.0 million in escrow toward the settlement fund. In January 2008, our insurer deposited $15.0 million into the escrow account and paid directly to us the remaining $0.3 million in available insurance coverage.

***Interest Income, net.*** Interest income consists of interest earned on our cash equivalents, marketable debt securities and long-term investments. Interest expense in fiscal 2007 relates to capital lease obligations. Interest expense in fiscal 2006 consists of interest incurred on a convertible subordinated note, which we repaid in May 2006, and capital lease obligations. Interest income, net of interest expense, was $18.2 million in fiscal 2007, an increase of $2.8 million, from $15.4 million in fiscal 2006. The increase reflects higher average cash and investment balances, coupled with a higher average portfolio yield.

***Income Taxes.*** Our benefit for income taxes was $8.4 million for the year ended December 31, 2007, compared to a benefit of $65.0 million for the year ended December 31, 2006.

During 2006, in connection with the release of our deferred tax asset valuation allowance of $82.6 million, we recorded an overall deferred income tax benefit of $73.1 million. In addition, we recorded a current provision of $8.1 million, which included a foreign provision of $1.7 million, a federal and state provision of $0.8 million and a discrete item of $5.6 million related to a reserve for probable state and federal R&D tax credit exposure.

### Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

### Liquidity and Capital Resources

At December 31, 2008, our cash, cash equivalents, marketable securities and long-term investments totaled $388.0 million.

Our operating activities used $16.7 million of cash in fiscal 2008. Cash used in operating activities was the result of our net loss and non-cash changes in our deferred income taxes, partially offset by adjustments for other non-cash items, including stock-based compensation, depreciation and amortization of property and equipment, the impairment of intangible assets and goodwill and amortization of intangible assets, as well asdecreases in inventory, the insurance receivable for a litigation settlement, other operating assets and accounts receivable. These amounts were more than offset by the release of a $40.0 million litigation settlement from escrow to the plaintiffs, coupled with lower levels of deferred revenue, accrued expenses and deferred rent and accounts payable. The lower accounts receivable levels are the result of our efforts on cash collections. On March 31, 2008, our proposed litigation settlement related to the 2004 Securities Litigation was approved by the court. Accordingly, the amounts that had been placed into escrow by us and our insurer were released to the plaintiff, and we eliminated the related liability and insurance receivable included in our consolidated balance sheet at December 31, 2007. As a result, our cash flows from operating activities were negatively affected by the release at March 31, 2008 of the $25.0 million we had previously placed into an escrow account, partially offset by the $9.6 million liability recorded for the settlement of the 2002

Securities Litigation. The decrease in accrued expenses and deferred rent is primarily attributable to lower employee compensation and related costs, including reductions for the payment of bonuses to our executives and employees under our bonus programs, payments for professional fees and royalties previously accrued, the completion of an employee stock purchase under our original ESPP and lower withholdings under the Amended and Restated ESPP.

Our investing activities provided $18.5 million of cash in fiscal 2008, primarily comprised of $8.1 million of net sales and maturities of marketable securities and investments, and $25.0 million related to the release at March 31, 2008 of that amount in the 2004 Securities Litigation settlement escrow account as a result of the court's approval of the settlement agreement and the release of those funds to the plaintiffs. These amounts were partially offset by $9.7 million of investments in property and equipment, and cash payments aggregating $4.9 million, net of cash acquired, for our April 18, 2008 acquisition of Atreus.

Our financing activities provided $2.5 million of cash in fiscal 2008, including $3.8 million of proceeds from the sale of common stock in connection with our ESPP and $0.4 million of proceeds from the exercise of stock options. These proceeds were partially offset by $1.5 million used to pay withholding obligations related to the net share settlement of restricted stock awards upon vesting and $0.2 million used for payments on our capital leases for office equipment.

Our contractual obligations (both principal and interest) at December 31, 2008 consist of the following (in thousands):

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | 2009 | 2010 to 2011 | 2012 to 2013 | Thereafter |
| Capital lease obligations | $ 581 | $ 275 | $ 278 | $ 28 | $ — |
| Operating lease obligations | 29,353 | 7,483 | 15,113 | 5,627 | 1,130 |
| Purchase commitments | 42,361 | 42,361 | — | — | — |
| Restructuring severance obligations | 567 | 567 | — | — | — |
| Technology license agreement | 944 | 704 | 240 | — | — |
| FIN 48 tax obligations, including interest and penalties | 158 | 158 | — | — | — |
| | $73,964 | $51,548 | $15,631 | $5,655 | $1,130 |

Based on current expectations, we believe our current cash, cash equivalents, marketable debt securities and long-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least twelve months. Although it is difficult to predict future liquidity requirements with certainty, the rate at which we will consume cash will be dependent on the cash needs of future operations, including changes in working capital, which will, in turn, be directly affected by the levels of demand for our products, the timing and rate of expansion of our business, the resources we devote to developing our products and any litigation settlements. We anticipate devoting substantial capital resources to continue our research and development efforts, to maintain our sales, support and marketing, to improve our controls environment and for other general corporate activities, as well as to vigorously defend against existing and potential litigation. See Note 23 to our consolidated financial statements.

**Recent Accounting Pronouncements**

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and*

*Hedging Activities*. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 also amends SFAS No. 107, *Disclosures About Fair Value of Financial Instruments* ("SFAS 107"), to clarify that derivative instruments are subject to SFAS 107's concentration-of-credit risk disclosures. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted, and entities are encouraged, but not required, to provide comparative disclosures for earlier periods. The adoption of SFAS 161 will not affect our consolidated financial statements or financial condition, but may require additional disclosures if we enter into derivative and hedging activities.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141R"), which replaces SFAS 141. SFAS 141R establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS 141R will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. SFAS 159 establishes presentation and disclosure requirements, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 was effective for us on January 1, 2008. We have elected not to apply the fair value option under SFAS 159 to any instrument as of January 1, 2008.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a single definition of fair value, along with a framework for measuring it, and requires additional disclosure about using fair value to measure assets and liabilities. SFAS 157 emphasizes that fair value measurement is market-based, not entity-specific, and establishes a fair value hierarchy in which the highest priority is quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed according to their level within this hierarchy. While SFAS 157 does not add any new fair value measurements, it does change current practice in certain ways, including requiring entities to include their own credit standing when measuring their liabilities. SFAS 157 was effective for us on January 1, 2008. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The nonfinancial assets and nonfinancial liabilities to which SFAS 157 was not applied for the are included under the captions Property and equipment, net; Intangible assets, net; and Goodwill in our consolidated balance sheets. We have not determined the effect that the application of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities will have on our consolidated financial statements. The partial adoption of SFAS 157 for financial assets and financial liabilities did not impact our consolidated results of operations or financial condition.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to a variety of market risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations.

We maintain an investment portfolio of various holdings, types and maturities. At any time a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material impact on the interest earnings of our investment portfolio. We do not currently hedge these interest rate exposures. We place our investments with high quality issuers and have policies limiting, among other things, the amount of credit exposure to any one issuer. We seek to limit default risk by purchasing only investment grade securities. We manage potential losses in fair value by investing in relatively short-term investments, thereby allowing us to hold our investments to maturity. Our investments have an average remaining maturity of approximately six months. At December 31, 2008, the potential loss in future earnings and cash flow resulting from a hypothetical 10% movement in interest rates is estimated to approximate $0.7 million.

Based on a hypothetical 10% adverse movement in all foreign currency exchange rates, our revenue would not be materially affected and our net income would be adversely affected by approximately $4.5 million, although the actual effects may differ materially from the hypothetical analysis.

**Item 8. Financial Statements and Supplementary Data**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the accompanying consolidated balance sheets of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sonus Networks, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2007 the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 25, 2009

## SONUS NETWORKS, INC.

**Consolidated Balance Sheets**

**(in thousands, except share data)**

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 122,207 | $ 118,933 |
| Marketable securities | 180,786 | 207,088 |
| Accounts receivable, net | 75,788 | 84,951 |
| Inventory | 22,553 | 45,560 |
| Deferred income taxes | 111 | 30,683 |
| Litigation settlement escrow | — | 25,000 |
| Insurance receivable—litigation settlement | — | 15,328 |
| Other current assets | 14,937 | 18,842 |
| Total current assets | 416,382 | 546,385 |
| Property and equipment, net | 17,852 | 18,459 |
| Intangible assets, net | 568 | 2,607 |
| Goodwill | 5,025 | 8,397 |
| Investments | 84,965 | 66,568 |
| Deferred income taxes | 1,611 | 49,296 |
| Other assets | 9,182 | 2,338 |
| | $ 535,585 | $ 694,050 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 9,200 | $ 17,379 |
| Accrued expenses | 28,231 | 39,980 |
| Accrued litigation settlements | 9,600 | 40,000 |
| Current portion of deferred revenue | 40,962 | 82,743 |
| Current portion of long-term liabilities | 1,301 | 1,079 |
| Total current liabilities | 89,294 | 181,181 |
| Deferred revenue | 37,991 | 16,462 |
| Deferred income taxes | — | 760 |
| Long-term liabilities | 1,865 | 2,061 |
| Total liabilities | 129,150 | 200,464 |
| Commitments and contingencies (Note 23) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding | — | — |
| Common stock, $0.001 par value; 600,000,000 shares authorized; 275,133,894 and 272,565,951 shares issued; 272,836,984 and 270,269,041 shares outstanding at December 31, 2008 and 2007, respectively | 275 | 273 |
| Additional paid-in capital | 1,269,790 | 1,244,232 |
| Accumulated deficit | (870,716) | (751,920) |
| Accumulated other comprehensive income | 7,353 | 1,268 |
| Treasury stock, at cost; 2,296,910 common shares | (267) | (267) |
| Total stockholders' equity | 406,435 | 493,586 |
| | $ 535,585 | $ 694,050 |

See notes to the consolidated financial statements.

## SONUS NETWORKS, INC.
## Consolidated Statements of Operations
## (in thousands, except per share data)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Revenue: | | | |
| Product | $ 203,387 | $225,644 | $203,592 |
| Service | 109,758 | 93,771 | 75,891 |
| Total revenue | 313,145 | 319,415 | 279,483 |
| Cost of revenue: | | | |
| Product | 74,168 | 90,947 | 70,823 |
| Service | 55,704 | 37,424 | 29,609 |
| Total cost of revenue | 129,872 | 128,371 | 100,432 |
| Gross profit | 183,273 | 191,044 | 179,051 |
| Operating expenses: | | | |
| Research and development | 72,223 | 78,652 | 55,446 |
| Sales and marketing | 73,499 | 81,358 | 65,748 |
| General and administrative | 61,739 | 56,566 | 35,366 |
| Litigation settlements, net of insurance recovery | 19,100 | 24,672 | — |
| Impairment of intangible assets | 2,727 | — | — |
| Restructuring | 702 | — | — |
| Total operating expenses | 229,990 | 241,248 | 156,560 |
| Income (loss) from operations | (46,717) | (50,204) | 22,491 |
| Interest expense | (291) | (164) | (216) |
| Interest income | 12,643 | 18,393 | 15,660 |
| Other income (expense), net | 358 | 1,068 | (39) |
| Income (loss) from continuing operations before income taxes | (34,007) | (30,907) | 37,896 |
| Income tax benefit (provision) | (79,557) | 8,356 | 64,958 |
| Income (loss) from continuing operations | (113,564) | (22,551) | 102,854 |
| Loss from discontinued operations, net of tax | (4,491) | (1,086) | — |
| Loss on disposal of discontinued operations, net of tax | (741) | — | — |
| Net income (loss) | $(118,796) | $ (23,637) | $102,854 |
| Earnings (loss) per share: | | | |
| Basic: | | | |
| Continuing operations | $ (0.42) | $ (0.09) | $ 0.41 |
| Discontinued operations | (0.02) | — | — |
| | $ (0.44) | $ (0.09) | $ 0.41 |
| Diluted: | | | |
| Continuing operations | $ (0.42) | $ (0.09) | $ 0.40 |
| Discontinued operations | (0.02) | — | — |
| | $ (0.44) | $ (0.09) | $ 0.40 |
| Shares used to compute earnings (loss) per share: | | | |
| Basic | 271,477 | 262,924 | 253,771 |
| Diluted | 271,477 | 262,924 | 258,338 |

See notes to the consolidated financial statements.

# SONUS NETWORKS, INC.

## Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

### (in thousands, except share data)

| | Common Stock | | Additional Paid-in Capital | Deferred Compensation | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | | Total Stockholders' Equity | Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Par Value | | | | | Shares | Cost | | |
| **Balance, January 1, 2006** | 251,730,706 | $252 | $1,110,057 | $(99) | $(831,087) | $ (44) | 2,296,910 | $(267) | $ 278,812 | |
| Elimination of deferred compensation upon the adoption of SFAS 123R | | | (99) | 99 | | | | | — | |
| Issuance of common stock in connection with employee stock purchase plan | 1,192,502 | 1 | 4,763 | | | | | | 4,764 | |
| Exercise of stock options | 9,090,728 | 9 | 36,580 | | | | | | 36,589 | |
| Vesting of restricted stock | 80,000 | | | | | | | | — | |
| Shares of restricted stock returned to the Company under net share settlement to satisfy tax withholding obligation | (28,604) | | (189) | | | | | | (189) | |
| Compensation expense related to employee stock options | | | 6,081 | | | | | | 6,081 | |
| Compensation expense related to restricted stock awards | | | 466 | | | | | | 466 | |
| Compensation expense related to employee stock purchase plan | | | 3,300 | | | | | | 3,300 | |
| Compensation expense related to non-employee stock options | | | 18 | | | | | | 18 | |
| Compensation expense related to modification of stock options | | | 2,128 | | | | | | 2,128 | |
| Modifications of stock options—reclassification from equity to liability awards | | | (2,252) | | | | | | (2,252) | |
| Currency translation adjustment | | | | | | (38) | | | (38) | $ (38) |
| Net income | | | | | 102,854 | | | | 102,854 | 102,854 |
| Comprehensive income for the year ended December 31, 2006 | | | | | | | | | | $ 102,816 |
| **Balance, December 31, 2006** | 262,065,332 | 262 | 1,160,853 | — | (728,233) | (82) | 2,296,910 | (267) | 432,533 | |
| Adjustment related to January 1, 2007 adoption of FIN 48 (see Note 2) | | | | | (50) | | | | (50) | |
| Issuance of common stock in connection with employee stock purchase plan | 1,375,668 | 2 | 5,611 | | | | | | 5,613 | |
| Exercise of stock options | 9,063,463 | 9 | 39,539 | | | | | | 39,548 | |
| Vesting of restricted stock | 92,500 | | | | | | | | — | |
| Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations | (31,012) | | (210) | | | | | | (210) | |
| Compensation expense related to employee stock options | | | 8,730 | | | | | | 8,730 | |
| Compensation expense related to restricted stock awards | | | 1,911 | | | | | | 1,911 | |
| Compensation expense related to employee stock purchase plan | | | 3,557 | | | | | | 3,557 | |
| Compensation expense related to non-employee stock options | | | 41 | | | | | | 41 | |
| Compensation expense related to modifications of employee stock purchase plan | | | 8,880 | | | | | | 8,880 | |
| Compensation expense related to modification of stock options | | | 16,953 | | | | | | 16,953 | |
| Compensation expense related to tender offer | | | 1,876 | | | | | | 1,876 | |
| Modifications of stock options—reclassification from equity to liability awards | | | (1,255) | | | | | | (1,255) | |
| Settlement of stock options—liability awards | | | 1,231 | | | | | | 1,231 | |
| Stock option tender offer—reduction of equity to establish tender offer liability | | | (3,485) | | | | | | (3,485) | |
| Currency translation adjustment | | | | | | 1,350 | | | 1,350 | $ 1,350 |
| Net loss | | | | | (23,637) | | | | (23,637) | (23,637) |
| Comprehensive loss for the year ended December 31, 2007 | | | | | | | | | | $ (22,287) |
| **Balance, December 31, 2007** | 272,565,951 | 273 | 1,244,232 | — | (751,920) | 1,268 | 2,296,910 | (267) | 493,586 | |
| Issuance of common stock in connection with employee stock purchase plan | 1,321,328 | | 3,755 | | | | | | 3,755 | |
| Exercise of stock options | 184,845 | | 437 | | | | | | 437 | |
| Vesting of restricted stock | 1,433,766 | 2 | | | | | | | 2 | |
| Shares of restricted stock returned to the Company under net share settlements to satisfy tax withholding obligations | (546,996) | | (1,510) | | | | | | (1,510) | |
| Compensation expense related to employee stock options | | | 9,174 | | | | | | 9,174 | |
| Compensation expense related to restricted stock awards | | | 8,654 | | | | | | 8,654 | |
| Compensation expense related to employee stock purchase plan | | | 4,129 | | | | | | 4,129 | |
| Compensation expense related to non-employee stock options | | | 184 | | | | | | 184 | |
| Compensation expense related to modification of stock options | | | 422 | | | | | | 422 | |
| Issuance of shares in connection with Zynetix earnout agreement (see Note 4) | 175,000 | | 313 | | | | | | 313 | |
| Unrealized gain on available-for-sale marketable securities, net of tax | | | | | | 928 | | | 928 | $ 928 |
| Currency translation adjustment | | | | | | 5,157 | | | 5,157 | 5,157 |
| Net loss | | | | | (118,796) | | | | (118,796) | (118,796) |
| Comprehensive loss for the year ended December 31, 2008 | | | | | | | | | | $(112,711) |
| **Balance, December 31, 2008** | 275,133,894 | $275 | $1,269,790 | $ — | $(870,716) | $7,353 | 2,296,910 | $(267) | $ 406,435 | |

See notes to the consolidated financial statements.

## SONUS NETWORKS, INC.

## Consolidated Statements of Cash Flows

## (in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Cash flows from operating activities: | | | |
| Net income (loss) | $(118,796) | $ (23,637) | $ 102,854 |
| Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities: | | | |
| Depreciation and amortization of property and equipment | 11,661 | 13,259 | 9,508 |
| Amortization of intangible assets | 1,155 | 428 | — |
| Impairment of intangible assets and goodwill | 6,357 | — | — |
| Impairment of marketable equity securities | 92 | — | — |
| Stock-based compensation | 22,830 | 41,948 | 11,961 |
| Loss on disposal of property and equipment | 325 | 135 | 706 |
| Deferred income taxes | 78,094 | (4,798) | (73,100) |
| Decrease in fair value of modified stock options held by former employees | — | (1,068) | 39 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | 10,010 | (13,966) | 1,288 |
| Inventory | 19,333 | (2,829) | (3,943) |
| Insurance receivable—litigation settlement | 15,328 | (15,328) | — |
| Other operating assets | 9,814 | (3,819) | (5,822) |
| Accounts payable | (9,167) | (1,427) | (6,090) |
| Accrued expenses and deferred rent | (13,769) | (1,131) | 16,683 |
| Accrued litigation settlements | (30,400) | 40,000 | — |
| Deferred revenue | (19,602) | 4,481 | (28,266) |
| Net cash provided by (used in) operating activities | (16,735) | 32,248 | 25,818 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (9,709) | (11,669) | (10,639) |
| Business acquisitions, net of cash acquired | (4,909) | (8,846) | — |
| Purchases of available-for-sale marketable securities | (246,251) | (85,620) | (55,640) |
| Sale/maturities of available-for-sale marketable securities | 250,052 | 90,333 | 125,365 |
| Purchases of held-to-maturity marketable securities | (123,851) | (318,286) | (415,118) |
| Maturities of held-to-maturity marketable securities | 128,215 | 356,590 | 187,281 |
| Decrease (increase) in litigation settlement escrow | 25,000 | (25,000) | — |
| Decrease in restricted cash | — | 341 | 250 |
| Net cash provided by (used in) investing activities | 18,547 | (2,157) | (168,501) |
| Cash flows from financing activities: | | | |
| Sale of common stock in connection with employee stock purchase plan | 3,755 | 5,613 | 4,764 |
| Proceeds from exercise of stock options | 437 | 39,548 | 36,589 |
| Repayment of convertible subordinated note | — | — | (10,000) |
| Repayment of notes payable to former Zynetix Limited shareholders | — | (335) | — |
| Payment of tax withholding obligations related to net share settlements of restricted stock awards | (1,510) | (399) | — |
| Principal payments of capital lease obligations | (175) | (527) | (44) |
| Net cash provided by financing activities | 2,507 | 43,900 | 31,309 |
| Effect of exchange rate changes on cash and cash equivalents | (1,045) | 736 | (99) |
| Net increase (decrease) in cash and cash equivalents | 3,274 | 74,727 | (111,473) |
| Cash and cash equivalents, beginning of year | 118,933 | 44,206 | 155,679 |
| Cash and cash equivalents, end of year | $ 122,207 | $ 118,933 | $ 44,206 |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ 291 | $ 167 | $ 215 |
| Income taxes paid | $ 1,650 | $ 2,928 | $ 2,410 |
| Income tax refunds received | $ 192 | $ 6 | $ 12 |
| Supplemental disclosure of non-cash investing activities: | | | |
| Capital expenditures incurred, but not yet paid | $ 562 | $ 561 | $ 1,679 |
| Property and equipment acquired under capital lease | $ 1,083 | $ 261 | $ 455 |
| Property and equipment acquired as part of a facility lease | $ — | $ — | $ 141 |

See notes to the consolidated financial statements.

## (1) NATURE OF THE BUSINESS

Sonus Networks, Inc. ("Sonus" or the "Company") was incorporated in 1997 and is a leading provider of voice infrastructure solutions for wireline and wireless service providers. Sonus offers a new generation of carrier-class infrastructure equipment and software that enables voice services to be delivered over Internet Protocol packet-based networks. The Company's target customers include both traditional and emerging communications service providers, including long distance carriers, local exchange carriers, Internet service providers, wireless operators, cable operators, international telephone companies and carriers that provide services to other carriers.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Sonus and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

### Use of Estimates and Judgments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and judgments relied upon in preparing these financial statements include revenue recognition for multiple element arrangements, allowances for doubtful accounts, estimated fair value of investments, inventory reserves, expected future cash flows used to evaluate the recoverability of long-lived assets, contingencies associated with revenue contracts, assumptions used to determine the fair value of stock-based compensation, assumptions used to determine the fair value of purchased intangible assets, contingent liabilities and recoverability of Sonus' net deferred tax assets and related valuation allowance. Sonus regularly assesses these estimates and records changes in estimates in the period in which they become known. Sonus bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

### Revenue Recognition

Sonus' products are primarily marketed based on the software elements contained therein. In addition, hardware sold generally cannot be used apart from the software. Therefore, Sonus considers its principal products to be software-related. Sonus recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable, and collectibility of the related receivable is probable under customary payment terms. When Sonus has future obligations, including a requirement to deliver additional elements which are essential to the functionality of the delivered elements or for which vendor-specific objective evidence of fair value ("VSOE") does not exist or when customer acceptance is required, Sonus defers revenue recognition and related costs until those obligations are satisfied. The ordering patterns and sales lead times associated with customer orders may vary significantly from period to period.

Many of the Company's sales involve complex multiple-element arrangements. When a sale includes multiple elements, such as products, maintenance and/or professional services, Sonus recognizes revenue using the residual method. Revenue associated with elements for which VSOE has been established is recorded based on the VSOE value; revenue for any undelivered elements that are

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

considered not essential to the functionality of the product and for which VSOE has been established is deferred based on the VSOE value, and any remaining arrangement fee is then allocated to, and recognized as, product revenue. VSOE is determined based upon the price charged when the same element is sold separately or established by management having the relevant pricing authority. If Sonus cannot establish VSOE for each undelivered element, including specified upgrades, it defers revenue on the entire arrangement until VSOE for all undelivered elements is known or all elements are delivered and all other revenue recognition criteria are met.

Revenue from maintenance and support services is recognized ratably over the service period. Earned maintenance revenue is deferred until the associated product is accepted by the customer and all other revenue recognition criteria have been met. Maintenance and support services include telephone support, return and repair support and unspecified rights to product upgrades and enhancements.

Revenue from installation services is generally recognized when the service is complete and all other revenue recognition criteria have been met. Revenue from other professional services for which VSOE has been established is typically recognized as the services are delivered if all other revenue recognition criteria have been met.

Revenue from consulting, custom development and other professional services-only engagements is recognized as services are rendered provided all other revenue recognition criteria have been met.

Sonus records deferred revenue for products delivered or services performed for which collection of the amount billed is either probable or has been collected but other revenue recognition criteria have not been met. Deferred revenue includes customer deposits and amounts associated with maintenance contracts. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported with noncurrent liabilities in the consolidated balance sheets.

Sonus defers recognition of incremental direct costs, such as cost of goods, royalties, commissions and third-party installation costs, until recognition of the related revenue. Such costs are classified as current assets if the deferred revenue is initially classified as current and noncurrent assets if the related deferred revenue is initially classified as noncurrent.

Sonus sells the majority of its products directly to its service provider customers. For products sold to resellers and distributors, Sonus recognizes revenue on a sell-through basis utilizing information provided to Sonus from its resellers and distributors unless it has at least eight quarters of consistent history with a reseller which provides sufficient history regarding potential product returns or refunds, or any other form of concession.

During the fourth quarter of 2007, Sonus began reporting revenue from one of its distributors on a sell-in basis, where revenue is recognized upon the shipment of products to the distributors, assuming all other requirements for revenue recognition have been met. The Company had previously recognized revenue for sales to this distributor when products had been sold through by the distributor to its customers. This change reflects two years of commercial activity with this distributor during which the Company has not authorized or incurred any return of Sonus products or provided any other form of price protection or concession. As a result of this history, the Company has determined that the price for products sold to this distributor is fixed or determinable upon sale to the distributor and collection is probable. During the year ended December 31, 2007, the Company recognized revenue totaling

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

approximately $60,000 in connection with sales of products to this distributor through December 31, 2007 that had not yet sold through to its customers. This revenue would have been recognized in subsequent periods if the Company had not changed to a sell-in basis for this distributor. This additional revenue resulted in an immaterial amount of additional income before income taxes and net income and had no impact on diluted net loss per share for the year ended December 31, 2007.

During the first quarter of 2006, Sonus began reporting revenue from one of its distributors on a sell-in basis. The Company had previously recognized revenue for sales to this distributor when products had been sold through by the distributor to its customers. This change reflects two years of commercial activity during which Sonus has not authorized or incurred any return of its product or provided any other form of price protection or concession. As a result of this history, the price for products sold to this distributor is now fixed or determinable upon sale to the distributor and collection is probable. During the year ended December 31, 2006, the Company recognized revenue totaling $3.9 million in connection with sales of products to this distributor through December 31, 2006 that had not yet sold through to its customers. This revenue would have been recognized in subsequent periods if the Company had not changed to a sell-in basis for this distributor during the first quarter of fiscal 2006. This additional revenue resulted in $1.4 million of additional income before income taxes, $0.8 million of additional net income and $0.01 of additional net income per share for the year ended December 31, 2006.

Beginning in the fourth quarter of fiscal 2008, the Company does not have sufficient evidence of VSOE on maintenance services for one of its largest customers. Therefore, all revenue related to multiple element arrangements for this customer is recognized ratably over the arrangement's remaining maintenance period through the end of 2010. Revenue recognition on multiple element arrangements with this customer will begin when the only undelivered element of the arrangement (that does not have VSOE) is maintenance. At December 31, 2008, Other assets included $0.4 million of deferred product costs related to arrangements with this customer in which both the revenue and product costs are being recognized ratably.

The Company excludes any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction (i.e., sales, use, value added) from its revenue and costs.

**Fair Value of Financial Instruments**

The carrying amounts of Sonus' financial instruments, which include cash equivalents, marketable securities, investments, accounts receivable, accounts payable and long-term liabilities approximate their fair values.

On June 12, 2008, the Company transferred its held-to-maturity portfolio of debt securities, aggregating $373.1 million, to the available-for-sale category. Because the transfer did not qualify under the exemption provisions for the sale or transfer of held-to-maturity securities under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"), the reclassification decision by the Company is deemed to have "tainted" the held-to-maturity category and accordingly, it will not be permitted to prospectively classify any investment securities accounted for in accordance with SFAS 115 as held-to-maturity for an extended period. However, the Company does not intend to designate securities as held-to-maturity for the foreseeable future and believes that maintaining its securities in the available-for-sale category provides greater flexibility in the

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

management of its overall investment portfolio. As a result of the transfer, there were no investments classified as held-to-maturity securities at December 31, 2008.

The Company's available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss), which is a separate component of stockholders' equity.

Financial instruments with remaining maturities or that are payable within one year from the balance sheet date are classified as current. Financial instruments with remaining maturities or that are payable more than one year from the balance sheet date are classified as noncurrent.

In accordance with SFAS 115, the Company performs a quarterly impairment evaluation of its investment portfolio and assesses whether a decline in fair value below amortized cost for any individual security is other-than-temporary. For securities whose fair value is less than amortized cost, the Company considers the duration of the decline in value, the severity of the decline, the reason for the decline, whether the Company has the intent and ability to hold the security until maturity or at least until the fair value recovers to a level that exceeds the amortized cost, whether there has been a continued decline or sale of an under-water security subsequent to the balance sheet date, the likelihood of the issuer's default or bankruptcy, the collateral underlying the security, the industry in which the issuer operates and the nature of the investment.

**Cash and Cash Equivalents**

Cash equivalents are stated at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, in Accumulated other comprehensive income (loss), which is a separate component of stockholders' equity. Cash equivalents are liquid securities that have remaining maturities of three months or less at the date of purchase.

**Foreign Currency Translation**

For foreign subsidiaries where the functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the current exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during each period. Translation adjustments for these subsidiaries are reflected in Accumulated other comprehensive income (loss), a component of stockholders' equity.

For foreign subsidiaries where the functional currency is the U.S. dollar, monetary assets and liabilities are translated into U.S. dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Revenue and expense items are translated at average rates of exchange prevailing during each period. Remeasurement adjustments are included in the consolidated statements of operations.

The Company recorded losses on foreign currency translation of $7.2 million and $0.6 million for the years ended December 31, 2008 and 2007, respectively, and a gain of $1.0 million for the year ended December 31, 2006. Foreign currency gains and losses are included as a component of General and administrative expenses in the consolidated statements of operations.

**Unearned Accounts Receivable**

Accounts receivable, net, include unearned accounts receivable which represent products shipped to customers where Sonus has a contractual right to bill the customer and collectibility is probable under ordinary collection terms, but for which Sonus' revenue recognition criteria has not yet been satisfied.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Inventory

Inventory is stated at the lower of cost (first-in, first-out basis) or market and consists of final assembly materials and finished goods.

Deferred product costs represent deferred cost of revenue for product shipments to customers prior to satisfaction of Sonus' revenue recognition criteria. Such costs are classified as inventory if the deferred revenue is initially classified as current and in Other assets if the related deferred revenue is initially classified as noncurrent.

Sonus provides inventory reserves based on excess and obsolete inventory determined primarily by future demand forecasts and estimated returns of defective product, and records charges to cost of revenues. Sonus assesses such demand forecasts and return history on at least a quarterly basis. If the Company records a charge to reduce inventory to its estimated net realizable value, it does not increase the inventory's carrying value due to subsequent changes in demand forecasts or product repairs.

Sonus also records a full inventory reserve for evaluation equipment at the time of shipment to its customers as a charge to sales and marketing expense, as it is probable that the inventory value will not be realizable. If these evaluation shipments are later purchased by the Company's customers, Sonus reclassifies amounts previously charged to sales and marketing expense to cost of revenue in the period all revenue recognition criteria are met.

### Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from two to five years. Leasehold improvements are amortized over the lesser of the lease term or five years. When an asset is sold or retired, the cost and related accumulated depreciation or amortization is eliminated, and the resulting gain or loss, if any, is recognized in income (loss) from operations in the consolidated statement of operations.

### Intangible Assets and Goodwill

Intangible assets consist of certain identifiable intangible assets resulting from business acquisitions, and at December 31, 2008 were comprised of intellectual property and purchased order backlog. The Company amortizes these intangible assets over their respective estimated useful lives, which range from one to five years. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based upon the estimated undiscounted cash flows.

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The Company's goodwill balance relates to the April 2008 acquisition of Atreus Systems, Inc. (collectively with its subsidiaries, "Atreus") and the portion of goodwill from the April 2007 acquisition of Zynetix Limited ("Zynetix") allocable to Sonus after the sale of Zynetix (see Note 5). Goodwill is not amortized, but instead is tested for impairment at least annually, or if indicators of potential impairment exist.

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Intangible assets with estimated lives and other long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of intangible assets with estimated lives and other long-lived assets is measured by a comparison of the carrying amount of an asset or asset group to future net undiscounted pretax cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the Company will recognize an impairment loss for the amount by which the carrying value of the asset or asset group exceeds the related estimated fair value. Estimated fair value is based on either discounted future pretax operating cash flows or appraised values, depending on the nature of the asset.

Factors that could indicate that an impairment may exist include significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry or economic trends, a significant change in circumstances relative to a large customer and a significant decline in the Company's stock price for a sustained period.

**Stock-Based Compensation**

On January 1, 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* ("SFAS 123R"), using the modified prospective transition method. Upon adoption on January 1, 2006, the Company eliminated the outstanding Deferred compensation balance against Additional paid-in capital. The Company recognizes the fair value of stock-based compensation in its consolidated financial statements over the requisite service period, generally on a straight-line basis for time-vested awards.

Under SFAS 123R, the Company's stock-based compensation is affected by Sonus' stock price as well as valuation assumptions, including the volatility of Sonus' stock price, expected term of the option, risk-free interest rate and expected dividends. The Company utilizes the Black-Scholes valuation model for estimating the fair value on the date of grant of stock options. The Company estimates future volatility using a combination of historical and implied volatility and believes that a combination of historical and implied volatility results in a more accurate estimate of the grant-date fair value of stock options because it more appropriately reflects the market's expectations of future volatility.

On November 10, 2005, the FASB issued FASB Staff Position ("FSP") No. FAS123(R)-3, *Transition Elected Related to Accounting for the Tax Effects of Share-Based Payment Awards* ("FSP 123R-3"). FSP 123R-3 provides that companies may elect to use a specified "short-cut" method to calculate the historical pool of windfall tax benefits under SFAS 123R. In 2006, the Company elected to use this "short-cut" method.

**Software Development Costs**

The costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. The Company has determined that technological feasibility is established at the time a working model of the software is completed. Because Sonus believes its process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Research and Development Costs

Research and development costs are expensed as incurred.

### Concentrations of Credit and Off-Balance Sheet Risk and Single Source Suppliers

The financial instruments that potentially subject Sonus to concentrations of credit risk are cash, cash equivalents, marketable debt securities and accounts receivable. The Company's cash and cash equivalents were diversified among two financial institutions at December 31, 2008 and three financial institutions at December 31, 2007.

Certain components and software licenses from third parties used in Sonus' products are procured from single sources of supply. The failure of a supplier, including a subcontractor, to deliver on schedule could delay or interrupt Sonus' delivery of products and thereby materially adversely affect Sonus' revenues and operating results.

In 2006, Sonus consolidated its manufacturing to a single contract manufacturer. Failure to manage these consolidation activities could result in the disruption in the supply of its products and in delays in the fulfillment of the Company's customer orders.

### Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $0.4 million, $0.2 million and $0.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

### Other Comprehensive Income (Loss)

The Company reports comprehensive income (loss) in accordance with SFAS No. 130, *Reporting Comprehensive Income*. Comprehensive income (loss) is comprised of net income (loss), plus all changes in equity from transactions and other events and circumstances from non-owner sources. The Company's comprehensive income (loss) includes unrealized gains and losses on available-for-sale cash equivalents, marketable securities and foreign currency translation adjustments for all periods presented.

### Operating Segments

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions regarding resource allocation and assessing performance. To date, the chief operating decision maker has made such decisions and assessed performance at the company level, as one segment. The Company's chief operating decision maker is its President and Chief Executive Officer.

### Loss Contingencies and Reserves

***Loss Contingencies.*** Sonus is subject to ongoing business risks arising in the ordinary course of business that affect the estimation process of the carrying value of assets, the recording of liabilities and the possibility of various loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

reasonably estimated. Sonus regularly evaluates current information available to determine whether such amounts should be adjusted and records changes in estimates in the period they become known.

***Allowance for Doubtful Accounts.*** Sonus establishes billing terms at the time it negotiates purchase agreements with its customers. Sonus monitors its outstanding receivables for timely payments and potential collection issues. An allowance for doubtful accounts is estimated based on Sonus' assessment of the collectibility of specific customer accounts.

***Royalty Accrual.*** Sonus accrues for royalties for technology it licenses from vendors based on established royalty rates and usage. In certain cases, Sonus has been contacted by third parties who claim that Sonus' products infringe on certain intellectual property of the third party. Sonus evaluates these claims and accrues for royalties when the amounts are probable and reasonably estimable.

***Reserve for Litigation and Legal Fees.*** Sonus is subject to various legal claims, including securities litigation. Sonus reserves for legal contingencies and legal fees when the amounts are probable and reasonably estimable. Sonus' director and officer liability insurance policies provide only limited liability protection relating to the securities class action and derivative lawsuits against Sonus and certain of its officers and directors. The ultimate outcome of these items is uncertain and the potential loss, if any, may be significantly different than the amounts Sonus has previously accrued.

**Accounting for Income Taxes**

Sonus provides for deferred income taxes resulting from temporary differences between financial and taxable income and tax attributes that impact future periods. Such differences arise primarily from stock-based compensation, depreciation, accruals and reserves, deferred revenue, tax credits, net operating loss carryforwards and allowances for accounts receivable. Sonus records valuation allowances to reduce deferred income tax assets to the amount that is more likely than not to be realized. Sonus has not provided for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries, as the Company plans to permanently reinvest these amounts. Cumulative undistributed foreign earnings were $10.1 million and $7.2 million at December 31, 2008 and 2007, respectively.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). FIN 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recorded an increase to the accumulated deficit of $50,000 to reflect the cumulative effect of the adoption of FIN 48 on January 1, 2007. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes.

**Recent Accounting Pronouncements**

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 amends and

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

expands the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 also amends SFAS No. 107, *Disclosures About Fair Value of Financial Instruments* ("SFAS 107"), to clarify that derivative instruments are subject to SFAS 107's concentration-of-credit risk disclosures. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early adoption is permitted, and entities are encouraged, but not required, to provide comparative disclosures for earlier periods. The adoption of SFAS 161 will not affect the Company's consolidated financial statements or financial condition, but may require additional disclosures if the Company enters into derivative and hedging activities.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 141R will have on its consolidated financial statements. The adoption of SFAS 141R will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under SFAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. SFAS 159 establishes presentation and disclosure requirements, but does not eliminate disclosure requirements of other accounting standards. Assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 was effective January 1, 2008 for Sonus. The Company has elected not to apply the fair value option under SFAS 159 to any instrument as of January 1, 2008 and through December 31, 2008.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a single definition of fair value, along with a framework for measuring it, and requires additional disclosure about using fair value to measure assets and liabilities. SFAS 157 emphasizes that fair value measurement is market-based, not entity-specific, and establishes a fair value hierarchy in which the highest priority is quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed according to their level within this hierarchy. While SFAS 157 does not add any new fair value measurements, it does change current practice in certain ways, including requiring entities to include their own credit standing when measuring their liabilities. SFAS 157 was effective for Sonus on January 1, 2008. In February 2008, the FASB issued FSP FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The nonfinancial assets and nonfinancial liabilities to which SFAS 157 was not applied for the year ended December 31, 2008 are included under the captions Property and equipment, net; Purchased intangible assets, net; and Goodwill in the Company's consolidated balance

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

sheets. The Company has not determined the effect that the application of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities will have on its consolidated financial statements. The partial adoption of SFAS 157 for financial assets and financial liabilities did not impact the Company's consolidated results of operations or financial condition. See Note 6.

## (3) EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. For periods in which the Company reports net income, diluted net income per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is antidilutive. Potential dilutive common shares consist of common stock issuable upon the exercise of stock options and unvested restricted stock under the Company's 1997 Stock Incentive Plan (the "1997 Plan") and 2007 Stock Incentive Plan (the "2007 Plan") as well as purchases of shares of common stock under the Company's 2000 Employee Stock Purchase Plan (the "ESPP") using the treasury stock method. Potential dilutive common shares for a portion of each of the years ended December 31, 2008 and 2007 also include contingently issuable shares of common stock related to the Zynetix acquisition. These shares were issued on November 4, 2008.

The calculation of shares used to compute basic and diluted earnings (loss) per share is as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Weighted average shares outstanding—basic | 271,477 | 262,924 | 253,771 |
| Potential dilutive common shares | — | — | 4,567 |
| Weighted average shares outstanding—diluted | 271,477 | 262,924 | 258,338 |

The calculation above for the years ended December 31, 2008, 2007 and 2006 excludes options to purchase shares of common stock aggregating approximately 39.0 million shares, 20.8 million shares and 16.0 million shares, respectively, as their effects would be antidilutive.

## (4) BUSINESS ACQUISITIONS

### Atreus

On April 18, 2008, the Company completed the acquisition of Atreus, a privately-held company with its principal office located in Ottawa, Canada. Atreus is a supplier of service provisioning software for Voice over IP ("VoIP") and IP Multimedia Subsystem ("IMS")-based services. In consideration, the Company paid the selling stockholders $4.7 million and incurred $0.2 million of transaction costs. The Company believes that the addition of Atreus solutions to the Sonus product portfolio will allow Sonus to provide comprehensive integration services for operators' growing IP-service portfolios. The operating results of Atreus are included in the Company's consolidated financial statements for the period subsequent to its acquisition.

**(4) BUSINESS ACQUISITIONS (Continued)**

A summary of the transaction is as follows (in thousands):

| | |
|---|---|
| Consideration: | |
| Cash paid, net of cash acquired of $108 | $ 4,692 |
| Transaction costs | 217 |
| Total consideration | $ 4,909 |
| Preliminary allocation of the purchase consideration: | |
| Current assets | $ 3,422 |
| Other assets | 390 |
| Identifiable intangible assets: | |
| Developed technology | 2,500 |
| Customer relationships | 1,000 |
| Order backlog | 300 |
| Goodwill | 276 |
| Current liabilities | (2,979) |
| | $ 4,909 |

Current assets acquired primarily consist of accounts receivable. Other assets acquired primarily consist of noncurrent unbilled accounts receivable. Current liabilities assumed primarily consist of accrued expenses, accounts payable and deferred revenue. Current liabilities also include $0.7 million for employee severance costs, of which approximately $48,000 remained unpaid at December 31, 2008. The Company expects the remaining amounts to be paid by the second quarter of fiscal 2009.

The amounts assigned to identifiable intangible assets acquired were based on their respective fair values determined as of the acquisition date using the income approach. The Company is amortizing these identifiable intangible assets using the straight-line method over their respective useful lives, which range from one to four years (see Note 10). The excess of the purchase price over net assets acquired was recorded as goodwill. The goodwill is not deductible for income tax purposes. Pro forma results of operations are not presented as the amounts are not material to the Company's historical results.

In connection with the preparation of its financial statements for the fourth quarter of fiscal 2008, the Company performed a review of the intangible assets that were acquired with this acquisition and recorded impairment charges aggregating $2.7 million (see Note 10). This expense is reported as Impairment of intangible assets in the Company's consolidated statement of operations for the year ended December 31, 2008.

**Zynetix**

On April 13, 2007, the Company completed the acquisition of Zynetix, a privately-held designer of innovative Global System for Mobile Communications infrastructure solutions located in the United Kingdom. The Company recorded intangible assets aggregating $3.0 million, including $1.3 million of intellectual property and goodwill of $8.3 million related to the transaction. Of these amounts, the Company determined that 75% and 25% of the intellectual property was allocated to the Sonus and Zynetix reporting units, respectively, and 75% and 25% of the goodwill was allocated to the Sonus and Zynetix reporting units, respectively.

**(4) BUSINESS ACQUISITIONS (Continued)**

In connection with the acquisition of all of the issued share capital of Zynetix, the share purchase agreement, as amended, included two additional potential payments (the "earnouts") to the selling shareholders: (1) £1,500,000, payable on December 31, 2008 (the "2008 earnout"); and (2) 175,000 shares of Sonus common stock, deliverable on April 30, 2009 (the "2009 earnout"), both contingent upon the business achieving certain predetermined financial and business metrics related to revenue, operating expenses and customer trials. The shares of common stock were placed into escrow and would be released if the earnout metrics were achieved.

On November 26, 2008, the Company sold Zynetix (see Note 5). On November 3, 2009, in anticipation of the sale, the Company settled the 2008 earnout by paying £650,000 (U.S. $1.1 million) in cash and releasing the remaining £100,000 held in escrow (included in the original purchase accounting when the Company acquired Zynetix in 2007) to the selling shareholders and settled the 2009 earnout by releasing the 175,000 shares of Sonus common stock (fair value of $0.3 million on the date of issuance) previously placed into escrow to the selling shareholders (collectively, the "earnout settlement"). The Company recorded expense of $1.4 million related to the earnout settlement, which is included as a component of General and administrative expenses in the consolidated statements of operations for the year ended December 31, 2008.

In connection with the preparation of its financial statements for the second quarter of fiscal 2008, the Company performed a review of the intangible assets and goodwill that were acquired with this acquisition and recorded impairment charges aggregating $3.6 million (see Note 10). This expense is included as a component of Loss from discontinued operations in the Company's consolidated statement of operations for the year ended December 31, 2008.

**(5) DISCONTINUED OPERATIONS**

In the third quarter of 2008, the Company committed to a plan to sell its Zynetix subsidiary, as the Zynetix business was no longer considered part of the Company's core business. The Company completed the sale on November 26, 2008.

The results of operations of Zynetix have been classified within discontinued operations and include the following (in thousands):

| | Year ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Revenue | $ 1,161 | $ 895 |
| Loss before income taxes | $(5,460) | $(1,552) |
| Income tax benefit | 969 | 466 |
| Loss from discontinued operations, net of tax | $(4,491) | $(1,086) |

The 2008 amounts reflect the results of operations of Zynetix for fiscal 2008 through November 26, 2008, the date of the sale of the subsidiary. The 2007 amounts reflect the results of operations for Zynetix for fiscal 2007 from April 13, 2007, the date of its acquisition by the Company. These amounts are reported as components of Loss from discontinued operations, net of tax, in the Company's consolidated statements of operations. The loss before income taxes for the year ended December 31, 2008 includes $3.6 million related to the impairment of intangible assets and goodwill (see Note 10).

## (5) DISCONTINUED OPERATIONS (Continued)

In consideration for all of the equity of Zynetix, the Company received a cash payment of £1.0 (U.S. $2 at November 26, 2008) and all cash on the books of Zynetix at the time of closing. The Company recorded a loss of $0.7 million, with no tax benefit, on the sale of Zynetix. There is no tax benefit on the loss from the disposal, as there is a full valuation allowance provided against this loss. This amount is reported under the caption Loss on disposal of discontinued operations, net of tax.

## (6) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS

Cash equivalents and marketable securities are invested in debt and equity instruments, primarily U.S. government-backed, municipal and corporate obligations, which management believes to be high quality credit instruments.

On June 12, 2008, the Company transferred its held-to-maturity portfolio of debt securities, aggregating $373.1 million, to the available-for-sale category. The Company recorded, at the time of the transfer, approximately $33,000 of net unrealized losses on available-for-sale securities in Accumulated other comprehensive income, net of tax. Because the transfer did not qualify under the exemption provisions for the sale or transfer of held-to-maturity securities under SFAS 115, the reclassification decision by the Company is deemed to have "tainted" the held-to-maturity category and, accordingly, it will not be permitted to prospectively classify any investment securities accounted for in accordance with SFAS 115 as held-to-maturity for an extended period. However, the Company does not intend to designate securities as held-to-maturity for the foreseeable future and believes that maintaining its securities in the available-for-sale category provides greater flexibility in the management of its overall investment portfolio. As a result of the transfer, there were no investments classified as held-to-maturity securities at December 31, 2008.

Subsequent to the transfer of its held-to-maturity portfolio to the available-for-sale category, the Company sold $90.6 million of available-for-sale securities. The Company realized approximately $82,000 of gross gains and $10,000 of gross losses in the period from June 12, 2008 through December 31, 2008 as a result of these sales on a specific identification basis. These amounts are included in the Company's consolidated statements of operations for the year ended December 31, 2008.

At December 31, 2008, the Company had no marketable securities or investments with continuous unrealized losses for one year or greater. At December 31, 2008, the amortized cost, gross unrealized

## (6) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

gains and losses and fair value of the Company's marketable debt and equity securities and investments were comprised of the following (in thousands):

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
| Cash equivalents | $104,953 | $ 2 | $ — | $104,955 |
| *Marketable securities* | | | | |
| Equity securities | $ 45 | $ — | $ — | $ 45 |
| Debt securities available-for-sale: | | | | |
| Municipal obligations | 1,455 | — | (9) | 1,446 |
| U.S. government agency notes | 85,202 | 649 | — | 85,851 |
| Corporate debt securities | 24,293 | 163 | (40) | 24,416 |
| Commercial paper | 68,834 | 194 | — | 69,028 |
| | $179,829 | $1,006 | $ (49) | $180,786 |
| *Investments* | | | | |
| Debt securities available-for-sale: | | | | |
| U.S. government agency notes | $ 54,775 | $ 585 | $ — | $ 55,360 |
| Corporate debt securities | 29,647 | 125 | (167) | 29,605 |
| | $ 84,422 | $ 710 | $(167) | $ 84,965 |

The Company's debt securities available-for-sale that are classified as Investments in the consolidated balance sheet mature after one year but within two years or less from the balance sheet date.

## (6) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

At December 31, 2007, marketable debt and equity securities and investments consisted of the following (in thousands):

| | December 31, 2007 | | | |
|---|---|---|---|---|
| | Amortized cost | Unrealized gains | Unrealized losses | Fair value |
| Cash equivalents | $ 88,071 | $ — | $ (3) | $ 88,068 |
| *Marketable securities* | | | | |
| Debt securities available-for-sale: | | | | |
| State and municipal obligations | $ 23,300 | $ — | $ — | $ 23,300 |
| Debt securities held-to-maturity: | | | | |
| U.S. government agency notes | 81,950 | 211 | (4) | 82,157 |
| Corporate debt securities | 36,501 | 13 | (35) | 36,479 |
| Commercial paper | 65,200 | 146 | (4) | 65,342 |
| | $206,951 | $370 | $(43) | $207,278 |
| *Investments* | | | | |
| Debt securities held-to-maturity: | | | | |
| U.S. government agency notes | $ 47,614 | $255 | $ (4) | $ 47,865 |
| Corporate debt securities | 18,954 | 82 | (8) | 19,028 |
| | $ 66,568 | $337 | $(12) | $ 66,893 |

| | Cost | Unrealized gains | Unrealized losses | Fair value |
|---|---|---|---|---|
| Equity securities available-for-sale | $137 | $— | $— | $137 |

A reconciliation of the Company's debt and equity securities to the amounts reported in the consolidated balance sheets under the caption Marketable securities at December 31, 2007 is as follows (in thousands):

| | December 31, 2007 |
|---|---|
| Debt securities available-for-sale carried at fair value | $ 23,300 |
| Debt securities held-to maturity carried at amortized cost | 183,651 |
| Equity securities carried at fair value | 137 |
| | $207,088 |

The Company adopted SFAS 157 as of January 1, 2008 for financial assets and financial liabilities. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). SFAS 157 outlines a valuation framework and creates a fair value hierarchy using the following three levels:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access at the measurement date.

## (6) CASH EQUIVALENTS, MARKETABLE SECURITIES AND INVESTMENTS (Continued)

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs that reflect the company's assumptions about the assumptions that market participants would use in pricing the asset or liability. The company develops these inputs based on the best information available, including its own data.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets that are measured at fair value at December 31, 2008, which is comprised of the Company's available-for-sale debt and equity securities, and are reported under the captions Cash and cash equivalents, Marketable securities and Investments in the consolidated balance sheet (in thousands):

| | | Fair value measurements at December 31, 2008 using: | | |
|---|---|---|---|---|
| | Total carrying value at December 31, 2008 | Quoted prices in active markets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) |
| Cash equivalents | $104,955 | $90,965 | $ 13,990 | $— |
| Marketable securities | | | | |
| Equity securities | $ 45 | $ 45 | $ — | $— |
| Municipal obligations | 1,446 | — | 1,446 | — |
| U.S. government agency notes | 85,851 | — | 85,851 | — |
| Corporate debt securities | 24,416 | 24,416 | — | — |
| Commercial paper | 69,028 | — | 69,028 | — |
| | $180,786 | $24,461 | $156,325 | $— |
| Investments | | | | |
| U.S. government agency notes | $ 55,360 | $ — | $ 55,360 | $— |
| Corporate debt securities | 29,605 | 29,605 | — | — |
| | $ 84,965 | $29,605 | $ 55,360 | $— |

## (7) ACCOUNTS RECEIVABLE

Accounts receivable consist of the following (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Earned accounts receivable | $32,957 | $54,896 |
| Unearned accounts receivable | 43,859 | 30,529 |
| Accounts receivable, gross | 76,816 | 85,425 |
| Allowance for doubtful accounts | (1,028) | (474) |
| Accounts receivable, net | $75,788 | $84,951 |

## (8) INVENTORY

Inventory consists of the following (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| On-hand final assemblies and finished goods inventory | $ 13,100 | $ 19,102 |
| Deferred product costs | 18,617 | 30,018 |
| Evaluation inventory | 5,683 | 6,285 |
| Inventory, gross | 37,400 | 55,405 |
| Evaluation reserve | (5,683) | (6,285) |
| Excess and obsolescence reserve | (2,877) | (3,560) |
| Inventory, net | 28,840 | 45,560 |
| Less current portion | (22,553) | (45,560) |
| Long-term portion (included in Other assets) | $ 6,287 | $ — |

## (9) PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

| | Useful Life | December 31, 2008 | December 31, 2007 |
|---|---|---|---|
| Equipment and software | 2–3 years | $ 69,427 | $ 67,298 |
| Furniture and fixtures | 3–5 years | 1,104 | 1,059 |
| Leasehold improvements | Shorter of the life of the lease or estimated useful life (1-5 years) | 7,274 | 6,041 |
| | | 77,805 | 74,398 |
| Less accumulated depreciation and amortization | | (59,953) | (55,939) |
| Property and equipment, net | | $ 17,852 | $ 18,459 |

**(9) PROPERTY AND EQUIPMENT (Continued)**

The Company recorded $11.6 million, $13.3 million and $9.5 million of depreciation and amortization expense for the years ended December 31, 2008, 2007 and 2006, respectively, related to property and equipment.

Property and equipment under capital leases included in the amounts above are as follows (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Cost | $1,383 | $1,381 |
| Less accumulated depreciation | (996) | (819) |
| Property and equipment under capital leases, net | $ 387 | $ 562 |

In 2008, Sonus removed certain depreciable assets that were no longer in service. The gross amount of such assets totaled $7.3 million and the Company recorded a loss on the disposal of these assets of $0.2 million. In 2006, Sonus removed certain depreciable assets that were no longer in service. The gross amount of such assets totaled $22.2 million and the Company recorded a loss on the disposal of these assets of $0.7 million.

The net book value of the Company's property and equipment by geographic area is as follows (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| United States | $14,976 | $16,197 |
| Asia/Pacific | 1,216 | 1,427 |
| Europe | 1,545 | 835 |
| Canada | 114 | — |
| Other | 1 | — |
| | $17,852 | $18,459 |

**(10) INTANGIBLE ASSETS AND GOODWILL**

Intangible assets consist of certain identifiable intangible assets resulting from the April 18, 2008 acquisition of Atreus and intellectual property retained by the Company in connection with the sale of Zynetix. The Company's intangible assets at December 31, 2008 and 2007 consist of the following (in thousands):

| December 31, 2008 | Useful life | Cost | Accumulated amortization | Net carrying value |
|---|---|---|---|---|
| Intellectual property | 5 years | $ 999 | $504 | $ 495 |
| Order backlog | 1 year | 247 | 174 | 73 |
| | | $1,246 | $678 | $ 568 |

**(10) INTANGIBLE ASSETS AND GOODWILL (Continued)**

| December 31, 2007 | Useful life | Cost | Accumulated amortization | Net carrying value |
|---|---|---|---|---|
| Customer relationships | 7 years | $1,415 | $152 | $1,263 |
| Intellectual property | 5 years | 1,314 | 197 | 1,117 |
| Trade name | 3 years | 303 | 76 | 227 |
| | | $3,032 | $425 | $2,607 |

The Company amortizes its intangible assets over the estimated useful lives of the respective assets, which have a weighted average useful life of 3.8 years. Amortization expense related to intangible assets was $1.2 million and $0.4 million in the years ended December 31, 2008 and 2007, respectively. These amounts include $0.1 million of amortization expense for both years ended December 31, 2008 and 2007, that is included as a component of Loss from discontinued operations, net of tax, in the consolidated statements of operations.

Estimated future amortization expense for intangible assets recorded by the Company at December 31, 2008 is as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2009 | $226 |
| 2010 | 152 |
| 2011 | 152 |
| 2012 | 38 |
| | $568 |

Goodwill is recorded when the consideration for an acquisition exceeds the fair value of net tangible and identifiable intangible assets acquired. The change in the carrying amount of goodwill during the year ended December 31, 2008 is as follows (in thousands):

| | |
|---|---|
| Balance at January 1, 2008 | $ 8,397 |
| Acquisition of Atreus | 276 |
| Impairment of goodwill allocable to discontinued operations | (2,068) |
| Foreign currency translation adjustment | (1,580) |
| Balance at December 31, 2008 | $ 5,025 |

In connection with the preparation of the Company's financial statements for the fourth quarter of fiscal 2008, the Company conducted its quarterly review for impairment indicators, during which it determined that there were several impairment indicators related to the intangible assets, including significant underperformance relative to plan or long-term projections, strategic changes in business strategy, significant negative industry and economic trends, a significant change in circumstances relative to a large customer and a significant decline in the Company's stock price for a sustained period. In response, the Company performed an assessment of the carrying value of the intangible assets. This analysis concluded that the customer relationship and intellectual property intangible assets acquired in the Atreus acquisition were impaired, and accordingly, the Company recognized an impairment loss for the amount by which the carrying value of the intangible assets exceeded the related estimated original fair value. As a result, the Company recorded a charge of $2.7 million for the write-down of intangible assets in the fourth quarter of fiscal 2008. This amount is reported under the

## (10) INTANGIBLE ASSETS AND GOODWILL (Continued)

caption Impairment of intangible assets in the Company's consolidated statement of operations for the year ended December 31, 2008. The Company performed its annual test for impairment of goodwill in accordance with SFAS 142 at November 30, 2008 and concluded that there was no impairment. The Company's stock price, which is highly volatile and has experienced declines since December 31, 2008, is a partial indicator of the fair value of the Company. If the stock price does not improve prior to the end of the first quarter of fiscal 2009 or if other factors indicate that it is more likely than not that an impairment may exist, the Company could determine that an interim impairment test is required as of March 31, 2009, which could result in a non-cash goodwill impairment charge.

In connection with the preparation of the Company's financial statements for the second quarter of fiscal 2008 and update of its sales forecast for the second half of the fiscal year, the Company conducted its quarterly review for impairment indicators, during which it determined that there were no impairment indicators related to the intangible assets and goodwill allocated to the Sonus reporting unit. However, this review identified several indicators related to the intangible assets and goodwill allocated to the Zynetix reporting unit, including significant underperformance relative to plan or long-term projections. In response, the Company performed an assessment of the carrying value of its intangible assets and goodwill. Because these comparisons indicated that the intangible assets and goodwill were impaired, the Company recognized an impairment loss for the amount by which the carrying value of the intangible assets and goodwill allocated to the Zynetix reporting unit exceeded the related estimated or implied fair value. As a result, the Company recorded a charge to operations of $3.6 million for the write-down of intangible assets and goodwill. Of this charge, $1.5 million relates to intangible assets and $2.1 million relates to goodwill. As a result, the net book values of the intangible assets and goodwill attributable to the Zynetix reporting unit were reduced to zero at June 30, 2008. The impairment charge for the write-down of these assets is included as a component of Loss from discontinued operations, net of tax, in the Company's consolidated statements of operations for the year ended December 31, 2008.

## (11) VALUATION AND QUALIFYING ACCOUNTS

### Allowance for Doubtful Accounts

The activity in Sonus' allowance for doubtful accounts is as follows (in thousands):

| Year ended December 31, | Balance at beginning of year | Charges to expense | Write-offs | Balance at end of year |
|---|---|---|---|---|
| 2008 | $474 | $813 | $(259) | $1,028 |
| 2007 | $592 | $158 | $(276) | $ 474 |
| 2006 | $426 | $204 | $ (38) | $ 592 |

## (11) VALUATION AND QUALIFYING ACCOUNTS (Continued)

### Inventory Reserves

The activity in Sonus' inventory reserves is as follows (in thousands):

| Year ended December 31, | Balance at beginning of year | Charges to expense | Dispositions and sales | Balance at end of year |
|---|---|---|---|---|
| 2008 | $9,845 | $5,594 | $(6,879) | $8,560 |
| 2007 | $5,969 | $5,839 | $(1,963) | $9,845 |
| 2006 | $7,351 | $ 997 | $(2,379) | $5,969 |

## (12) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Employee compensation and related costs | $13,190 | $20,892 |
| Employee stock purchase plan | 1,229 | 2,367 |
| Professional fees | 2,422 | 4,199 |
| Royalties | 1,809 | 2,373 |
| Income taxes payable | 1,563 | 1,442 |
| Sales taxes payable | 2,715 | 1,203 |
| Other taxes | 902 | 3,471 |
| Restructuring | 567 | — |
| Other | 3,834 | 4,033 |
| | $28,231 | $39,980 |

## (13) RESTRUCTURING ACCRUAL

### 2008 Restructuring Accrual

In the fourth quarter of fiscal 2008, the Company recorded $0.7 million of restructuring expense related to a headcount reduction initiative implemented as part of the Company's efforts to right-size the business to align with market opportunities while managing costs to position Sonus for profitable growth. Approximately 50 employees, or 5% of the then-current workforce, were affected by the reduction. The Company expects the payments related to this initiative to be completed in the first quarter of fiscal 2009.

The table below summarizes the activity related to this initiative during the year ended December 31, 2008 (in thousands):

| | Fiscal 2008 Activity | | |
|---|---|---|---|
| | Charged to expense | Cash payments | Balance December 31, 2008 |
| Severance and fringe benefits | $702 | $(135) | $567 |

## (13) RESTRUCTURING ACCRUAL (Continued)

This amount is included as a component of Accrued expenses in the Company's consolidated balance sheet at December 31, 2008.

On January 9, 2009, the Company committed to a restructuring initiative to further reduce its workforce by approximately 40 people, or 4% of employees worldwide. The Company expects to incur approximately $0.8 million in cash expenditures for severance and related costs, which will be recorded in the first quarter of fiscal 2009.

## (14) LONG-TERM LIABILITIES

Long-term liabilities consist of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Capital lease obligations | $ 515 | $ 599 |
| Deferred rent | 1,707 | 687 |
| Other | 944 | 1,854 |
| | 3,166 | 3,140 |
| Current portion of long-term liabilities | (1,301) | (1,079) |
| Long-term liabilities, net of current portion | $ 1,865 | $ 2,061 |

The future minimum annual payments under capital leases at December 31, 2008 are as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2009 | $ 275 |
| 2010 | 236 |
| 2011 | 42 |
| 2012 | 10 |
| 2013 | 18 |
| Total minimum lease payments | 581 |
| Less amount representing interest | (66) |
| Present value of minimum lease payments | 515 |
| Less current portion | (235) |
| Long-term liabilities portion | $ 280 |

## (15) STOCK-BASED COMPENSATION PLANS

### 2007 Plan

The 2007 Plan was approved at the Company's Annual Meeting of Shareholders held on November 12, 2007, and became effective on that date. The 2007 Plan provides for the award of options to purchase the Company's common stock ("stock options"), stock appreciation rights ("SARs"), restricted common stock ("restricted stock"), restricted stock units and other stock-based awards and performance awards aggregating 9.5 million shares. At December 31, 2008, there were 4.9 million shares available for future issuance under the 2007 Plan.

## (15) STOCK-BASED COMPENSATION PLANS (Continued)

### 1997 Plan

Sonus issued stock options and restricted stock pursuant to the 1997 Plan through November 18, 2007, when the 1997 Plan expired. The 1997 Plan provided for the award of stock options and restricted stock to employees, officers, directors (including those directors who are not an employee or officer of the Company), consultants and advisors of the Company and its subsidiaries. At December 31, 2007, there were no shares available for future issuance under the 1997 Plan due to the 1997 Plan's expiration.

### Nonvested Restricted Common Stock Activity

| | Shares | Weighted Average Grant-date Fair Value |
|---|---|---|
| Nonvested balance at January 1, 2008 | 3,290,100 | $5.86 |
| Granted | 2,017,666 | $3.32 |
| Vested | (1,433,766) | $6.18 |
| Forfeited | (334,839) | $4.67 |
| Nonvested balance at December 31, 2008 | 3,539,161 | $4.40 |

The Company recorded stock-based compensation expense totaling $8.7 million, $2.0 million and $0.5 million related to restricted stock awards in 2008, 2007 and 2006, respectively.

### Common Stock Option Grant Activity

| | Number of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (years) | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|
| Outstanding at January 1, 2008 | 38,769,859 | $5.35 | | |
| Granted | 3,216,716 | $3.71 | | |
| Exercised | (184,845) | $1.53 | | |
| Forfeited | (2,511,717) | $5.88 | | |
| Expired | (2,414,633) | $5.34 | | |
| Outstanding at December 31, 2008 | 36,875,380 | $5.19 | 5.21 | $224 |
| Vested or expected to vest at December 31, 2008 | 35,195,750 | $5.18 | 5.05 | $217 |
| Exercisable at December 31, 2008 | 27,891,497 | $5.19 | 4.07 | $163 |

The weighted average grant-date fair value of options granted during the years ended December 31, 2008, 2007 and 2006 was $2.23, $3.33 and $3.07, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $0.3 million, $17.0 million and $11.9 million, respectively.

## (15) STOCK-BASED COMPENSATION PLANS (Continued)

### ESPP

The ESPP is designed to provide eligible employees of the Company and its participating subsidiaries an opportunity to purchase common stock of the Company through accumulated payroll deductions.

On January 25, 2008, the Company's Board of Directors approved the Amended and Restated 2000 Employee Stock Purchase Plan (the "Amended and Restated ESPP"). The Amended and Restated ESPP provides for six-month consecutive offering periods commencing with the March 1, 2008 purchase period. The purchase price of the stock is equal to 85% of the market price on the last day of the offering period. Under the Amended and Restated ESPP, because employees are entitled to purchase a variable number of shares for a fixed monetary amount, future awards are classified as share-based liabilities and recorded at fair value. The Company reclassifies these liabilities to Additional paid-in capital at the time of the share purchase, which is the date of the award.

The ESPP prior to the adoption of the Amended and Restated ESPP (the "Original ESPP"), had a two year offering period comprised of four six month purchase periods. The purchase price of the stock was equal to 85% of the lower of the market price on the first day of the two year offering period or the market price on the last day of any of the four purchase periods. If the market price at any of the four purchase periods was less than the market price on the first date of the two year offering period, subsequent to the purchase, the offering period was cancelled and the employee was entered into a new two year offering period with the then-current market price as the new base price. Sonus recognized compensation expense associated with the Original ESPP in accordance with the provisions of SFAS 123R and FASB Technical Bulletin 97-1, *Accounting under Statement 123 for Certain Employee Stock Purchase Plans with a Look-Back Option*.

On January 1 of each year, the aggregate number of shares of common stock available for purchase under the ESPP increases by the lesser of (i) 2% of the outstanding shares on December 31 of the preceding year or (ii) an amount determined by the Board of Directors. At December 31, 2008, 40.9 million shares were authorized and 31.2 million shares were available under the ESPP for future issuance.

### 1998 Equity Incentive Plan

In January 2001, in connection with the completion of acquisition of telecom technologies, inc. ("TTI"), Sonus assumed TTI's 1998 Equity Incentive Plan and all grants of options under this plan. Each outstanding option to purchase shares of TTI Class B common stock granted under the 1998 Equity Incentive Plan immediately prior to the effective time of the acquisition was converted into an option to purchase Sonus common stock based on the merger consideration, with the exercise price of the options being proportionately adjusted.

In continuation of a 1997 agreement entered into by the TTI founders and other TTI shareholders, the founders agreed, in exchange for the option exercise proceeds, to transfer to Sonus a number of shares of Sonus' common stock received by them in the acquisition equal to the number of shares of Sonus' common stock issued upon exercise by former TTI employees of the stock options granted under the TTI 1998 Equity Incentive Plan. As a result of this agreement, the aggregate number of outstanding shares of Sonus' common stock that will be issued upon exercise of these stock options will

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

not increase. As of December 31, 2005, all options under the TTI 1998 Equity Incentive Plan had expired. The Company distributed all of the remaining shares in fiscal 2008.

**Stock-Based Compensation**

On May 16, 2008, the Company appointed a new President and Chief Executive Officer ("Dr. Nottenburg"), effective June 13, 2008 (the "Commencement Date"). Pursuant to the terms of his employment agreement, the Company issued Dr. Nottenburg an option to purchase 500,000 shares of the Company's common stock at an exercise price of $4.75 per share, the closing price of the Company's common stock on June 16, 2008, the date of grant. Twenty-five percent of the shares subject to the option will vest on the first anniversary of the Commencement Date and the remaining 75% will vest in equal monthly increments thereafter through the fourth anniversary of the Commencement Date. Dr. Nottenburg was also granted 500,000 shares of restricted stock. Twenty-five percent of the shares of restricted stock will vest on the first anniversary of the Commencement Date and the remaining 75% will vest in equal increments semi-annually thereafter through the fourth anniversary of the Commencement Date.

On January 15, 2009, Dr. Nottenburg was granted an option to purchase 500,000 shares of the Company's common stock at an exercise price per share equal to the closing price of the Company's common stock January 15, 2009. Twenty-five percent of the shares subject to the option will vest on the first anniversary of the Commencement Date and the remaining 75% will vest in equal monthly increments thereafter through the fourth anniversary of the Commencement Date. On January 15, 2009, Dr. Nottenburg was also granted 500,000 shares of restricted stock, of which 25% will vest on the first anniversary of the Commencement Date and the remaining 75% in equal increments semi-annually thereafter through the fourth anniversary of the Commencement Date. The grants of stock and options and the vesting of the awards described above are subject to Dr. Nottenburg's continued employment with the Company.

Dr. Nottenburg will be entitled to two performance stock awards of 250,000 shares each upon the Company's achieving certain performance metrics between January 1, 2010 and December 31, 2012. The Company will begin to record stock-based compensation expense at the time that it becomes probable that the respective performance conditions will be achieved.

In October 2008, the Company entered into Executive Severance and Arbitration Agreements with seven executives of the Company (the "Executive Agreements"). The Executive Agreements provide for post-termination benefits in the event that any of the executives' employment is terminated by the Company or the executives for specified reasons. The post-termination benefits include 12-months accelerated vesting of unvested stock options and complete vesting of restricted stock. In addition, under each Executive Agreement, any stock options that are or become vested prior to the employment termination date of the executive will remain outstanding and exercisable for the shorter of three years following the employment termination date or the original remaining life of the stock options. The Company recorded a charge of approximately $155,000 in the fourth quarter of 2008 related to the modification and extension of the stock option exercise periods. The Company also granted an aggregate of 642,666 restricted shares of Sonus common stock to the executives. The shares will vest 25% on each of September 15, 2009 and September 15, 2010 and the remaining 50% will vest on September 15, 2011. The Company will record stock-based compensation expense for these shares over the requisite service periods, which end on September 15, 2011. In addition, the executives are entitled

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

to three performance stock awards contingent upon the Company's achieving certain performance metrics for the three years ended December 31, 2010, 2011 and 2012. The combined number of shares that could be awarded to the seven executives totals 320,334 shares. The Company will begin to record stock-based compensation expense at the time that it becomes probable that the respective performance conditions will be achieved. The vesting of the restricted stock awards and the performance stock award grants are subject to the respective executive's continued employment with the Company. Subsequent to entering into the Executive Agreements, one of the seven executives voluntarily resigned from the Company.

On November 14, 2007, the Company granted the then President and Chief Executive Officer ("Mr. Ahmed") 750,000 shares of restricted stock subject to certain accelerated vesting terms as set forth in his Retention and Restricted Stock Agreement dated as of November 14, 2007. On May 16, 2008, the vesting of 375,000 shares of the restricted stock awarded to Mr. Ahmed were accelerated through September 13, 2008, the completion date of Mr. Ahmed's required minimum transition assistance period and accordingly, the unrecognized expense of $1.9 million at May 16, 2008 related to these shares was amortized ratably through September 13, 2008, the accelerated vesting date and the last day of the minimum transition period. On December 11, 2008, Mr. Ahmed retired as Chairman of the Board of Directors, and accordingly, the unrecognized compensation expense of his unvested awards was recognized at that time.

Stock options generally have a four-year vesting period and contractual term of ten years. Restricted stock is generally issued at no purchase price, with fair value based on the market price on the date of grant. Sonus recognizes the fair value of stock compensation over the requisite service period, generally on a straight-line basis for time-vested awards. The majority of Sonus' stock-based compensation is accounted for as an equity instrument. Certain awards, upon modification, have been recorded as liability awards. The Company currently has no outstanding liability awards.

During December 2006, in order to remedy the unfavorable personal tax consequences for those who have not exercised options after December 31, 2005 subject to Section 409A of the Internal Revenue Code ("Section 409A"), the Company entered into agreements with its directors and executive offices who are or were subject to the disclosure requirements of Section 16 of the Securities Exchange Act of 1934. Pursuant to the agreements, the Company agreed to make cash payments to the directors and executives in an amount equal to the difference between the exercise price of the original option and the amended price of the new option. The Company recorded $1.2 million of stock-based compensation expense in fiscal 2007 related to these agreements.

On September 10, 2007, the Company completed a tender offer to amend stock options issued in previous years for which it was subsequently determined that the exercise price was less than the fair value on the revised date of grant, in order to mitigate the unfavorable personal tax consequences under Section 409A. The impact of the amendment of such options resulted in a stock option modification under SFAS 123R. The terms of such tender offer required the Company to make cash payments to option holders in an amount equal to the difference between the exercise price of the original option and the amended exercise price of the new option. The Company recorded a liability of $3.5 million in the third quarter of fiscal 2007 for the present value of the fully vested cash payments to be paid in January 2008, of which $1.9 million was recorded as stock-based compensation expense and $1.6 million was recorded as a reduction to Additional paid-in capital. The stock-based compensation expense amount represents the incremental fair value of the new options, and was recognized in the

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

third quarter of 2007 due to the fact that the future cash payments were fully vested as of September 10, 2007, the conclusion of the tender offer.

The Company could not issue any securities under its registration statements on Form S-8 from November 2006 until it became current in its SEC reporting obligations for filing its periodic reports under the Securities Exchange Act of 1934, which occurred on August 2, 2007. During the fourth quarter of 2006 and in fiscal 2007, the Company extended the contractual terms of approximately 0.8 million and 2.1 million vested stock options, respectively, held by former executives and other former employees. As a result of the modifications, the Company recorded additional stock-based compensation of $11.7 million in fiscal 2007. After modification those stock options held by former employees became subject to the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock* ("EITF 00-19"). As a result, certain of those stock option awards were reclassified as liability awards within current liabilities. Accordingly, at the end of each reporting period, the Company determined the fair value of those awards utilizing the Black-Scholes valuation model and recognized any change in fair value in its consolidated statement operations in the period of change until the awards are exercised, expire or are otherwise settled. The Company recorded Other income of $1.1 million in fiscal 2007 and Other expense of approximately $39,000 in fiscal 2006 as a result of changes in the fair value of the liability awards. As of December 31, 2007, all of these options were exercised or had expired. The fair values of the awards that were exercised or had expired during the year ended December 31, 2007 were remeasured on the respective dates of exercise or expiration and recorded as an increase to Additional paid-in capital.

During the first quarter of 2007, as a result of the Company's inability to issue any securities under its registration statement on Form S-8, the Company extended the contractual terms of approximately 185,000 vested stock options held by current employees which were due to expire. The Company recorded $0.8 million of stock-based compensation expense in fiscal 2007 related to these modifications.

The Company was not able to issue shares under the ESPP as scheduled on February 28, 2007, delaying the issuance of shares until after it became current in its SEC reporting obligations. The Company also delayed the commencement of the next scheduled ESPP purchase period from March 1, 2007 to April 1, 2007. The Company recorded $8.8 million of stock-based compensation expense in fiscal 2007 related to these modifications.

The Company received cash from option exercises of $0.4 million, $39.5 million and $36.6 million in fiscal 2008, 2007 and 2006, respectively.

**(15) STOCK-BASED COMPENSATION PLANS (Continued)**

The consolidated statements of operations include stock-based compensation for the years ended December 31, 2008, 2007 and 2006 as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Product cost of revenue | $ 628 | $ 831 | $ 81 |
| Service cost of revenue | 2,415 | 3,593 | 925 |
| Research and development | 7,046 | 15,906 | 3,809 |
| Sales and marketing | 4,797 | 14,072 | 3,990 |
| General and administrative | 7,768 | 7,410 | 3,156 |
| | $22,654 | $41,812 | $11,961 |

The Company's loss from discontinued operations for the years ended December 31, 2008 and 2007 includes approximately $176,000 and $136,000, respectively, of stock-based compensation. In addition, Sonus included $0.2 million of stock-based compensation in inventory at both December 31, 2008 and 2007.

The income tax benefit for employee share-based compensation expense was $12.4 million and $2.8 million for the years ended December 31, 2007 and 2006, respectively. There is no income tax benefit for employee share-based compensation expense for the year ended December 31, 2008 due to the valuation allowance recorded.

Sonus used the Black-Scholes valuation model for estimating the grant date fair value of employee stock options granted using the following assumptions for the years ended December 31, 2008, 2007 and 2006:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Risk-free interest rate | 2.18%–3.12% | 4.5% | 4.7% |
| Expected dividends | — | — | — |
| Expected volatility | 66.18%–75.79% | 60%–78% | 50.8%–126.2% |
| Weighted average volatility | 71.75% | 60.1% | 74.8% |
| Expected life (years) | 4.5 | 4.5 | 4.5 |

The fair value of the rights to purchase shares of common stock under the ESPP was estimated on the commencement date of the offering period using the Black-Scholes valuation model with the following assumptions:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Risk-free interest rate | N/A | 3.6%–5.1% | 1.83%–5.10% |
| Expected dividends | N/A | — | — |
| Expected volatility | N/A | 46%–79% | 50.8%–126.2% |
| Expected life (years) | N/A | 0.5 – 2.0 | 0.5 – 2.0 |

## (15) STOCK-BASED COMPENSATION PLANS (Continued)

The risk-free interest rate used is the average U.S. Treasury Constant Maturities Rate for the expected term. The expected dividend yield of zero is based on the fact that Sonus has never paid dividends and has no present intention to pay cash dividends. Expected volatility is based on a combination of the historical and implied volatility; the Company believes that such a combination provides a more accurate estimate of the grant-date fair value because it is a more accurate indicator of the market's expectations regarding future volatility. The expected life for stock options is based on a combination of the Company's historical option patterns and expectations of future employee actions. The expected life for stock purchase rights under the Original ESPP was based on the purchase periods defined within the Original ESPP.

At December 31, 2008, there was $44.4 million, net of expected forfeitures, of unrecognized stock-based compensation expense related to unvested stock option and restricted stock awards, which is expected to be recognized over a weighted average period of approximately three years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $7.0 million, $15.7 million and $8.1 million, respectively.

### Common Stock Reserved

Common stock reserved for future issuance at December 31, 2008 consists of the following:

| | |
|---|---|
| 2007 Stock Incentive Plan | 4,891,581 |
| Employee Stock Purchase Plan | 31,168,498 |
| | 36,060,079 |

The Company's policy is to issue new shares upon the exercise of stock options, vesting of restricted common stock and purchase of shares of common stock under the ESPP.

## (16) STOCKHOLDER RIGHTS PLAN

On June 26, 2008, the Company's Board of Directors adopted a three-year stockholder rights plan (the "Rights Plan"). The Rights Plan is designed to protect stockholders, to the extent possible, from a creeping acquisition and other tactics to gain control of the Company without offering all stockholders an adequate price and control premium. The Rights Plan is intended to protect the interests of all the Company's stockholders and to provide the Company's Board of Directors with the ability to attempt to maximize long-term stockholder value.

Under the Rights Plan, preferred stock purchase rights (the "Rights") were distributed as a dividend at the rate of one Right per share of common stock of the Company held by stockholders of record as of the close of business on July 7, 2008. Each Right entitles the stockholder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of preferred stock at a purchase price of $25.00 per Unit, subject to adjustment. The Rights were issued as a non-taxable dividend and will expire on June 26, 2011 unless earlier redeemed or exchanged.

The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock (which includes for this purpose shares of common stock referenced in derivative transactions or securities), or commences or publicly announces a tender or exchange offer upon consummation of which they would beneficially own 15% or more of the

### (16) STOCKHOLDER RIGHTS PLAN (Continued)

Company's common stock. A person or group who beneficially owned 15% or more of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan did not cause the Rights to become exercisable upon adoption of the Rights Plan. As a result, the Rights will not be triggered even though Legatum Capital Limited ("Legatum") and its affiliates have reported that they beneficially owned approximately 25% of the outstanding shares of the Company's common stock prior to the adoption of the Rights Plan based on Legatum's public filings. However, Legatum and its affiliates will cause the Rights to become exercisable if they (subject to certain limited exceptions) become the beneficial owner of additional shares of the Company's common stock or their beneficial ownership decreases below 15% and subsequently increases to 15% or more. Should the Rights become exercisable, the effect would be to dilute the ownership of the beneficial owner(s) who triggered the Rights, as that beneficial owner or group of owners would not receive the Rights.

### (17) EMPLOYEE DEFINED CONTRIBUTION PLAN

During the fourth quarter of fiscal 2007, the Company enhanced its 401(k) savings plan for employees by implementing a matching contribution of 50% of employee contributions, up to a maximum match of $3,000 per employee. In the first quarter of 2008, the Company's Board of Directors voted to increase the maximum match to $3,500 per employee effective January 1, 2008. The Company recorded expense related to its 401(k) savings plan of $1.6 million and $0.5 million in the years ended December 31, 2008 and 2007, respectively.

### (18) INCOME TAXES

The components of income (loss) from continuing operations before income taxes consist of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Income (loss) before income taxes: | | | |
| United States | $(36,785) | $(34,149) | $31,444 |
| Foreign | 2,778 | 3,242 | 6,452 |
| | $(34,007) | $(30,907) | $37,896 |

The Company recorded an income tax benefit for discontinued operations of $1.0 million and $0.5 million for the years ended December 31, 2008 and 2007, respectively. The discontinued operation was acquired in 2007. There was a capital loss incurred on the sale of the discontinued operation, which is subject to a full valuation allowance.

**(18) INCOME TAXES (Continued)**

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Provision (benefit) for income taxes: | | | |
| Current: | | | |
| Federal | $ (401) | $ 647 | $ 5,353 |
| State | 125 | 395 | 1,076 |
| Foreign | 2,159 | 1,788 | 1,713 |
| Total current | 1,883 | 2,830 | 8,142 |
| Deferred: | | | |
| Federal | (7,313) | (8,031) | 9,419 |
| State | (2,085) | (2,223) | (490) |
| Foreign | (246) | (932) | 537 |
| Change in valuation allowance | 87,318 | — | (82,566) |
| Total deferred | 77,674 | (11,186) | (73,100) |
| Total | $79,557 | $ (8,356) | $(64,958) |

A reconciliation of the Company's effective tax rate for continuing operations to the statutory federal rate is as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| U.S. Statutory income tax rate | 35.0% | (35.0)% | 35.0% |
| State income taxes, net of federal benefit | 5.8 | 4.0 | 1.8 |
| Foreign income taxes differential | (2.5) | (1.0) | — |
| Foreign dividends | (1.2) | 4.0 | — |
| Stock-based compensation | (15.7) | 9.4 | 4.6 |
| Tax credits | 4.2 | (13.7) | (9.5) |
| Tax contingency reserve | (0.1) | 1.6 | 11.0 |
| Valuation allowance | (256.8) | — | (215.4) |
| Other, net | (2.7) | 3.5 | 1.1 |
| Effective income tax rate | (234.0)% | (27.2)% | (171.4)% |

## (18) INCOME TAXES (Continued)

The following is a summary of the significant components of deferred income tax assets and liabilities (in thousands):

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Assets: | | |
| Net operating loss carryforwards | $ 36,010 | $ 31,046 |
| Capital loss carryforward | 5,169 | — |
| Research and development tax credits | 17,435 | 14,907 |
| Other tax credits | 1,485 | 2,108 |
| Intangible assets | 1,037 | 1,165 |
| Deferred revenue | 12,915 | 10,165 |
| Accrued expenses | 13,090 | 19,934 |
| Inventory | 4,134 | 4,880 |
| Stock-based compensation | 26,495 | 24,977 |
| Other temporary differences | 5,854 | 5,421 |
| | 123,624 | 114,603 |
| Valuation allowance | (121,195) | (28,886) |
| Total deferred tax assets | 2,429 | 85,717 |
| Liabilities: | | |
| Purchased intangible assets | (133) | (760) |
| Other receivables | — | (5,738) |
| Unrealized gain on available-for-sale securities | (574) | — |
| Total deferred tax liabilities | (707) | (6,498) |
| Total net deferred tax assets | $ 1,722 | $ 79,219 |
| Deferred tax asset—current | $ 111 | $ 30,683 |
| Deferred tax asset—noncurrent | 1,611 | 49,296 |
| Deferred tax liability—noncurrent | — | (760) |
| Total net deferred tax assets | $ 1,722 | $ 79,219 |

At December 31, 2008, the Company had net operating loss ("NOL") carryforwards for federal and state income tax purposes of approximately $125 million and $24 million, respectively. The federal NOL carryforwards expire at various dates from 2020 through 2028. The state NOL expires at various dates from 2009 through 2024. Approximately $102 million of the federal NOL is attributable to stock option deductions. The Company's federal NOL carryforward for tax return purposes is approximately $20 million greater than its federal NOL for financial reporting purposes as tax deductions in excess of expenses reported for financial reporting purposes may not be recognized until the tax benefit reduces income taxes payable. In addition, the Company has $26.5 million of deferred tax assets related to stock-based compensation expense for financial reporting purposes that are not deductible for tax purposes until options are exercised or shares vest. Since employees will not exercise their underlying options unless the current market price exceeds the option exercise price and the Company's tax deduction for restricted shares is determined as the shares vest, the ultimate realization of the benefit related to equity awards is directly associated with the price of the Company's common stock. At

**(18) INCOME TAXES (Continued)**

December 31, 2008, the Company's closing stock price of $1.58 was significantly below the weighted average exercise price of the Company's stock options of $5.19.

Sonus also has available federal and state research and development credit carryforwards of approximately $23 million that expire at various dates from 2012 through 2026, and an Alternative Minimum Tax Credit carryforward of approximately $1 million that has no expiration date. Additionally, the Company has available approximately $13 million of capital loss carryover resulting from the sale of Zynetix on November 26, 2008, which has been reflected in discontinued operations. The capital loss is only available to offset capital gains. A full valuation allowance has been established against the $5.2 million tax benefit associated with this capital loss. This capital loss carryforward will expire in 2013.

During the fourth quarter of fiscal 2008, the Company's results of operations produced cumulative losses over the last three fiscal years and the Company completed its forecast for the upcoming fiscal year. Forming a conclusion that a valuation allowance is not needed when cumulative losses exist requires a significant amount of positive evidence to support recovery. SFAS 109 requires that deferred tax assets be reduced by a valuation allowance, if based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in a future period. As a result of the Company's evaluation, the Company concluded that there was insufficient positive evidence to overcome the more objective negative evidence related to its cumulative losses and other factors. Accordingly, the Company recorded an increase to its valuation allowance of $87.3 million on substantially all of its domestic net deferred tax assets. This determination was based on many factors, including the severity and trend of the current and prior year losses, the existence of cumulative losses for the latest three fiscal years, the current economic recession, a significant decrease to taxable income forecasted in future periods, and other relevant factors.

During fiscal 2006, based upon our cumulative operating results and an assessment of our expected future results, we concluded in the fourth quarter of fiscal 2006 that it was more likely than not that we would be able to realize a substantial portion of our U.S. net operating loss carryforward tax asset prior to its expiration and realize the benefit of other net deferred tax assets. As a result, we reduced our valuation allowance in 2006, resulting in recognition of a deferred tax asset, and an increase to net income of $73.6 million.

The Company operates under a tax holiday in India, which is effective through March 2010.

Sonus adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $50,000 liability for unrecognized tax benefits, which was accounted for as an increase to the accumulated deficit.

## (18) INCOME TAXES (Continued)

A reconciliation of the Company's unrecognized tax benefits is as follows (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Unrecognized tax benefits at January 1 | $6,167 | $ 7,122 |
| Increases related to current year tax positions | 1,561 | 518 |
| Lapse of statute of limitations | — | (1,473) |
| Settlements | (202) | — |
| Unrecognized tax benefits at December 31 | $7,526 | $ 6,167 |

As of December 31, 2008 and December 31, 2007, the Company had recorded liabilities for potential penalties and interest of $18,000 and $87,000 respectively. The Company does not expect its unrecognized tax benefits to change materially over the next 12 months. Due to the Company's valuation allowance at December 31, 2008, none of the Company's unrecognized tax benefits, if recognized, would affect the annual effective tax rate.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. Generally, the tax years 2004 through 2008 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company's federal net operating losses generated prior to 2003 could be adjusted on examination even though the year in which the loss was generated is otherwise closed by the statute of limitations. The Company's primary state jurisdiction, Massachusetts, has open period from 2004 through 2008.

## (19) MAJOR CUSTOMERS

Customers who contributed at least 10% of Sonus' revenue in at least one of the years ended December 31, 2008, 2007 and 2006 are as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| Customer | 2008 | 2007 | 2006 |
| A | 29% | 32% | 20% |
| B | * | * | 12% |
| C | * | * | 11% |

* Represents less than 10% of revenue.

At December 31, 2008 and 2007, one customer and two customers, respectively, each accounted for at least 10% of Sonus' accounts receivable balance, representing totals of approximately 11% and 28%, respectively, of Sonus' accounts receivable balances. Sonus performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. Sonus maintains an allowance for doubtful accounts and such losses have been within management's expectations.

## (20) GEOGRAPHIC AND OPERATING SEGMENT INFORMATION

The Company's classification of revenue by geographic area is determined by the location of the Company's customers. The following table summarizes revenue by geographic area as a percentage of total revenue:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| United States | 70% | 74% | 72% |
| Europe, Middle East and Africa | 15 | 14 | 5 |
| Japan | 10 | 9 | 19 |
| Other Asia Pacific | 3 | 1 | 2 |
| Other | 2 | 2 | 2 |
| | 100% | 100% | 100% |

International revenue, both as a percentage of total revenue and absolute dollars, may vary from one period to the next, and accordingly, current data may not be indicative of future periods.

The Company's service revenue is comprised of the following (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Maintenance | $ 78,996 | $70,758 | $63,055 |
| Professional services | 30,762 | 23,013 | 12,836 |
| | $109,758 | $93,771 | $75,891 |

Product revenue components are not provided, as it would be impracticable to provide this information.

## (21) LITIGATION SETTLEMENTS

### 2002 Securities Litigation

On January 6, 2006, a purchaser of the Company's common stock filed a complaint in the United States District Court for the District of Massachusetts that is essentially identical to a Amended Consolidated Complaint alleging that Sonus made false and misleading statements about its products and business previously filed against the defendants and dismissed on October 5, 2005. The Court appointed the Public Employees' Retirement System of Mississippi as lead plaintiff. The lead plaintiff filed an Amended Consolidated Complaint (the "2002 Securities Litigation"). On April 19, 2007, the defendants filed a motion to dismiss the 2002 Securities Litigation. On September 23, 2008, Sonus agreed to settle the litigation and, on October 3, 2008, entered into a Memorandum of Understanding with the plaintiff setting forth the terms of the settlement. Pursuant to the settlement, subject to confirmatory discovery and final Court approval, the Company agreed to pay $9.5 million to the shareholder class in the case, as well as $0.1 million toward the cost of the class notice process. In addition, the Company expects to incur $0.4 million in incremental legal fees in connection with the confirmatory discovery and settlement approval process. On February 4, 2009, the Court issued an order in which it certified a settlement class, preliminarily approved the settlement, and ordered that notice be sent to the settlement class. On February 17, 2009, the Company placed the $9.5 million settlement amount into an escrow account. The hearing on final court approval of the settlement is

**(21) LITIGATION SETTLEMENTS (Continued)**

scheduled for June 16, 2009. At December 31, 2008, the Company has accrued $10.0 million related to this settlement, of which $9.6 million is included as a component of Litigation settlements and $0.4 million is included as a component of General and administrative expense in the Company's consolidated statements of operations for the year ended December 31, 2008. The Company does not have any insurance available for this claim.

**C2 Patent Litigation**

On June 14, 2006, C2 Communications ("C2") sued AT&T, Inc., Verizon Communications, Inc., Qwest, Bellsouth Corporation, Sprint Nextel Corporation, Global Crossing and Level 3 in the Eastern District of Texas, Marshall Division. C2 has alleged that each of the defendants infringe U.S. Patent No. 6,243,373 entitled "Method and Apparatus for Implementing a Computer Network Internet Telephone System." Sonus agreed, subject to certain conditions, to assume the defense of Qwest, Global Crossing and Level 3 in this litigation to the extent the claim results from their use of products purchased from Sonus. During the trial, on September 16, 2008, Sonus reached an agreement to settle this litigation. The parties entered into a settlement and license agreement that provided for the payment of $9.5 million in full settlement of all claims against Qwest, Global Crossing and Level 3 as well as fully paid licenses to the Company and Qwest, Global Crossing and Level 3. The settlement was paid on September 24, 2008. The settlement expense is included as a component of Litigation settlements in the Company's consolidated statements of operations for the year ended December 31, 2008.

**Sprint Patent Litigation**

On January 24, 2008, Spring Communications sued two of the Company's customers, Broadvox and Nuvox, in the District of Kansas for patent infringement. By letter dated April 23, 2008, Broadvox requested that the Company assume the defense of the case on its behalf. Pursuant to the indemnification obligation in the Company's agreement with Broadvox, the Company agreed, subject to certain conditions, to assume the defense in this litigation on behalf of Broadvox to the extent the claims result from its use of Sonus products. A settlement has been reached for this claim that requires us to pay an amount that does not have a material impact on our financial statements.

**2004 Restatement Litigation**

On November 7, 2007, Sonus reached an agreement to settle litigation against the Company and certain of its former and current officers alleging violations of federal securities laws in connection with the 2004 Restatement Litigation. Pursuant to the settlement, the Company agreed to pay $40.0 million to the shareholder classes in the case. On March 31, 2008, the United States District Court for the District of Massachusetts approved the settlement.

At December 31, 2007, Sonus had $25.0 million of restricted cash in escrow related to the settlement. This amount is reported as Litigation settlement escrow in the consolidated balance sheet at December 31, 2007. In January 2008, the Company's insurer placed an additional $15.0 million into the escrow account and remitted the remaining $328,000 available under the insurance policy directly to the Company. The total of $15.3 million was reported as Insurance receivable—litigation settlement in the Company's consolidated balance sheet at December 31, 2007.

The total of $40.0 million in funds that had been placed into the escrow account, plus interest earned since the funds were deposited, was released to the plaintiffs effective March 31, 2008.

## (21) LITIGATION SETTLEMENTS (Continued)

### 2006 Stock Option Accounting Litigation

On January 19, 2007, a purported shareholder derivative lawsuit was filed in the Superior Court Department of Middlesex County of Massachusetts against certain of our directors and officers, also naming Sonus as a nominal defendant. Another purported shareholder filed a virtually identical complaint. The suits asserted similar claims and sought relief similar to the derivative suits filed in federal court. On May 7, 2007, the plaintiffs filed a consolidated complaint. On June 6, 2007, the defendants moved to dismiss the consolidated complaint. The Court held a hearing on the motion on August 14, 2007 and took the matter under advisement. On November 12, 2007, the plaintiffs filed a motion to voluntarily dismiss the complaint without prejudice so plaintiffs could pursue an action in the Delaware Chancery Court to enforce their rights to inspect our books and records under Section 220 of the Delaware Code. The defendants opposed the motion. On December 7, 2007, the Court granted the motion to voluntarily dismiss without prejudice subject to plaintiffs' paying the defendants' reasonable legal fees within 30 days of the Court's order. The Court further ruled that the case would be dismissed with prejudice if the plaintiff did not pay the defendants' legal fees within 30 days. The plaintiffs did not pay the defendants' legal fees within the required 30 days. Accordingly, on January 8, 2008, the defendants requested entry of judgment, and on January 16, 2008, the Court issued an order allowing the request and dismissing the case with prejudice. On February 5, 2008, the plaintiffs filed a notice of appeal of that order. However, on April 23, 2008, the plaintiffs voluntarily dismissed their appeal. The claim described above did not have a material impact on the Company's financial statements.

### IRS Audit

In May 2007, the Internal Revenue Service notified us that our payroll tax returns for the years ended December 31, 2004, 2005 and 2006 had been selected for audit in connection with our stock option review. In connection with the restatement of our financial statements, the Company recorded approximately $1.6 million of accrued liabilities for additional federal and state payroll tax, penalties and interest related to adjustments resulting from errors in stock option accounting. In April 2008, the Company reached an agreement with the IRS and paid $496,000 to settle this audit.

### Employment Litigation

On February 19, 2008, James Collier, the Company's former Vice President of Sales, filed a complaint against us in the United States District Court for the District of New Jersey. The complaint alleges that we breached Mr. Collier's employment agreement by failing to pay severance in the amount of $600,000 and provide benefits claimed to be owed under the employment agreement. In July 2008, the parties agreed to settle the claim for an amount that did not have a material impact on the Company's financial position or results of operations.

## (22) RELATED PARTIES

The Company's President and Chief Executive Officer serves on the Board of Directors of Comverse Technnology ("Comverse"), a worldwider provider of software and systems. Comverse has several majority-owned subsidiaries, including Ulticom, Inc. and Verint Systems. All three companies are vendors of the Company. The Company had well-established and ongoing business relationships with these vendors prior to the appointment of Dr. Nottenburg as the Company's President and Chief Executive Officer effective June 13, 2008. Costs incurred for purchases from these companies, in the aggregate, were $3.5 million for the period from June 13, 2008 through December 31, 2008. At

**(22) RELATED PARTIES (Continued)**

December 31, 2008, the Company had an aggregate outstanding accounts payable balance of $0.5 million to these companies.

## (23) COMMITMENTS AND CONTINGENCIES

### Leases

Sonus leases its facilities under operating leases, which expire through 2016. Sonus is responsible for certain real estate taxes, utilities and maintenance costs under these leases. The Company's corporate headquarters is located in a leased facility in Westford, Massachusetts, consisting of 130,000 square feet under a lease that expires in July 2012. Sonus moved into this facility in January 2007. The Company's previous corporate headquarters, a 144,000 square foot building in Chelmsford, Massachusetts, was under a sublease that expired in January 2007. Rent expense was $5.2 million in 2008, $3.9 million in 2007 and $3.1 million in 2006.

Future minimum payments under operating lease arrangements as of December 31, 2008 are as follows (in thousands):

| Years ending December 31, | |
|---|---|
| 2009 | $7,483 |
| 2010 | $8,297 |
| 2011 | $6,816 |
| 2012 | $5,062 |
| 2013 | $ 565 |
| Thereafter | $1,130 |

### 2001 IPO Litigation

In November 2001, a purchaser of the Company's common stock filed a complaint in the United States District Court for the Southern District of New York against Sonus, two of its officers and the lead underwriters alleging violations of the federal securities laws in connection with Sonus' initial public offering ("IPO") and seeking unspecified monetary damages. The purchaser seeks to represent a class of persons who purchased the Company's common stock between the IPO on May 24, 2000 and December 6, 2000. An amended complaint was filed in April 2002. The amended complaint alleges that the Company's registration statement contained false or misleading information or omitted to state material facts concerning the alleged receipt of undisclosed compensation by the underwriters and the existence of undisclosed arrangements between the underwriters and certain purchasers to make additional purchases in the after market. The claims against Sonus are asserted under Section 10(b) of the Exchange Act and Section 11 of the Securities Act of 1933 (the "Securities Act") and against the individual defendants under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Exchange Act. Other plaintiffs have filed substantially similar class action cases against approximately 300 other publicly traded companies and their IPO underwriters which, along with the actions against Sonus, have been transferred to a single federal judge for purposes of coordinated case management. On July 15, 2002, Sonus, together with the other issuers named as defendants in these coordinated proceedings, filed a collective motion to dismiss the consolidated amended complaints on various legal grounds common to all or most of the issuer defendants. The plaintiffs voluntarily dismissed the claims against many of the individual defendants, including Sonus' officers named in the complaint. On February 19, 2003, the court granted a portion of the motion to dismiss by dismissing

**(23) COMMITMENTS AND CONTINGENCIES (Continued)**

the Section 10(b) claims against certain defendants including Sonus, but denied the remainder of the motion as to the defendants. In June 2003, a special committee of the Company's Board of Directors authorized Sonus to enter into a proposed settlement with the plaintiffs on terms substantially consistent with the terms of a Memorandum of Understanding negotiated among representatives of the plaintiffs, the issuer defendants and the insurers for the issuer defendants. In October 2004, the Court certified the class in a case against certain defendants. On February 15, 2005, the Court preliminarily approved the terms of the proposed settlement contingent on modifications to the proposed settlement. On August 31, 2005, the court approved the terms of the proposed settlement, as modified. On April 24, 2006, the Court held a hearing on a motion to approve the final settlement and took the matter under advisement. On December 5, 2006, the Court of Appeals for the Second Circuit reversed the Court's October 2004 order certifying a class. On June 25, 2007, the Court entered an order terminating the settlement. On November 13, 2007, the issuer defendants in certain designated "focus cases" filed a motion to dismiss the second consolidated amended class action complaints that were filed in those cases. On March 26, 2008, the District Court issued an Opinion and Order denying, in large part, the motions to dismiss the amended complaints in the "focus cases." Accordingly, the Company is unable to determine the ultimate outcome or potential range of loss, if any.

On October 5, 2007, Vanessa Simmonds, a purported shareholder, filed a complaint in the Western District of Washington for recovery of short-swing profits under Section 16(b) of the Exchange Act against the underwriters of the Company's initial public offering in May 2000. On February 28, 2008, the plaintiff filed an amended complaint asserting substantially similar claims as set forth in the initial complaint. The amended complaint seeks recovery against the underwriters for profits they received from the sale of Sonus common stock in connection with the IPO. The Company was named as a nominal defendant but has no liability for the asserted claims. No Sonus officers or directors were named in the amended complaint. On July 25, 2008, the underwriter and issuer defendants filed motions to dismiss the case. On September 8, 2008, the plaintiff filed oppositions to the motions, and the issuer and underwriter and issuer defendants filed replies in support of their motions to dismiss on October 23, 2008. Oral argument on all motions to dismiss was held on January 16, 2009, at which time the Judge took the pending motions to dismiss under advisement. The Judge has stayed discovery until he rules on all motions to dismiss. Sonus does not expect that this claim will have a material impact on its financial statements.

**Patent Litigation**

Sonus includes standard intellectual property indemnification provisions in its product agreements in the ordinary course of business. Pursuant to its product agreements, Sonus will indemnify, hold harmless, and reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally business partners or customers, in connection with certain patent, copyright or other intellectual property infringement claims by third parties with respect to Sonus products. Other agreements with Sonus' customers provide indemnification for claims relating to property damage or personal injury resulting from the performance of services by Sonus or its subcontractors. The Company believes that the fair value of these indemnification provisions is immaterial.

**2006 Stock Option Accounting Investigation**

On November 14, 2006, a purported shareholder derivative lawsuit was filed in the United States District Court for the District of Massachusetts against us and certain of our officers and directors, naming us as a nominal defendant. Other purported shareholders filed virtually identical complaints.

## (23) COMMITMENTS AND CONTINGENCIES (Continued)

The suits claimed that certain of our officers and directors breached their fiduciary duties to our stockholders and to us in connection with our announced stock option review. The complaints were derivative in nature and did not seek relief from us. However, we entered into indemnification agreements in the ordinary course of business with certain of the defendant officers and directors, which imposed certain obligations to advance payment of legal fees and costs incurred by the defendants in accordance with applicable Delaware law. By order dated December 18, 2006, the Court consolidated the actions. The plaintiffs filed a consolidated complaint. The defendants filed on March 19, 2007 a motion to dismiss the consolidated complaint. The Court held a hearing on July 11, 2007, and took the motion under advisement. On January 25, 2008, the Court issued an order granting the motion to dismiss and entering judgment in favor of the defendants on all counts. Plaintiffs did not pursue an appeal. However, on February 15, 2008, one of the plaintiffs in this case sent us a shareholder demand letter, seeking the same relief sought in the derivative litigation that the Court dismissed. On March 25, 2008, the Board rejected that demand. Sonus does not expect that this claim will have a material impact on its financial statements.

As announced on March 19, 2007, the SEC is conducting a formal private investigation into Sonus' historical stock option granting practices. If the Company is subject to adverse findings, it could be required to pay damages or penalties or have other remedies imposed, including criminal penalties, which could adversely impact Sonus' business, financial position or results of operations. At this time, the Company is unable to determine the ultimate outcome of the investigation.

## (25) QUARTERLY RESULTS (UNAUDITED)

The following tables present the Company's quarterly operating results for the years ended December 31, 2008 and 2007. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited consolidated quarterly results when read in conjunction with the Company's audited consolidated financial statements and related notes.

| | First Quarter | Second Quarter(1) | Third Quarter(1)(2)(3) | Fourth Quarter(1)(4)(5) |
|---|---|---|---|---|
| | (In thousands, except per share data) | | | |
| **Fiscal 2008** | | | | |
| Revenue | $ 73,627 | $ 87,790 | $ 62,184 | $ 89,544 |
| Cost of revenue | 27,678 | 29,570 | 22,996 | 49,628 |
| Gross profit | $ 45,949 | $ 58,220 | $ 39,188 | $ 39,916 |
| Income (loss) from operations | $ (2,823) | $ 7,918 | $(36,473) | $(15,339) |
| Income (loss) from continuing operations | $ 962 | $ 3,475 | $(19,019) | $(98,982) |
| Loss from discontinued operations, net of tax | $ (396) | $ (3,349) | $ (563) | $ (183) |
| Loss on sale of discontinued operations, net of tax | $ — | $ — | $ — | $ (741) |
| Net income (loss) | $ 566 | $ 126 | $(19,582) | $(99,906) |
| Earnings (loss) per share(6): | | | | |
| Basic: | | | | |
| Continuing operations | $ — | $ 0.01 | $ (0.07) | $ (0.37) |
| Discontinued operations | — | (0.01) | — | — |
| | $ — | $ — | $ (0.07) | $ (0.37) |

## (25) QUARTERLY RESULTS (UNAUDITED) (Continued)

| | First Quarter | Second Quarter(1) | Third Quarter(1)(2)(3) | Fourth Quarter(1)(4)(5) |
|---|---|---|---|---|
| | | (In thousands, except per share data) | | |
| Earnings (loss) per share(6): | | | | |
| Diluted: | | | | |
| Continuing operations | $ — | $ 0.01 | $ (0.07) | $ (0.37) |
| Discontinued operations | — | (0.01) | — | — |
| | $ — | $ — | $ (0.07) | $ (0.37) |
| Shares used in computing earnings (loss) per share: | | | | |
| Basic | 270,590 | 271,150 | 271,619 | 272,536 |
| Diluted | 271,222 | 273,710 | 271,619 | 272,536 |
| **Fiscal 2007** | | | | |
| Revenue | $ 71,146 | $ 75,404 | $ 75,770 | $ 97,095 |
| Cost of revenue | 25,661 | 33,016 | 30,405 | 39,289 |
| Gross profit | $ 45,485 | $ 42,388 | $ 45,365 | $ 57,806 |
| Income (loss) from operations | $(10,325) | $(14,932) | $(49,091) | $ 24,144 |
| Income (loss) from continuing operations | $ (3,978) | $ (6,646) | $(26,626) | $ 14,699 |
| Loss from discontinued operations, net of tax | $ — | $ (330) | $ (146) | $ (610) |
| Loss from sale of discontinued operations, net of tax | $ — | $ — | $ — | $ — |
| Net income (loss) | $ (3,978) | $ (6,976) | $(26,772) | $ 14,089 |
| Earnings (loss) per share(6): | | | | |
| Basic: | | | | |
| Continuing operations | $ (0.02) | $ (0.03) | $ (0.10) | $ 0.05 |
| Discontinued operations | — | — | — | — |
| | $ (0.02) | $ (0.03) | $ (0.10) | $ 0.05 |
| Earnings (loss) per share(6): | | | | |
| Diluted: | | | | |
| Continuing operations | $ (0.02) | $ (0.03) | $ (0.10) | $ 0.05 |
| Discontinued operations | — | — | — | — |
| | $ (0.02) | $ (0.03) | $ (0.10) | $ 0.05 |
| Shares used in computing earnings (loss) per share: | | | | |
| Basic | 259,768 | 259,786 | 262,913 | 269,126 |
| Diluted | 259,768 | 259,786 | 262,913 | 279,798 |

(1) The 2008 quarterly periods include the results of operations of Atreus for the period subsequent to its acquisition by the Company on April 18, 2008.

(2) The 2008 quarterly period includes $19.1 million of expense related to litigation settlements and $2.7 million of expense for the impairment of intangible assets.

(3) The 2007 quarterly period includes $40.0 million of expense related to a litigation settlement.

(4) The 2008 quarterly period includes $87.3 million of income tax expense related to the recording of a valuation allowance on certain deferred tax assets.

(5) The 2007 quarterly period includes an insurance recovery of $15.3 million related to a litigation settlement.

(6) Net income (loss) per share is calculated independently for each of the quarters presented; accordingly, the sum of the quarterly net income (loss) per share may not equal the total calculated for the year.

**Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

**Item 9A. Controls and Procedures**

The certifications of our principal executive officer and principal financial officer required in accordance with Rule 13a-14(a) under the Exchange Act and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to this Annual Report on Form 10-K. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures, and changes in internal control over financial reporting, referred to in paragraph 4 of the certifications. Those certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

**Disclosure Controls and Procedures**

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

**Risks and Inherent Limitations**

Because of the inherent limitations in all control systems, no evaluation of controls—even where we conclude the controls are operating effectively—can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, our control systems, as we develop them, may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected and could be material to our financial statements.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made in accordance with authorizations of management and directors of the company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on this assessment, our management believes that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Our registered public accounting firm has issued an attestation report on our internal control over financial reporting. This report appears below.

**Changes in Internal Control over Financial Reporting**

In Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2007, we reported material weaknesses in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). As a result of those material weaknesses in our internal control over financial reporting, our principal financial officer concluded that our internal controls over financial reporting were not effective as of December 31, 2007. Those material weaknesses included the following:

- Inadequate financial statement preparation and review procedures
- Inadequate controls over the accounting for stock-based compensation

In an effort to remediate these material weaknesses, in 2008, we made significant improvements and a number of material changes to controls within those areas. The improvements made are documented as follows:

**Inadequate financial statement preparation and review procedures:**

During the year ended December 31, 2008 we initiated several programs and enhanced processes in order to improve our financial statement preparation and review procedures as well as strengthening our entity level controls as set forth below:

- Initiated cost center reporting within our enterprise resource planning ("ERP") system for the comparison of actual costs to budgets. This improvement allows the Financial Planning and

Analysis Department to apply analytical review on our actual results as compared to expectations.

- Initiated efforts to improve the quarterly internal financial review of our international operations. Specifically, we have hired an international financial analyst to perform regular detailed reviews of the international accounts. In addition we have standardized the financial information presented in the quarterly review package and included reviews of balance sheet account fluctuations, which will allow for a more thorough analytical review.

- Implemented a formal joint review process of our quarterly results of operations by our Revenue, Accounting and Financial Planning and Analysis Departments. This cross department review provides a forum to review material financial transactions to insure the transactions are recorded correctly in our books and records.

- Initiated a formal review process of quarterly financial information with the heads of all functional groups within the organization. This review process provides a layer of financial review with employees who have knowledge of the material transactions within their functions. This process will help to insure that all material transactions are properly classified and recorded.

- Initiated periodic cross-functional operational reviews at the executive management level. The operational reviews provide the executive management team a forum to discuss and review internal and external factors that could have a material impact on the business as a whole as well as changes to our current risk profiles of our internal control environment.

- Began utilizing a standardized checklist in the area of Corporate Tax. This checklist enhances our current process by insuring that we have considered all relevant material issues in the calculation, presentation and disclosure of our quarterly and annual tax provisions.

- Created a new senior level role within the accounting group (Assistant Corporate Controller). The position has been filled by a certified public accountant who has been with the Company for three years. His chief responsibility is to oversee all of the domestic and international accounting functions of the organization. This strengthens our internal controls by introducing a new layer of detailed review of our accounting transactions.

- Hired a Director of Taxation and filled various open positions within the tax department. We now have sufficient resources within the tax department to be able address sophisticated tax accounting matters and insure that they are properly accounted for in our books and records.

- Hired a permanent Chief Information Officer ("CIO"). The CIO is tasked with leading our efforts of developing and implementing continued improvements and enhancements to our ERP system and other internal systems and processes that impact our financial statement preparation and review procedures.

- Created a team within the Corporate Controller's organization dedicated to technical research and providing guidance to the whole financial team on matters relating to new GAAP and/or SEC reporting requirements. This will insure that we apply the proper GAAP to our accounting transactions.

Enhancements implemented in the fourth quarter of fiscal 2008:

- Deployed and implemented an automated web-based product configuration and quoting tool to allow our sales organization to provide accurate and timely quotes to our customers. By automating our quoting process we have improved the accuracy of transactional information that feeds into our ERP system, resulting in fewer manual accounting adjustments needed to properly record a transaction into our general ledger.

- Initiated 100% validation by functional managers of certain quarterly human resource data within our ERP system. This requirement will allow the accounting function to rely on certain data when determining the amounts of period-end accrual balances required to properly reflect our accounting records.

Based on the final two enhancements implemented in the fourth quarter of fiscal 2008 and with the Company's internal verification in the fourth quarter of fiscal 2008 that enhancements to our internal controls have been operating as designed, the Company has determined that the material weakness over financial statement reporting and review procedures has been remediated.

**Inadequate controls over the accounting for stock-based compensation:**

During the year ended December 31, 2008 we initiated several procedures and enhanced processes in order to improve our financial statement preparation and review procedures in the area of accounting for stock-based compensation as set forth below:

- Implemented a monthly cross-functional review process that includes communication with and sign-off by both the legal and human resources departments to ensure modifications to awards are properly identified and verified.
- On a quarterly basis, the Audit Committee is provided with a report on all modifications to awards recorded in the period. In addition, the Compensation Committee approves all modifications.
- Review and provide to management documentation regarding to the accounting considerations of:
    - All material award modifications
    - All material changes to the assumptions used to calculate our stock compensation
- Added another layer of review of stock compensation transactions by shifting the responsibility of the accounting of such transactions to the technical accounting team.

Based on the Company's internal verification in the fourth quarter of fiscal 2008 that all enhancements to our internal controls have been operating as designed the Company has determined that the material weakness over accounting for stock-based compensation has been remediated.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sonus Networks, Inc.
Westford, Massachusetts

We have audited the internal control over financial reporting of Sonus Networks, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 25, 2009 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 25, 2009

### Item 9B. Other Information

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is included under the caption "Executive Officers of the Registrant," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Business Conduct and Ethics" and "Board Meetings and Committees" in our definitive Proxy Statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year and is incorporated herein by reference.

### Item 11. Executive Compensation

The information required by this Item 11 is included under the captions "Director Compensation," "Summary of Executive Compensation," "Plan-Based Awards," "Option Holdings," "Severance and Change-in-Control Arrangements," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in our definitive Proxy Statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is included, as applicable, under the captions "Severance and Change-in-Control Agreements," "Indemnification Agreements," "Director Independence" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

### Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is included under the captions "Fees for Independent Registered Public Accounting Firm during the years ended December 2008 and 2007" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2009 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

## PART IV

### Item 15. Exhibits and Financial Statement Schedules

#### 1) Financial Statements

The consolidated financial statements of the Company are listed in the index under Part II, Item 8, of this Annual Report on Form 10-K.

#### 2) Financial Statement Schedules

None. All schedules are omitted because they are not applicable, not required under the instructions or the information is contained in the consolidated financial statements, or notes thereto, included herein.

#### 3) List of Exhibits

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONUS NETWORKS, INC.

February 25, 2009

By: /s/ RICHARD N. NOTTENBURG

Richard N. Nottenburg
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ RICHARD N. NOTTENBURG<br>Richard N. Nottenburg | President and Chief Executive Officer (Principal Executive Officer) | February 25, 2009 |
| /s/ RICHARD J. GAYNOR<br>Richard J. Gaynor | Chief Financial Officer (Principal Financial Officer) | February 25, 2009 |
| /s/ HOWARD E. JANZEN<br>Howard E. Janzen | Chairman | February 25, 2009 |
| /s/ WAYNE PASTORE<br>Wayne Pastore | Vice President of Finance, Corporate Controller and Chief Accounting Officer (Principal Accounting Officer) | February 25, 2009 |
| /s/ JOHN P. CUNNINGHAM<br>John P. Cunningham | Director | February 25, 2009 |
| /s/ JOHN A. SCHOFIELD<br>John A. Schofield | Director | February 25, 2009 |
| /s/ SCOTT E. SCHUBERT<br>Scott E. Schubert | Director | February 25, 2009 |
| /s/ PAUL J. SEVERINO<br>Paul J. Severino | Director | February 25, 2009 |
| /s/ H. BRIAN THOMPSON<br>H. Brian Thompson | Director | February 25, 2009 |

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 3.1(e) | Fourth Amended and Restated Certificate of Incorporation of Sonus Networks, Inc., as amended |
| 3.1(f) | Certificate of Designation specifying the terms of the Series A Junior Participating Preferred Stock, par value $0.01 per share. |
| 3.2(b) | Amended and Restated By Laws of Sonus Networks, Inc. |
| 4.1(b) | Form of Stock Certificate representing shares of Sonus Networks, Inc. Common Stock |
| 4.2(c) | Rights Agreement, dated June 26, 2008, between the Company and American Stock Transfer & Trust Company, LLC, which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and Exhibit C thereto a Summary of Rights to Purchase Shares of Preferred Stock. |
| 10.1(a) | Registration Rights Agreement, dated as of November 2, 2000, by and among Sonus Networks, Inc. and the Stockholder parties thereto |
| 10.2(b)+ | Amended and Restated 1997 Stock Incentive Plan of the Registrant |
| 10.3(b)+ | 2000 Employee Stock Purchase Plan of the Registrant |
| 10.4(a) | Lease, dated September 30, 2000, between the Registrant and BCIA New England Holdings LLC with respect to property located at 25 Porter Road, Littleton, Massachusetts |
| 10.5(g)+ | Summary of Fiscal 2008 Bonus Program |
| 10.6(h)+ | Form of Stock Option Agreement under the 1997 Stock Incentive Plan |
| 10.7(h)+ | Form of Director and Officer Indemnity Agreement |
| 10.8(i) | Office Lease Agreement, dated July 19, 2005, between Sonus Networks, Inc. and Pearson Fund III, L.P. with respect to property located at 1130 East Arapaho Road, Richardson, Texas |
| 10.9(j)+ | Employment letter dated August 9, 2005, by and between the Registrant and Paul K. McDermott |
| 10.10(k) | Form of Resale Restriction Agreement |
| 10.11(l) | Sublease agreement, dated February 22, 2006, by and between Teradyne, Inc. and Sonus Networks, Inc. with respect to property located at 7 Technology Park Drive, Westford, Massachusetts |
| 10.12(m)+ | Form of Consent to Stock Option Amendment |
| 10.13(n)+ | Retention Agreement dated November 14, 2007 by and between the Registrant and Hassan Ahmed |
| 10.14(o)+ | Separation of Employment Agreement dated September 6, 2007 by and between the Registrant and Ellen B. Richstone |
| 10.15(p)+ | Separation of Employment Agreement dated August 7, 2007 by and between the Registrant and Albert A. Notini |
| 10.16(q) | 2007 Stock Incentive Plan |
| 10.17(r)+ | Employment letter dated August 31, 2007, by and between the Registrant and Richard J. Gaynor |
| 10.18(x) | Amended and Restated 2000 Employee Stock Purchase Plan of Registrant |
| 10.19(y) | Form of Nonstatutory Stock Option Agreement under 2007 Stock Incentive Plan |
| 10.20(y) | Form of Restricted Stock Agreement under 2007 Stock Incentive Plan |
| 10.21(s)+ | Employment Agreement between the Registrant and Richard N. Nottenburg accepted on May 16, 2008 |
| 10.22(t)+ | Executive Severance and Arbitration Agreement between the Registrant and Matthew Dillon signed on October 7, 2008 |

| Exhibit No. | Description |
|---|---|
| 10.23(t)+ | Executive Severance and Arbitration Agreement between the Registrant and Richard J. Gaynor signed on October 7, 2008 |
| 10.24(t)+ | Executive Severance and Arbitration Agreement between the Registrant and Mohammed Shanableh signed on October 7, 2008 |
| 10.25(u)+ | Separation of Employment Agreement between the Registrant and Chuba Udokwu signed on October 10, 2008 |
| 10.26(v)+ | Employment Letter between the Registrant and Gurudutt Pai accepted on December 11, 2008 |
| 10.27(w) | Letter Agreement dated January 9, 2009 between on the one hand, the Registrant and, on the other hand, Legatum Capital Limited and its affiliates |
| 14.1(d) | Code of Business Conduct and Ethics |
| 21.1* | Subsidiaries of the Registrant |
| 23.1* | Consent of Deloitte & Touche LLP |
| 31.1* | Certificate of Sonus Networks, Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certificate of Sonus Networks, Inc. Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certificate of Sonus Networks, Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certificate of Sonus Networks, Inc. Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

(a) Incorporated by reference to the Registrant's Registration Statement on Form S-4 (file No. 333-52682).

(b) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (file No. 333-32206).

(c) Incorporated by reference from the Registrant's Form 10-Q (File No. 000-30229), filed August 11, 2008 with the SEC.

(d) Incorporated by reference from the Registrant's Form 10-K (File No. 000-30229), filed March 15, 2004 with the SEC, as amended on Registrant's website.

(e) Incorporated by reference from the Registrant's Amendment No. 1 to Form 10-K/A (File No. 000-30229), filed July 28, 2004 with the SEC.

(f) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed with the SEC.

(g) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed June 10, 2008 with the SEC.

(h) Incorporated by reference from the Registrant's Form 10-Q (File No. 000-30229), filed August 20, 2004 with the SEC.

(i) Incorporated by reference from the Registrant's Form 10-Q (File No. 000-30229), filed November 8, 2005 with the SEC.

(j) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed August 15, 2005.

(k) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed December 28, 2005 with the SEC.

(l) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed March 9, 2006 with the SEC.

(m) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed December 29, 2006 with the SEC.

(n) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed November 19, 2007 with the SEC.

(o) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed September 6, 2007 with the SEC.

(p) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed August 7, 2007 with the SEC.

(q) Incorporated by reference from the Registrant's Schedule 14A (File No. 000-30229), filed October 9, 2007 with the SEC.

(r) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed September 6, 2007 with the SEC.

(s) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed May 20, 2008 with the SEC.

(t) Incorporated by reference from the Registrant's Form 8-K (File no. 000-30229), filed October 8, 2008 with the SEC.

(u) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed October 10, 2008 with the SEC.

(v) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed December 15, 2008 with the SEC.

(w) Incorporated by reference from the Registrant's Form 8-K (File No. 000-30229), filed January 12, 2009 with the SEC.

(x) Incorporated by reference from the Registrant's Form 10-K (File No. 000-30229), filed March 6, 2008 with the SEC.

(y) Incorporated by reference from the Registrant's Form 10-Q (File No. 000-30229), filed May 8, 2008 with the SEC.

* Filed herewith.

\+ Management contract or compensatory plan or arrangement filed in response to Item 15(a)(3) of the Instructions to the Annual Report on Form 10-K.

EXHIBIT 21.1

# SONUS NETWORKS, INC.
## SUBSIDIARIES OF THE REGISTRANT

| Name | Jurisdiction of Incorporation |
|---|---|
| Sonus International, Inc. | Delaware |
| Sonus Securities Corp. | Massachusetts |
| telecom technologies, inc. | Texas |
| Sonus Networks (Austria) GmbH | Austria |
| Sonus Networks Limited | United Kingdom |
| Sonus Networks Pte. Ltd. | Singapore |
| Nihon Sonus Networks K.K. | Japan |
| Westford Networks Mexico, S. de R.L. de C.V. | Mexico |
| Sonus Networks GmbH | Germany |
| Sonus Networks EURL | France |
| Sonus Networks España, S.R.L. | Spain |
| Sonus Networks India Private Limited | India |
| Sonus Networks Trading Private Limited | India |
| Sonus Networks (HK) Limited | Hong Kong |
| Sonus Networks s.r.o. | Czech Republic |
| Sonus Networks Malaysia Sdn. Bhd. | Malaysia |
| Sonus Networks Corp. | Canada |
| Sonus Networks AB | Sweden |

**EXHIBIT 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-61940 and 333-66982 on Form S-3 and Registration Statement Nos. 333-43334, 333-53970, 333-54932, 333-105215, 333-124777 and 333-150022 on Form S-8 of our reports dated February 25, 2009, relating to the consolidated financial statements of Sonus Networks, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, effective January 1, 2007), and the effectiveness of Sonus Networks, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Sonus Networks, Inc. for the year ended December 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 25, 2009

**EXHIBIT 31.1**

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Richard N. Nottenburg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ RICHARD N. NOTTENBURG

Richard N. Nottenburg
*President and Chief Executive Officer*
*(Principal Executive Officer)*

**EXHIBIT 31.2**

**CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Richard J. Gaynor, certify that:

1. I have reviewed this Annual Report on Form 10-K of Sonus Networks, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ RICHARD J. GAYNOR

Richard J. Gaynor
*Chief Financial Officer*
*(Principal Financial Officer)*

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Richard N. Nottenburg, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2009

/s/ RICHARD N. NOTTENBURG

Richard N. Nottenburg
*President and Chief Executive Officer*
*(Principal Executive Officer)*

**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Sonus Networks, Inc. (the "Company") for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Richard J. Gaynor, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2009

/s/ RICHARD J. GAYNOR

Richard J. Gaynor
*Chief Financial Officer*
*(Principal Financial Officer)*